                                                      Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-94677

PROSPECTUS

                                3,300,000 Shares

                     [LOGO OF COOLSAVINGS.COM APPEARS HERE]

                                  Common Stock

   This is an initial public offering of common stock by coolsavings.com inc. All of the shares of common stock are being sold by CoolSavings.

                                 ------------

   There is currently no public market for the common stock. Our common stock has been approved for listing on the Nasdaq National Market under the symbol CSAV.

                                 ------------

   When the offering is completed, our principal stockholders, executive officers and directors will, in the aggregate, beneficially own approximately 60.8% of our outstanding common stock.

                                 ------------

                                                          Per Share    Total
                                                          --------- -----------
Initial public offering price............................   $7.00   $23,100,000
Underwriting discounts and commissions...................   $0.49   $ 1,617,000
Proceeds to CoolSavings, before expenses.................   $6.51   $21,483,000

   CoolSavings has granted the underwriters an option for a period of 30 days to purchase up to 495,000 additional shares of common stock.

                                 ------------

         Investing in the common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 5.

                                 ------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

CHASE H&Q

                   LEHMAN BROTHERS

                                       THOMAS WEISEL PARTNERS LLC


May 19, 2000

                             Inside Front Cover

                      Comprehensive E-Marketing Services

                                    [Logo]

                                coolsavings.com

attract advertisers                               attracts consumers

active shoppers                                   online and office advertisers

variety of                                        multiple venues
promotional incentives                            personalized
                                                  permission based

household targeting

    tracking
                        screenshot of coolsavings.com
                                  home page

                            FIRST PAGE OF GATEFOLD


Screenshot of advertisers'
site offer                      Tracking leads to
                             more effective campaigns

Broad array of incentives
on our web site                 customer logos

                              Building one-to-one
                                relationships
Screenshot of targeted e-mail


                                              Variety of places for redemption
and in our targeted e-mails    online retailers   mall stores   national and
                                                                regional chains

                            SECOND PAGE OF GATEFOLD

                                         Advertisers can deliver, target
                                       and track a wide array of incentives
   Broad range of promotional                      to promote
         incentives                                products or
                                                 services in any
                                                online or offline
                                                   environment
               graphic of
             member database
                                               We capture and store
                incentives drive                 detailed member
                    sales                    demographic information,
                                            track shopping preferences
                                                and behavior, and
neighborhood businesses                          with advertiser
                                                 cooperation can
                                               track redemption of
                                              these incentives back
                                             to the member household

                                               We use sophisticated
                                              data mining to create
                                              predictive models to
                                              make future targeting
                                               even more effective

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
      Prospectus Summary.................................................   1

      Risk Factors.......................................................   5

      Forward-Looking Statements.........................................  20

      Use of Proceeds....................................................  21

      Dividend Policy....................................................  21

      Capitalization.....................................................  22

      Dilution...........................................................  23

      Selected Financial Data............................................  24

      Management's Discussion and Analysis of Financial Condition and
       Results of Operations.............................................  25

      Business...........................................................  35

      Management.........................................................  50

      Certain Transactions and Relationships.............................  58

      Principal Stockholders.............................................  61

      Description of Capital Stock.......................................  63

      Shares Eligible For Future Sale....................................  68

      Underwriting.......................................................  70

      Legal Matters......................................................  72

      Experts............................................................  72

      Where You Can Find Additional Information..........................  72

      Index to Financial Statements...................................... F-1

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making an investment decision.

                                  CoolSavings

   We provide a comprehensive set of e-marketing services used by online and offline advertisers to build one-to-one customer relationships. Under our established brand, advertisers can deliver, target and track a wide array of incentives to promote their products or services. We deliver these incentives to targeted segments of our large audience of consumers, known as members, who have registered their demographic profiles with us and have given us permission to deliver personalized savings opportunities to them. These incentives can be redeemed by our members either online or in stores depending on the particular promotion. We generate substantially all of our revenues by providing e-marketing services to our advertisers. Approximately 1% of our revenues are generated from royalty and license fees and other miscellaneous sources. The top ten advertisers from which we generated the most revenues in 1999 were Bigstar, eNutrition.com, First USA, InsWeb, Kids "R" Us, MCI WorldCom, overstock.com, petopia.com, petsmart.com and SmarterKids.com. During 1999, no advertiser accounted for more than 6.8% of our revenues. During the first quarter of 2000, no advertiser accounted for more than 10.9% of our revenues. As of March 31, 2000, we had over 6.6 million registered members, representing nearly 5.4 million households.

   The compelling advantages of the Internet as a direct marketing medium have led to the development of e-marketing services that are designed to enable businesses to acquire and retain customers and build customer loyalty. The Direct Marketing Association projects that online direct marketing expenditures will increase from approximately $1.3 billion in 1999 to approximately $8.6 billion in 2004. In our experience, while online companies are the most frequent users of our e-marketing services, traditional offline businesses such as national retailers and consumer packaged goods manufacturers are increasingly seeking to use our e-marketing services to drive offline sales and build customer relationships. Furthermore, we believe many online companies and traditional businesses are devoting larger portions of their marketing budgets to Internet direct marketing.

   Our web site, coolsavings.com, offers convenient and personalized incentives for goods and services from a broad range of advertisers, including online retailers, national brick-and-mortar chains, consumer packaged goods manufacturers, large consumer service providers and neighborhood businesses. We offer a wide array of promotional services for advertisers including printed and electronic coupons, personalized e-mails, rebates, samples, sales notices, gift certificates, contests and banner advertisements. According to Media Metrix, for March 2000, CoolSavings was the eleventh most frequently visited shopping web site and the eighth most frequently visited shopping site by women. During the first quarter of 2000, we sent an average of approximately
22.8 million e-mails to our members per month.

   With our members' permission, we capture and store detailed member demographic information, track shopping preferences and behavior, and with advertiser cooperation can track redemption of these incentives back to our members' households. In doing so, we have developed an extensive database of information that we use for the benefit of our advertisers. Although we keep our members' identities private, we analyze our database with sophisticated data analysis, targeting and tracking technology to help our advertisers execute effective promotional campaigns. As our members use the incentives we offer, we gather extensive shopping behavior and preference information which further enriches our member profiles for future database marketing.

   Our objective is to be the leading provider of e-marketing services to advertisers. To achieve this objective, we plan to continue to add to our base of members and advertisers through an active online and offline marketing program that enhances the CoolSavings brand. We must also continue to enrich our database and develop deeper data for predictive modeling and targeting purposes.

   Our business is subject to risks. In particular, we have incurred significant losses since our inception, including net losses of $16.9 million in 1999. Our accumulated deficit as of March 31, 2000 was $28.7 million, and we expect to continue to incur losses for the foreseeable future. Furthermore, we operate in an emerging and highly competitive market with relatively low barriers to entry.

   We were incorporated as Interactive Coupon Marketing Group, Inc. in Michigan in December 1994. In November 1998, we changed our corporate name to coolsavings.com inc. Our corporate offices are located at 360 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60601. Our telephone number at that location is (312) 224-5000. Our Internet address is http://www.coolsavings.com. Information contained on our web site is not a part of this prospectus.

                                  The Offering

 Common stock offered by CoolSavings.................  3,300,000 shares
 Common stock to be outstanding after this offering.. 38,678,021 shares
 Use of proceeds..................................... For general corporate purposes, including
                                                      operational expenses,
                                                      such as personnel and
                                                      sales and marketing, and
                                                      capital expenditures
 Nasdaq National Market Symbol....................... CSAV

   Unless otherwise indicated, share information in this prospectus:

  . is based on our shares outstanding as of March 31, 2000;

  . assumes conversion of our convertible subordinated notes into 793,076 shares of common stock upon completion of this offering, based on the initial public offering price of $7.00 per share;

  . assumes conversion of our Series A convertible preferred stock into 2,822,133 shares of common stock upon completion of this offering;

  . gives effect to a 1,150-for-1 stock split which occurred on April 7, 2000; and

  . assumes the underwriters' over-allotment option is not exercised.

                                  ------------

   The number of shares to be outstanding after this offering excludes, as of March 31, 2000:

  . 6,352,562 shares of common stock reserved for issuance under our 1997
    Stock Option Plan, of which 4,282,600 shares are subject to outstanding options at a weighted average exercise price of $4.23 per share;

  . 324,737 shares subject to options granted outside of our 1997 Stock
    Option Plan at an exercise price of $0.28 per share; and

  . 635,256 shares of common stock reserved for issuance under our 1999 Non-
    Employee Director Stock Option Plan, of which 63,250 shares are subject to outstanding options at a weighted average exercise price of $4.69 per share.

   Unless otherwise indicated, all statistical data regarding CoolSavings referenced in this prospectus is as of March 31, 2000. This prospectus contains statistical data regarding Internet usage and the advertising and marketing industry that we obtained from industry publications, including reports generated by International Data Corporation, the Direct Marketing Association, Mediamark Research Inc., NPD Online Research and Media Metrix, Inc.

   We own service mark registrations for the mark COOLSAVINGS, as well as several other service marks, including, among others, COOLMALLS, COOLTRAVEL, COOLSAMPLES and COOLCATALOGS, in the United States. We also own common law rights in these and other marks. In addition, we have applied for United States federal registrations of several service marks, including our stylized piggy-bank logo, SAVE. THEN SHOP., SQUEALS OF THE DAY, COOLSAVINGS COUPON MANAGER and SAVINGSCENTER. We have also obtained a trademark registration in Australia for COOLSAVINGS and have registration applications pending in the United Kingdom and Canada. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

   The summary financial data presented below are derived from the financial statements of CoolSavings. The pro forma balance sheet data includes the automatic conversion of our convertible subordinated notes and Series A convertible preferred stock upon the completion of this offering. The pro forma as adjusted balance sheet data reflects the receipt of the net proceeds from the sale of the 3,300,000 shares of common stock offered by CoolSavings at the initial public offering price of $7.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. The pro forma loss per common share for the year ended December 31, 1999 and the three months ended March 31, 2000 reflects the effects of a deemed dividend of $19,868,000 representing the beneficial conversion feature of the Series A convertible preferred stock and a beneficial conversion feature of $555,000 relating to the conversion of the convertible subordinated notes. The shares used to compute pro forma loss per share at December 31, 1999 and March 31, 2000 were calculated by adding to the historical weighted average common shares outstanding the number of shares which will be issued upon the conversion of the convertible subordinated notes and the Series A convertible preferred stock using the if converted method from the respective dates of issuance.

                             Summary Financial Data
                (in thousands, except share and per share data)

                          Inception                                                     Three Months Ended
                           through              Year Ended December 31,                     March 31,
                         December 31, ----------------------------------------------  -----------------------
                             1995        1996        1997        1998        1999        1999         2000
                         ------------ ----------  ----------  ----------  ----------  -----------  ----------
Statement of Operations
 Data:                                                                                     (unaudited)
  Net revenues..........  $      --   $      --   $      110  $    1,143  $   12,916  $       890  $    8,086
  Gross profit (loss)...         --          --          (38)        715      11,098          634       7,017
  Loss from operations..         (16)       (883)     (2,725)     (5,346)    (17,133)      (2,694)     (7,713)
  Net loss..............         (16)       (874)     (2,732)     (5,741)    (16,868)      (2,624)     (7,638)
  Historical loss per
   common share, basic
   and diluted..........  $    (0.00) $    (0.06) $    (0.15) $    (0.27) $    (0.57) $     (0.10) $    (0.40)
  Weighted average
   shares used to
   compute historical
   basic and diluted
   loss per common
   share................  10,962,809  13,697,334  18,266,572  21,547,177  29,804,681   25,249,484  31,729,705
  Pro forma loss per
   common share, basic
   and diluted
   (unaudited)..........                                                  $    (1.24)              $    (0.79)
  Weighted average
   shares used to
   compute pro forma
   basic and diluted
   loss per share
   (unaudited)..........                                                  30,058,750               35,340,788

                                                           March 31, 2000
                                                     ---------------------------
                                                               Pro    Pro Forma
                                                     Actual   Forma  As Adjusted
                                                     ------- ------- -----------
                                                             (unaudited)
Balance Sheet Data:
  Cash and cash equivalents......................... $ 9,543 $ 9,543   $30,830
  Working capital...................................   6,907  11,904    32,304
  Total assets......................................  25,122  25,122    45,522
  Long-term debt, including current portion.........     825     825       825
  Total stockholders' equity........................  11,585  16,581    36,981

                                  RISK FACTORS

   You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially and adversely affect our business and quarterly and annual results of operations and could result in a complete loss of your investment.

                         Risks Related to Our Business

Our unproven business model makes it difficult to evaluate our business

   We launched our web site in February 1997 and operate in a market that is new and changing rapidly. Because we have an unproven business model, it may be difficult for you to evaluate an investment in our common stock. In addition, we face risks, uncertainties, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet advertising and direct marketing market. To address these risks and uncertainties, we must, among other things:

  . maintain relationships with existing advertisers and attract additional advertisers;

  . attract members who actively take advantage of our offers and make purchases, request information and otherwise interact with our advertisers;

  . attract, integrate, motivate and retain qualified personnel;

  . enhance our brand recognition;

  . develop new promotions and services;

  . continue to upgrade and develop our systems and infrastructure to accommodate potential growth;

  . anticipate and adapt to the evolving Internet advertising and direct marketing market and changes in advertisers' promotional needs and policies;

  . maintain and defend our intellectual property rights; and

  . respond to changes in government regulations.

   We may not be successful in accomplishing these objectives. Our failure to do so could harm our business, results of operations and financial condition.

We have a history of losses, we had an accumulated deficit of $28.7 million as of March 31, 2000 and we anticipate future losses

   We incurred net losses of $5.7 million in 1998, $16.9 million in 1999 and $7.6 million for the three months ended March 31, 2000. As of March 31, 2000, our accumulated deficit was $28.7 million. We expect to continue to incur significant operating losses and capital expenditures. In particular, we expect to invest heavily in sales and marketing activities, hiring new personnel, enhancing services and technology, expanding and relocating our facilities and defending our intellectual property. As a result, we will need to generate significant revenues to achieve and maintain profitability. Although our revenues have grown in recent quarters, this growth may not be sustained and we may never become profitable. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis.

Our quarterly financial results may fluctuate, making our future financial results difficult to forecast

   Our future operating results may vary significantly due to a variety of factors, including the following which may be beyond our control:

  . advertisers' demand for and use of our services;

  . performance-based contracts, under which our revenues depend on our members' responsiveness to advertisers' offers;

  . our members' demand for our services and response to the offers we make available to them; and

  . litigation costs.

   As a result, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. Moreover, these factors make our revenues difficult to forecast. In addition, we plan to significantly increase our sales and marketing, product development and other operating expenses. We base our estimated expenses in part on projections of future revenue, which are inherently uncertain. We may be unable to reduce spending quickly enough to offset any unexpected revenue shortfall, which could cause our business and operating results to suffer. This would likely affect the market price of our common stock in a manner which may be unrelated to our long-term operating performance. It is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, our stock price will likely decline, perhaps significantly.

We derive most of our revenues from short-term contracts with our advertisers

   Approximately 80% of our current advertising contracts have stated terms of less than three months. We may be unsuccessful in securing longer commitments. Some advertisers prefer short-term contracts because they use our service to promote limited-time promotional events or seasonal products and services. In addition, new advertisers often request a short-term trial to assess the effectiveness of our services, particularly because Internet-based promotional services are relatively new and unproven. The limited duration of our advertising contracts makes it difficult for us to forecast our revenues. If we cannot renew our contracts or attract new advertisers, our results of operations and financial condition will be seriously harmed.

Our operating results are subject to seasonal fluctuations

   We believe our operating results will be subject to seasonal fluctuations that may make our stock price more volatile. Advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. We anticipate that our future revenues will reflect these seasonal patterns. However, our limited operating history and the evolving nature of the Internet advertising market make it difficult for us to predict the precise future impact of seasonal factors on our business.

We depend on compelling promotional offers by our advertisers

   Our members' usage of our services, and the resulting attractiveness of our service to advertisers, depend upon the quality of the promotional offers we deliver and our members' interest in them. In addition, under some of our advertising contracts, our revenues depend on members' responsiveness to specific promotions. We currently consult with our advertisers about the type and frequency of incentives they offer, but we cannot control their choice of promotions or their fulfillment of incentives. If our advertisers' promotional offers are not attractive to our members, we will not be able to maintain or expand our membership or generate adequate revenues based on the size of our membership or on the responses we produce. Moreover, if our members are not satisfied with the offers our advertisers make available to them, or with the products or services they receive upon redemption of offers, their negative experiences might result in publicity that could damage our reputation, which would harm our efforts to attract and retain members and advertisers.

We depend on the successful introduction of new services and features

   To retain and attract members and advertisers, we intend to introduce additional services and new features on our web site. For example, we plan to offer advertisers the ability to deliver promotional incentives to small businesses, in addition to individual consumers. These new features and services will require us to spend significant funds on product development and on educating our advertisers and consumers about our new service offerings. New services and features may contain errors or defects that are discovered only after introduction. Correcting these defects may result in significant costs, service interruptions, loss of advertisers' and members' goodwill and damage to our reputation. In addition, our successful introduction of new technologies will depend on our advertisers' ability to adapt to use these technologies, over which we have no control. If we introduce a service or feature that is not favorably received, our current members may use our web site and other services less frequently, our existing advertisers may not renew their contracts and we may be unable to attract new members and advertisers.

We must be able to establish and maintain relationships with operators of other web sites to attract new members

   We advertise on third-party web sites using banner advertisements and sponsorships to attract potential new members. Historically, approximately 70% of our members were referred to our web site through third-party web sites. Competition for banner and sponsorship placements on the highest traffic web sites is intense, and we may not be able to enter into these relationships on commercially reasonable terms, or at all. Moreover, we may have to pay significant fees to establish these relationships. For instance, during the first quarter of 2000, we paid operators of third-party web sites approximately $2.8 million to attract potential new members. Depending on the particular web site operator, these fees were paid on the basis of each member registration we received, each impression delivered or each click-through to our web site. Even if we enter into or maintain our current relationships with other web site operators, those sites may not attract significant numbers of users or increase traffic to our web site. Some operators of other web sites, and parties such as Netcentives with which we create new incentive programs for our members, may also offer competing services, alone or through an arrangement with one of our competitors. These operators may be reluctant to enter into or expand their relationships with us. Our business could be harmed if we do not establish and maintain relationships with other web site operators on commercially reasonable terms or if our relationships do not result in additional member registrations on our web site. In addition, to attract new members, we may enter into agreements with organizations that have established subscription bases. These agreements may contain exclusivity provisions that restrict our ability to enter into similar agreements with other organizations in the same business category. For example, our agreement with The Parenting Group prohibits us from establishing promotional programs similar to the one we operate with The Parenting Group. These types of exclusive arrangements may limit or eliminate sources of members and revenues that otherwise may be available to us.

Intellectual property litigation against us can be costly and could result in the loss of significant rights

   We expect that, as the number of services and competitors in Internet advertising and direct marketing grows, we will be increasingly subject to intellectual property infringement, unfair competition and related claims against us. Third parties may also seek to invalidate our United States Patents, No. 5,761,648, entitled "Interactive Marketing Network and Process Using Electronic Certificates" and No. 5,855,007, entitled "Electronic Coupon Communication System." Currently, we are a defendant in five lawsuits filed by competitors, each of which alleges that our technology or business methods infringe on the competitor's patent. The lawsuits seek, among other things, to prevent us from using methods that allegedly violate the competitors' patents. In addition, some of these competitors have in the past, and may in the future, name our customers as defendants in these suits, which may cause these customers to terminate their relationships with us which, in turn, could harm our business. While we intend to defend these actions vigorously, our efforts may not be successful. Our failure to prevail in this litigation could result in:

  . our paying monetary damages, which could be tripled if the infringement is found to have been willful;

  . an injunction requiring us to stop offering our services in their current form;

  . our having to redesign our technology and business methods, which could be costly and time-consuming even where a redesign is feasible; or

  . our having to pay fees to license intellectual property rights, which may result in unanticipated or higher costs.

   Because of the ongoing technical efforts of others in our market and the relatively recent introduction of our technology, we may be involved with one or more of our competitors in legal proceedings to determine the parties' rights to various intellectual property, including the right to our continued ownership of our existing patents. Our failure to prevail in these proceedings could harm our business.

   We cannot predict whether other third parties will assert claims of infringement or similar charges against us, or whether any past or future claims will harm our business. For example, we were recently notified of two patents believed to be relevant to our business. We recently purchased one of these patents. We are currently evaluating the other patent for any potential infringement issues and for any usefulness to our business. We expect that other potentially relevant patents may come to our attention from time to time in the future. We believe that participants in our market are increasingly attempting to obtain patent protection for their business methods, and some competitors such as Catalina Marketing and e-centives have announced that they have applied for additional patents. We cannot predict when or if patents will result from these efforts, or whether any of these third parties' patents will cover aspects of our business. The details of currently pending United States patent applications are not publicly disclosed until the patent is issued. Any third-party claim, with or without merit, could be time-consuming, result in costly litigation and damages, cause us to reduce or alter our services, delay or prevent service enhancements or require us to enter into royalty or licensing agreements.

   In addition, legal standards regarding the validity, enforceability and scope of intellectual property in Internet-related businesses are unproven and continue to evolve. In this legal environment, we may be required to license other parties' proprietary rights in an effort to clarify our ability to conduct business or develop new services. For example, we have entered into two license agreements with the owner of patents covering aspects of the issuance of printed coupons and the conduct of interactive games and contests. Further royalty or licensing agreements, if required, might not be available on terms acceptable to us, or at all. If there is a successful claim of infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be substantially harmed. Please see "Business--Legal Proceedings."

Protecting our patents, trademarks and proprietary rights may be costly and may distract our management

   We regard the protection of our patent rights, copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success. However, the steps we take to protect these and other proprietary rights will be costly, may require significant management resources and may be inadequate. For example, we incurred approximately $600,000 in legal fees and expenses in in the first quarter of 2000 to protect our proprietary rights. If we are unsuccessful in protecting our proprietary rights, our business will be seriously harmed.

 Patents

   We have two issued United States patents and three pending United States and 17 foreign patent applications directed to different aspects of our technology and business processes. Nevertheless, it is possible that:

  . our U.S. patents and any other patent we may obtain could be successfully challenged by third parties, which could deprive us of the right to prevent others from exploiting the electronic certificate issuing and processing method or other inventions claimed in our current or future patents;

  . current and future competitors could devise new methods of competing with our business that are not covered by our issued patents or any patents we may obtain, or against which our patents and any other patent we may obtain may be ineffective;

  . our pending patent applications may not result in the issuance of patents; and

  . a third party may have or obtain one or more patents that cause specific aspects of our business to be restricted or that require us to pay license fees.

   In addition, we cannot predict how recently enacted United States laws may impact our proprietary rights. For example, the American Inventor's Protection Act, which became law in October 1999, may grant partial or full immunity to certain qualified methods of doing business from the full exclusionary rights otherwise afforded to validly issued patents. There currently is no substantial judicial precedent addressing this new law. We are also uncertain as to whether countries other than the United States will grant patents for inventions pertaining to Internet-related businesses, or as to the extent of protection those foreign patents would afford if issued. As in the United States, the legal standards applied abroad for intellectual property in Internet-related businesses are evolving and unproven. Any ruling or legislation that reduces the validity or enforceability of our patents will seriously harm our business.

   We presently have six lawsuits pending against companies we believe have infringed on our patents. This litigation has been and will continue to be costly, and is likely to continue over the course of several years. These lawsuits are at an early stage, and the outcome of these lawsuits, as well as any other lawsuits we may file, may not be favorable to us. We may not prevail and prevent others from infringing on our patents and using our proprietary rights. Furthermore, some of the companies we have sued have filed counterclaims or separate lawsuits against us seeking damages or to prevent us from using features of our system or business, and competitors are taking steps in the United States Patent and Trademark Office to contest our patent rights. Other defendants and competitors may take similar actions. Please see "Business--Legal Proceedings."

 Trademarks, Copyrights and Trade Secrets

   We rely on a combination of laws and contractual restrictions to establish and protect our proprietary rights. We generally have entered into confidentiality and invention assignment agreements with our employees and contractors, and into non-disclosure agreements with parties with which we conduct business, in order to limit access to and disclosure of our proprietary information. These contractual arrangements and other steps we have taken to protect our intellectual property may not prevent misappropriation of our proprietary rights or deter independent third-party development or use of similar intellectual property. In addition, we have registered and have applied for registration of trademarks and service marks in the United States and in other countries. However, our pending registrations might not be issued and our registered marks may not prevent others from using similar marks.

 Domain Names

   We currently hold the Internet domain name coolsavings.com, as well as various other related names. The requirements for holding domain names could change. As a result, we may not acquire or maintain the "coolsavings.com" domain name in all of the countries in which we conduct business or in which we wish to conduct business in the future. This could impair our efforts to build brand recognition and to increase traffic to our web site. We also could be subject to disputes over our ownership of our domain names, which could be costly and disruptive.

 Licenses

   In the future, we may license portions of our intellectual property, including our issued patents, to third parties. To date, we have granted one competitor immunity from suit under one of our patents, on the condition that the competitor restrict its coupon distribution in ways acceptable to us. Similarly, we have also licensed two other competitors under this same patent on the condition that they restrict their coupon distribution in ways acceptable to us. If the nature or scope of the immunity or licenses were disputed, we would need to institute proceedings to enforce our rights under these agreements or under our patents.

We may lose business or incur liabilities to our advertisers due to uncertainties or inaccuracies in our database information

   It is important to our advertisers that we accurately track our members' demographics, our delivery of offers and advertisements and, in some instances, redemptions of incentives offered through CoolSavings. We have developed systems designed to record information about our members' demographic profiles, usage of our web site and other member information. If these systems do not perform as intended, we may not be able to evaluate accurately our members' household characteristics or the success of an advertiser's promotional campaign. Advertisers' willingness to use our services depends in part on the size of our membership base. In addition, in some cases our advertising rates increase as our registered membership increases and some of our advertising contracts require us to maintain or attain specified membership or usage levels. It is difficult to report our membership numbers accurately because some individuals may register more than once under different e-mail addresses, and members of households already registered with us may subsequently register themselves individually. Many of our members were registered on our web site by other members of their households and tend to use our web site less frequently than the members who registered them, if at all. Furthermore, we rely on the accuracy of the demographic, income and other information provided by our registering members. If advertisers perceive our tracking and evaluations to be unreliable or if our members' self-reported information proves to be inaccurate, we may lose current and potential advertisers, suffer erosion in our advertising rates or face disputes over proper advertising charges.

Failure to promote and protect our brand will harm our business

   We believe that strengthening our brand will be increasingly important because our market is competitive and has low barriers to entry. Our ability to promote and position our brand depends on the success of our marketing efforts and whether we can provide high quality services that motivate our members to use CoolSavings. To promote our brand, we will need to invest heavily in marketing to create and maintain brand loyalty among members. We intend to continue to expand our offline marketing efforts in such media as broadcast and print, where we have limited experience. These initiatives have involved and will continue to involve significant expenses. For instance, during the first quarter of 2000, we spent approximately $5.1 million to promote our brand. The outcome of our marketing efforts is difficult to predict. If our brand enhancement strategy is unsuccessful, our business will be harmed. In addition, we rely on co-branding relationships as sources for new members. These co-branded programs function together with our advertisers' established promotional vehicles to direct consumers to a special CoolSavings web address. To the extent anyone we co-brand with is subject to negative publicity, the goodwill associated with our brand may be harmed.

We may not be able to compete successfully against current and future competitors

   The market for e-marketing services is new, rapidly evolving and intensely competitive. Barriers to entry for companies in our market are low, and current and potential competitors can launch new web sites and e-marketing services at relatively low cost.

   Currently, we compete directly with online marketing companies in several fields:

  . direct marketers, such as FreeShop, LifeMinders and YesMail;

  . incentive services, such as Cybergold, MyPoints and Netcentives;

  . coupon providers, such as the online division of Catalina Marketing, e-centives and planet U; and

  . sweepstakes providers, such as Promotions.com.

   We also face competition from traditional direct marketers, including leading distributors of traditional coupons by mail or newspaper inserts and from companies offering affinity rewards tied to responses to advertisements. We expect that some of the leading distributors of traditional newspaper-insert coupons, which have significant existing relationships with advertisers such as consumer packaged goods companies, will compete against us directly by delivering their promotions over the Internet. For example, Valassis Communications, a leading distributor of newspaper-insert coupons, recently began to offer online services. We also compete with other web sites, portals and advertising networks, as well as traditional offline media such as television, radio and print, for a share of advertisers' total advertising budgets and for consumers' attention.

   Many of our current and potential competitors have longer operating histories, greater brand recognition, larger customer or user bases, and significantly greater financial, marketing, technical and other resources than we do. In addition, our competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Therefore, some of our competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to web site and systems development. They may also try to attract advertisers by offering free services. Increased competition may cause us to lose brand recognition and market share and could otherwise harm our business.

In the first quarter of 2000, approximately 37.6% of our revenues were derived from our five largest advertisers, with overstock.com accounting for approximately 10.9% of our revenues, and our revenues may be concentrated among a limited number of advertisers in the future

   During 1999, although no advertiser accounted for more than 6.8% of our revenues, approximately 21.6% of our revenues were derived from our five largest advertisers. In addition, during the first quarter of 2000, approximately 37.6% of our revenues were derived from our five largest advertisers, with our largest advertiser, overstock.com, accounting for approximately 10.9% of our revenues. We believe that a relatively small number of advertisers may account for a substantial portion of our revenues in future periods. If any of our major advertisers were to reduce their advertising purchases substantially or to stop using our services, our business would be seriously harmed.

Many of our customers are emerging Internet companies that represent credit risks

   A significant portion of our revenues is derived from sales of advertising to online retailers and service providers. For instance, in 1999, approximately 51% of our revenues were generated from promotional services used predominantly by online retailers and service providers and approximately 22% of our revenues were generated from promotional services used by companies with both an online and offline presence. Many of these companies have limited operating histories, are incurring substantial losses and have limited access to capital. Many of these companies represent credit risks and could fail. If these advertisers experience financial difficulties or fail to achieve commercial success, our business will suffer.

If we do not manage our growth, our business will be seriously harmed

   During 1999 and through the first quarter of 2000, we experienced rapid growth in our operations and we anticipate that further expansion will be required to address potential growth in our member and advertiser base and market opportunities. During 1999, we expanded from 53 to 121 employees and, during the first quarter of 2000, we expanded to 184 employees. Our new employees include a number of managerial, marketing, planning, technical and operations personnel who have not yet been fully integrated into our business, and we expect to add additional personnel in the near future. This expansion has placed a significant strain on our management, operational and financial resources, and we expect that strain to continue.

   To manage the expected growth of our operations, we will need to improve our existing and implement new operational and financial systems, procedures and controls. We will also need to expand our finance, administrative, client services and operations staff and train and manage our growing employee base effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. Additionally, we recently relocated our headquarters to downtown Chicago, which could continue to be disruptive. We anticipate that this relocation will cost approximately $450,000. If our new office space proves to be inadequate for our growth, we may have to spend additional resources to accommodate our operations.

   We may also pursue acquisition or investment opportunities that would complement our current business. If we are unable to make these acquisitions or investments, or have difficulty integrating any new entities or technologies, our business could be harmed. Our business, results of operations and financial condition will suffer if we do not effectively manage our growth.

Our failure to attract, assimilate and retain highly skilled personnel would seriously harm our business

   Our future success depends on the continued services of our senior management and other key sales and technical personnel, particularly Steven M. Golden, our Chairman, Chief Executive Officer and President, David H. Jacobson, our Executive Vice President, Finance and Chief Financial Officer, Matthew Moog, our Executive Vice President, Sales and Marketing, John J. Adams, our Executive Vice President, Operations and Technology, and Jonathan J. Smith, our Executive Vice President, Strategic Business Development. We do not have long-term employment agreements with any of our key personnel and maintain no "key person" life insurance policies. The loss of the services of any of our executive officers or other key employees would likely have a negative effect on our business, results of operations and financial condition.

   Our future success also depends on our ability to identify, attract, retain and motivate highly skilled employees, particularly additional technical, sales and marketing personnel. Competition for employees in our industry is intense. We have occasionally encountered and expect to continue to encounter difficulties in hiring and retaining highly skilled employees, particularly qualified software developers for our web site and database systems. We may be unable to retain our key employees or identify, attract, assimilate or retain other highly qualified employees in the future, which may in turn harm our business.

Our reputation and business could be damaged if we encounter system interruptions or capacity limitations

   We seek to generate a high volume of traffic and transactions on our web site. Our database must also handle a large volume of member data and information about members' usage of our web site. The satisfactory performance, reliability and availability of our web site, database systems and network infrastructure are critical to our reputation and our ability to attract and retain large numbers of members. Our revenues depend on promotional offers being readily available for members and our ability to process their coupon downloads, e-mail responses or other transactions on our web site. Any system interruptions that result in the unavailability of our service or reduced member activity would impair the effectiveness of our service for advertisers. Interruptions of service may also inhibit our ability to attract and retain members, which in turn will hinder our sales and marketing efforts. We have experienced periodic system interruptions, which may occur from time to time in the future. For instance, for two weeks during the summer of 1998, we experienced network access interruptions that lasted minutes at a time because of a problem with the access routers in the local access network of our primary Internet service provider.

   Additionally, recent acts of sabotage, known as denial of service attacks, on prominent, high traffic web sites have caused extended interruption of services on those web sites. Like other operators of web sites, we could also face system interruption or shutdown as a result of a denial of service attack.

   A substantial increase in rate of traffic on our web site will require us to expand and upgrade our technology, processing systems and network infrastructure. Any unexpected upgrades could be disruptive and costly. In addition, our existing systems may encounter unexpected problems as our member base expands. Our failure to handle the growth of our databases could lead to system failures, inadequate response times or corruption of our data, and could negatively affect our business, results of operations and financial condition. We may be unable to expand and upgrade our systems and infrastructure to accommodate this growth in a timely manner. Any failure to expand or upgrade our systems could damage our reputation and our business.

   Furthermore, the increased use of the Internet has caused frequent interruptions and delays in accessing and transmitting data over the Internet. If the use of the Internet continues to grow rapidly, the Internet's infrastructure may not continue to support the demands placed on it and its performance and reliability may decline. Interruptions or delays in Internet transmissions will disrupt our members' ability to access advertisers' offers on our web site and our ability to send targeted e-mail, which may in turn seriously harm our business and financial results. We also rely on web browser technology to create and target promotional offers. If access to these web-based systems is interrupted, our ability to disseminate new offers will be impaired, which could cause lost revenues or disputes with our advertisers.

We rely on third-party service providers, and any disruption or failure in the services they provide will harm our business

   We rely on three third-party service providers to provide access to our web site and support its operation. One of these third parties provides a co-location facility that houses our web servers and our database, another is an Internet service provider and the third provides telecommunication services. Any interruption or failure in these services or a deterioration in their performance could disrupt our business. Our support arrangements with these providers are for a term of one year and may be canceled on 30 days notice in certain circumstances. In the event these arrangements are terminated, we may not be able to find alternative service providers on a timely basis or on terms acceptable to us, or at all, which in turn would harm our business. In addition, we rely on software licenses from third parties, such as two software packages from L-Soft International, Inc. that we use to transmit e-mail to our members. If these licenses are terminated, we may not be able to find and install satisfactory alternate software on a timely basis or on terms acceptable to us, or at all, which will harm our business.

Our business could be damaged by natural disasters and other unexpected problems

   Our success and our ability to attract new members and motivate our members to respond to our advertisers' offers depend on the efficient and uninterrupted operation of our computer and communications hardware systems. Our web servers and the database behind our system as well as the servers we use to perform data analysis are currently located at an Exodus Communications data center in Oak Brook, Illinois. Currently, all site traffic is directed to the Exodus system and we maintain a fully redundant version of our entire system at our Chicago headquarters. The computer systems at each of our two hosting sites are vulnerable to damage or interruption from floods, fires, power loss, telecommunication failures, and other natural disasters. In addition, the backup system in our Chicago facility has only two hours of emergency back-up power. The occurrence of a natural disaster or other unanticipated problems at our facility or at the Exodus facility could result in interruptions in or degradation of our services. Our business interruption insurance may not adequately compensate us for resulting losses.

   Furthermore, the computer servers running our system are vulnerable to general mechanical breakdown or component failure, computer viruses, physical or electronic break-ins, sabotage, vandalism and similar disruptions, which could lead to loss or corruption of data or prevent us from posting offers on our web site, sending e-mail notifications of new offers or delivering coupons or other certificates to our members. System failure or degradation resulting from under-capacity or from any of these risks could harm our business.

We may be subject to claims as a result of our data analysis activities, which could result in loss of members

   The information in our database is an integral part of our business. We have designed our technology infrastructure and services to allow us to aggregate data regarding specific member behavior. We have a strict privacy policy that governs how we use information about our members. We currently do not sell member-identifying information to third parties without the consent of the member and have no plans to do so in the future. Furthermore, our e-mail notices are only sent to members who have elected to receive them. However, some people who receive promotions from us may still be unhappy that we contacted them. In addition, while we strictly protect the identity of individual members, we do provide advertisers with aggregate information regarding member demographics, shopping preferences and past behavior. Our use of this aggregated information may cause dissatisfaction among our members or otherwise lead to negative publicity. There has been substantial publicity, governmental investigations and litigation regarding privacy issues involving the Internet and Internet-based advertising. To the extent that our data mining activities conflict with any privacy protection initiatives or if any private information is inadvertently made public, we may be subject to legal claims. If our members become unhappy with our use of the information in our database, or if we are subject to legal proceedings or governmental investigations regarding our use of our database, our business will be harmed.

Our business will be harmed if our online security measures fail

   Because our efforts to attract and retain members depend on potential members' expectations of privacy in using our services, our business could be damaged by any security breach of our database or web site. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by these breaches. Someone circumventing our security measures could misappropriate proprietary information, corrupt our database or otherwise interrupt our operations. We could also be subject to liability as a result of any security breach or misappropriation of our members' personal data. This could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims, as well as claims based upon other misuses of personal information, such as unauthorized marketing. These claims could result in costly litigation and could limit our ability to attract and retain advertisers and members. Our security measures may fail to prevent security breaches. Any failure to prevent security breaches will damage our reputation and harm our business.

We may be liable for supplying inaccurate promotional information to consumers

   We may face liability if the promotional information in the offers available to our members is inaccurate. Our employees may make errors in posting our advertisers' promotions. In addition, our advertisers may make errors entering promotional offers directly into CoolSavings using our SavingsCenter software, and we do not proofread or otherwise verify all of these offers. Any liabilities which we may incur because of inaccurate information in the offers we deliver could harm our business, results of operations and financial condition. Additionally, any negative publicity generated as a result of inaccurate information in the offers we deliver could damage our reputation and diminish the value of our brand name.

We may be harmed if our advertisers fail to honor their promotions on our web site or to comply with applicable laws

   Our success depends largely upon retailers honoring our printed coupons and upon advertisers reliably delivering and accurately representing the listed goods and services. We have occasionally received, and expect to continue to receive, complaints from our members about retailers' failure to honor our coupons or about the quality of the goods and services featured in our promotions. These complaints may be accompanied by requests for reimbursement or threats of legal action against us. Any resulting reimbursements or related litigation could be costly for us, divert management attention, increase our costs of doing business or otherwise harm our business, financial condition or results of operations. In addition, our advertisers' promotion of their goods and services may not comply with federal, state and local laws. Our role in facilitating advertisers' sales activities may expose us to liability under these laws. If we are exposed to this kind of liability, we could be required to pay substantial fines or penalties, redesign our web site or business processes, discontinue some of our services or otherwise spend resources to avoid liability.

Expanding internationally could be costly and disruptive

   We intend to expand our business internationally, which will require significant management attention and financial resources. Our international expansion efforts will focus initially on Canada, Australia and the United Kingdom, and we expect to expand into other countries in the long term. We have no experience in operating internationally, and we may be unable to compete effectively in international markets. We believe that our expansion efforts into Canada, Australia, the United Kingdom or any other country will be subject to a number of risks and uncertainties, including:

  . potentially more stringent regulation and liability standards;

  . unexpected changes in regulatory requirements;

  . difficulties and costs of staffing and managing international operations;

  . differing technological standards;

  . varying and evolving legal standards for intellectual property covering
    Internet-related inventions;

  . inadequate protection of intellectual property in some countries;

  . difficulties and costs involved in tailoring our services to local advertising practices and customer preferences;

  . difficulties in collecting accounts receivable through foreign legal systems;

  . fluctuations in the value of the U.S. dollar relative to other currencies; and

  . potentially adverse tax consequences.

   Any of these factors could impair our ability to expand into international markets, or could significantly increase our expenses in future periods. In addition, we may pursue our international expansion strategy by entering into joint ventures or licensing our intellectual property to third parties. We may be unable to control these parties' activities, which could hinder our expansion efforts and could damage our brand.

We are a defendant in a securities-related lawsuit

   We have been named as a co-defendant in a lawsuit filed in 1999 against our Chief Executive Officer by his ex-wife. This lawsuit is based upon the plaintiff's sale of shares of our common stock to our Chief Executive Officer in March 1998 and makes various allegations including fraud. The suit seeks damages in excess of $6.5 million. While we believe that this lawsuit lacks merit, a negative outcome in this litigation could subject us to substantial damages and negative publicity. Our defense of this litigation, even if successful, could be costly and time-consuming.

                         Risks Related To Our Industry

We depend on widespread acceptance of online direct marketing and promotions and the continued growth of online commerce

   Our success depends on the continued growth and acceptance by both consumers and advertisers of online direct marketing and other promotional services available through the Internet. Although incentive promotions and direct marketing have been provided for many years through newspaper inserts, direct mailing and other conventional marketing and sales channels, they have only recently been offered on the Internet. Many of our current or potential advertising customers, particularly traditional offline businesses, have little or no experience using the Internet for advertising purposes, and may be reluctant to spend money on our services. As a result, we face a longer sales cycle when dealing with traditional offline businesses. At times, these sales cycles can last more than a year. In addition, some traditional retailers may not readily accept our computer-generated certificates as valid, in part because of their cashiers' lack of familiarity with them and the perceived risk that these coupons can be counterfeited. The other services we offer, including the use of targeted e-mails to alert consumers to savings opportunities, also represent new marketing methods whose acceptance by consumers and advertisers is less certain than traditional marketing methods. Although we do not send unsolicited e-mail, known as "spam," negative public perception associated with "spam" could reduce the demand for our services.

   In addition, we are dependent upon the continued growth of the Internet as a medium for commerce. Demand for services and products sold over the Internet is uncertain for a number of reasons, including concerns related to the security of transactions, network reliability and poor performance. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and reduce usage of the Internet. If use of the Internet does not continue to grow, grows more slowly than expected or does not become a viable commercial marketplace, our business, results of operations and financial condition will suffer.

Changes in consumer and advertiser trends could harm our business

   We derive substantially all of our revenues from fees charged to advertisers for our promotional services. Therefore, we will be affected by changing trends in retail advertising, such as the trend away from periodic promotions and toward "everyday low prices." In addition, many of our advertisers are national retailers and suppliers of consumer products and services. These businesses are affected by the general economy as well as consumer confidence, which has at times diminished despite otherwise strong financial conditions. Consumer spending also can be affected by trends related to lifestyle, such as changing tastes in fashion or entertainment. Any decline in demand for our services as a result of changes in consumer or advertiser trends could harm our business, results of operations and financial condition.

We may not be able to keep up with rapid technological developments and evolving industry standards

   The Internet is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing consumer and advertiser demands. Our future success will depend on our ability to adapt our services to rapidly changing technologies and evolving industry standards and to continually improve the performance, features and reliability of our services. For example, we may be required to adapt our services to be compatible with Internet-connected devices other than traditional personal computers, such as handheld and wireless devices. We may also need to adapt to evolving standards resulting from the convergence of the Internet, television and other media. The widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure.

Federal, state and local governments may further regulate the Internet and Internet advertising, which could substantially harm our business

   The adoption or modification of laws or regulations relating to the Internet and Internet-based advertising could harm our business. In particular, our business could be severely damaged by any regulatory restrictions on our collection or use of information about our members.

   Laws and regulations that apply to Internet advertising and communications and Internet users' privacy are becoming more prevalent. For example, the United States Congress and Federal Trade Commission recently adopted laws and regulations regarding the online collection and use of information from children and the content of Internet communications, and various states regulate e-mail marketing. However, even in areas where there has been some legislative action, the laws governing the Internet remain largely unsettled. There is no single government body overseeing our industry, and some existing state laws have different and sometimes inconsistent application to our business. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, taxation and the need to qualify to do business in a particular state, apply to the Internet and Internet advertising. Also, we conduct trivia quizzes and other contests and sweepstakes on our web site, which may be subject to gaming and sweepstakes laws. Our attempts to comply with these laws may be inadequate, in part because the effect of these laws on our activities is often unclear.

   We expect that regulation of the Internet and Internet advertising will intensify. New laws could slow the growth in Internet use and decrease the acceptance of the Internet as a commercial medium, which would harm our business. For example, a number of proposals to restrict the collection of information about Internet users and to tax Internet-based transactions are under consideration by federal, state, local and foreign governmental organizations. A three-year federal moratorium on new state Internet sales tax legislation is currently in effect, but it is scheduled to expire in 2001 and does not preempt existing state tax laws. An increase in the taxation of online transactions or other new regulations could increase our costs of doing business or otherwise harm us by making the Internet less attractive for consumers and businesses. In addition, existing laws such as those governing intellectual property and privacy may be interpreted to apply to the Internet and Internet advertising. Our strategy to expand into international markets will likely subject us to additional regulation. Foreign countries, for example those in the European Union, often regulate areas such as Internet user privacy more strictly than the United States.

   Any application of existing laws and regulations to the Internet, new legislation or regulation that imposes stricter restrictions on privacy, consumer protection or advertising practices, any government investigation of our privacy practices or other business methods, or the application of laws from jurisdictions whose laws do not currently apply to us could:

  . create uncertainty in the marketplace that could reduce demand for our services;

  . limit our ability to collect and to use data from our members, which could prevent us from attracting and retaining advertisers;

  . result in expensive litigation, costly and disruptive efforts to respond to governmental investigations and burdensome fines or penalties;

  . require us to redesign our web site, registration process, database or targeting methods, any of which could be expensive and disruptive to our business;

  . increase the cost of delivering our services to advertisers;

  . require us to qualify to do business in additional jurisdictions, or subject us to liability for having failed to qualify to do business wherever our members reside;

  . reduce the efficacy of our targeted promotional services; or

  . in some other manner harm our business, results of operations and financial condition.

Our business may suffer if the security of Internet commerce is compromised

   Concerns about the security of transactions conducted on the Internet and consumer privacy may inhibit the growth of the Internet generally, and online commerce in particular. Any compromise of security involving Internet-based transactions could result in negative publicity and deter people from using the Internet or from using it to conduct transactions that involve transmitting confidential information, such as registering for membership or purchasing goods and services. This could harm our business because most of our advertisers use our services to encourage people to purchase goods or services on the Internet.

We may be adversely affected by problems relating to the Year 2000 issue

   Problems associated with software and computer systems' use of two digits to define the year, referred to as "Year 2000" issues, could harm our business. Although to date we are not aware of any significant Year 2000 issues relating to our principal internally developed programs and systems, or systems provided to us by others, these systems could experience Year 2000 problems at any time during 2000 and beyond. These problems could disrupt our business and require us to incur significant, unanticipated expenses to remedy them. They could also result in claims and litigation against us, which could subject us to significant costs and could require substantial attention from our management. Similarly, our business could be severely harmed if our Internet service providers and other third parties on which our services depend encounter Year 2000 issues, or if Year 2000 problems cause malfunctions at our facilities or at Exodus Communications' facilities. In addition, Year 2000 problems may arise, limiting our members' ability to access the Internet, "click-through" to our advertisers' web sites or otherwise respond to offers we deliver, which would harm our operating results.

                         Risks Related To This Offering

We may be unable to meet our future capital requirements

   We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and business expansion for at least the next 12 months. After that time, we may need additional capital. However, if our growth rate exceeds our expectations, we may need to raise additional funds sooner in order to fund expansion, to develop new or enhanced products or services, to make strategic acquisitions or to respond to competitive pressures.

   We have two bank lines of credit for $7.5 million in the aggregate. We currently do not have any other commitments for additional financing. Additional financing may not be available to us on favorable terms or at all. If adequate funds are not available on acceptable terms, we may not be able to continue or expand our business operations. This in turn could harm our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders will be diluted. Furthermore, any new securities could have rights, preferences and privileges senior to those of our common stock.

Our principal stockholders, executive officers and directors will beneficially own approximately 60.8% of our outstanding common stock after this offering and, therefore, will exercise significant control over us, and third parties may be deterred from acquiring us

   Our executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 60.8% of our outstanding common stock immediately after this offering. As a result, these stockholders, if acting together, will have the ability to control all matters requiring approval by our stockholders, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. This could discourage others from initiating potential merger, takeover or other change of control transactions, which could cause our stock price to decline.

   In addition, provisions of our articles of incorporation, our bylaws and Michigan law could make it difficult for a third party to acquire us or change our management, even if doing so would be beneficial to our stockholders. These provisions include:

  . authorizing the board to issue one or more series of preferred stock;

  . limiting the persons who may call special meetings of stockholders;

  . prohibiting stockholder action by written consent;

  . prohibiting stockholders to fill any vacancy on the board; and

  . establishing advance notice requirements for nominations for election of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

   Please see "Description of Capital Stock."

Our stock price is likely to be highly volatile, and you may not be able to sell your shares at a profit

   The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as the following, many of which are beyond our control:

  . quarterly variations in our operating results;

  . operating results that vary from the expectations of securities analysts and investors;

  . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  . changes in market valuations of other Internet companies;

  . governmental regulation of the Internet or Internet advertising, including any governmental inquiry of another Internet company;

  . loss of a major advertiser;

  . resolution of our pending or future patent litigation or other changes in the status of our intellectual property rights;

  . announcements of significant claims or legal proceedings against us;

  . announcements of technological innovations or new services by us or our competitors;

  . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . departures of key personnel; and

  . future sales of our common stock.

   Domestic and international stock markets often experience extreme price and volume fluctuations. The market prices of the securities of Internet-related and technology companies, particularly following an initial public offering, are often highly volatile and subject to wide fluctuations that bear little relation to actual operating performance of these companies. As a result, investors may be unable to sell shares of our common stock at or above the price they paid for the stock.

   In the past, some companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. Securities class action litigation involving CoolSavings would result in substantial costs and a diversion of management's attention and resources, and would harm our stock price.

Substantial sales of our common stock could cause our stock price to fall

   After this offering, we will have approximately 38,678,021 shares of common stock outstanding, or 39,173,021 shares if the underwriters' over-allotment option is exercised in full. The 3,300,000 shares sold in this offering, or 3,795,000 shares if the underwriters' over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our affiliates. The remaining 35,378,021 shares of common stock outstanding after this offering will be available for sale in the public market as follows:

        Number of Shares   Date of Availability for Sale
        ----------------   -----------------------------
           323,035         Immediately after the date of this prospectus
           120,120         At various times after the date of this prospectus and prior to
                            180 days after the effective date of the registration statement containing this prospectus
        32,065,353         180 days after the effective date of the registration statement containing this prospectus (subject in some cases to volume limitations)
         2,869,513         At various times after 180 days following the effective date of the registration statement containing this prospectus

   The above table assumes the effectiveness of lock-up arrangements with the underwriters under which substantially all of our stockholders have agreed not to sell or otherwise dispose of their shares of common stock. Most of the shares that will be available for sale after the expiration of the lock-up period will be subject to volume limitations because they are held by our affiliates. In addition, Chase Securities Inc. may remove these lock-up restrictions prior to the expiration of the lock-up period without prior notice.

   If our stockholders sell substantial amounts of common stock in the public market, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Please see "Shares Eligible for Future Sale."

Our management has broad discretion over the use of the offering proceeds and might not use them in a manner which yields a favorable return

   The net proceeds from this offering are estimated to be approximately $20.4 million after deducting the underwriting discounts and estimated offering expenses. Our management will retain broad discretion over how to use the proceeds of this offering. Our investments of these proceeds may not yield a favorable return, and purchasers of common stock in this offering may disagree with the manner in which our management elects to use these proceeds.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "anticipates," "expects," "plans," "estimates," "intends," "believes," "predicts" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include, but are not limited to, those discussed above under "Risk Factors" and elsewhere in this prospectus. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by applicable securities laws.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the 3,300,000 shares of common stock offered by us will be approximately $20.4 million, or $23.6 million if the underwriters' overallotment option is exercised in full, at the initial public offering price of $7.00 per share, and after deducting underwriting discounts and commissions and other estimated offering expenses.

   The principal purposes of this offering are to increase our working capital, create a public market for our common stock, facilitate our future access to the public capital markets and increase our visibility in our marketplace. We intend to use the net proceeds of this offering for general corporate purposes, including operational expenses, such as sales and marketing, and capital expenditures. We presently anticipate that we will spend between $13.0 million and $16.0 million of the net proceeds on sales and marketing activities in 2000 to promote our brand and attract members and advertisers. We further anticipate that we will spend between $2.0 million and $4.0 million of the net proceeds on capital expenditures primarily associated with expanding our hardware infrastructure and upgrading our technology and systems. The remainder of the net proceeds will be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds, currently intended for general corporate purposes, to acquire or invest in complementary businesses, technologies, products or services. We have no present plans or commitments and we are not currently engaged in negotiations for any such transactions. Our management will retain broad discretion in the allocation of the net proceeds of this offering.

   Pending these uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared nor paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings for the development and operation of our business. In addition, our credit facility currently prohibits the payment of cash dividends on our capital stock. Accordingly, we do not anticipate paying cash dividends on our capital stock in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2000:

  . on an actual basis;

  . on a pro forma basis after giving effect to the conversion of all outstanding convertible subordinated notes into 793,076 shares of common stock at the initial public offering price of $7.00 per share and the conversion of all outstanding Series A convertible preferred stock into 2,822,133 shares of common stock, both of which will occur automatically upon completion of this offering, and the inclusion of a beneficial conversion features of $19,868,000 related to the Series A convertible preferred stock and $555,000 related to the conversion of the convertible subordinated notes, both of which have been reflected as additional paid-in capital; and

  . on the same pro forma basis as adjusted to reflect the receipt of the estimated net proceeds from our sale of 3,300,000 shares of common stock in this offering at the initial public offering price of $7.00 per share.

   You should read the following table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

                                                        March 31, 2000
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                  (unaudited, in thousands)
Convertible subordinated and long-term debt,
 including current portion..................... $  5,821  $    825    $    825
Stockholders' equity:
  Series A convertible preferred stock, no par
   value, 5,000 shares authorized; 2,197.650
   issued and outstanding actual; no shares
   issued and outstanding pro forma; no shares
   issued and outstanding pro forma, as
   adjusted....................................    4,967       --          --
  Common stock, no par value, 69,000,000 shares
   authorized and 31,762,812 shares issued and
   outstanding actual; 69,000,000 shares
   authorized and 35,378,021 shares outstanding
   pro forma; 100,000,000 shares authorized and
   38,678,021 shares outstanding pro forma, as
   adjusted....................................   27,948    52,812      73,212
  Additional paid-in capital...................   10,237    (4,109)     (4,109)
  Notes receivable from related parties........   (2,817)   (2,817)     (2,817)
  Accumulated deficit..........................  (28,750)  (29,305)    (29,305)
                                                --------  --------    --------
    Total stockholders' equity.................   11,585    16,581      36,981
                                                --------  --------    --------
      Total capitalization..................... $ 17,406  $ 17,406    $ 37,806
                                                ========  ========    ========

   Share information is based on our shares outstanding as of March 31, 2000, and excludes:

  . 6,352,562 shares of common stock reserved for issuance under our 1997
    Stock Option Plan, of which 4,282,600 shares were subject to outstanding options as of March 31, 2000 at a weighted average exercise price of $4.23 per share;

  . 324,737 shares of common stock subject to options granted outside of our 1997 Stock Option Plan and outstanding as of March 31, 2000 at an exercise price of $0.28 per share; and

  . 635,256 shares of common stock reserved for issuance under our 1999 Non-
    Employee Director Stock Option Plan, of which 63,250 shares were subject to outstanding options as of March 31, 2000 at a weighted average exercise price of $4.69 per share.

                                    DILUTION

   Our pro forma net tangible book value as of March 31, 2000 was approximately $15.7 million, or $0.45 per share of common stock. Pro forma net tangible book value per share is equal to our net tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding as of March 31, 2000, after giving effect to the conversion of outstanding convertible subordinated notes into 793,076 shares of common stock and the conversion of 2,197.650 shares of outstanding Series A convertible preferred stock into 2,822,133 shares of common stock. After giving effect to the sale of 3,300,000 shares of common stock in this offering at the initial public offering price of $7.00 per share, less underwriting discounts and commissions and offering expenses, our pro forma as adjusted net tangible book value at March 31, 2000 would have been approximately $37.0 million, or $0.96 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $0.51 per share to existing stockholders and an immediate dilution in net tangible book value of $6.04 per share to new investors. The following table illustrates this per share dilution:

  Initial public offering price per share...........................       $7.00
    Pro forma net tangible book value per share at March 31, 2000... $0.45
    Increase per share attributable to new investors................  0.51
                                                                     -----
  Pro forma net tangible book value per share after the offering....        0.96
                                                                           -----
  Dilution per share to new investors...............................       $6.04
                                                                           =====

   The following table summarizes, as of March 31, 2000 on the pro forma basis described above, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and by new investors purchasing shares from us in the offering, at the initial public offering price of $7.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

                            Shares Purchased  Total Consideration
                           ------------------ ------------------- Average Price
                             Number   Percent   Amount    Percent   Per Share
                           ---------- ------- ----------- ------- -------------
  Existing stockholders... 35,378,021   91.5% $52,811,750   69.6%    $ 1.49
  New investors...........  3,300,000    8.5   23,100,000   30.4       7.00
                           ----------  -----  -----------  -----
      Total............... 38,678,021  100.0% $75,911,750  100.0%
                           ==========  =====  ===========  =====

   If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new investors will be increased to 3,795,000 or 9.7% of the total number of shares of common stock to be outstanding immediately after this offering.

   Share information is based on our shares outstanding as of March 31, 2000, and excludes:

  . 6,352,562 shares of common stock reserved for issuance under our 1997
    Stock Option Plan, of which 4,282,600 shares were subject to outstanding options as of March 31, 2000 at a weighted average exercise price of $4.23 per share;

  . 324,737 shares of common stock subject to options granted outside of our 1997 Stock Option Plan and outstanding as of March 31, 2000 at an exercise price of $0.28 per share; and

  . 635,256 shares of common stock reserved for issuance under our 1999 Non-
    Employee Director Stock Option Plan, of which 63,250 shares were subject to outstanding options as of March 31, 2000 at a weighted average exercise price of $4.69 per share.

                            SELECTED FINANCIAL DATA

   The statement of operations data for the three month periods ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 are derived from unaudited financial statements included in this prospectus. The balance sheet data as of March 31, 1999 are derived from unaudited financial statements that do not appear in this prospectus. The statement of operations data set forth below for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1997 and 1998 have been derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon is included elsewhere in this prospectus. The statement of operations data for the period ended December 31, 1996 and the balance sheet data as of December 31, 1996 and 1997 are derived from audited financial statements that do not appear in this prospectus. The statement of operations data for the period from inception through December 31, 1995 are derived from unaudited financial statements that do not appear in this prospectus.

   You should read the selected financial data set forth below with the financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

                          Inception                                                    Three Months Ended
                           through              Year Ended December 31,                     March 31,
                         December 31, ----------------------------------------------  ----------------------
                             1995        1996        1997        1998        1999        1999        2000
                         ------------ ----------  ----------  ----------  ----------  ----------  ----------
                                        (in thousands, except share and per share data)
Statement of Operations
 Data:
 Net revenues...........  $      --   $      --   $      110  $    1,143  $   12,916  $      890  $    8,086
 Cost of revenues.......         --          --          148         428       1,818         256       1,069
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Gross profit (loss)....         --          --          (38)        715      11,098         634       7,017
 Operating expenses:
    Sales and
     marketing..........         --          253       1,202       2,494      17,838       1,325      10,265
    Product
     development........         --          131         719       1,217       4,503         998       1,605
    General and
     administrative.....          16         499         766       2,350       5,890       1,005       2,860
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total operating
   expenses.............          16         883       2,687       6,061      28,231       3,328      14,730
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Loss from operations..         (16)       (883)     (2,725)     (5,346)    (17,133)     (2,694)     (7,713)
    Interest income
     (expense), net.....         --            9          (3)         40         265          70          75
    Amortization of debt
     discount...........         --          --           (4)       (435)        --           --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net loss..............  $      (16) $     (874) $   (2,732) $   (5,741) $  (16,868) $   (2,624) $   (7,638)
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
  Historical loss per
   common share, basic
   and diluted..........  $    (0.00) $    (0.06) $    (0.15) $    (0.27) $    (0.57) $    (0.10) $    (0.40)
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
  Weighted average
   shares used to
   compute historical
   basic and diluted
   loss per common
   share................  10,962,809  13,697,334  18,266,572  21,547,177  29,804,681  25,249,484  31,729,705
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
  Pro forma loss per
   common share, basic
   and diluted
   (unaudited)..........                                                  $    (1.24)             $    (0.79)
                                                                          ==========              ==========
  Shares used to compute
   pro forma basic and
   diluted loss per
   common share
   (unaudited)..........                                                  30,058,750              35,340,788
                                                                          ==========              ==========


                                      December 31,                March 31,
                             --------------------------------- ---------------
                              1996     1997     1998    1999    1999    2000
                             -------  -------  ------- ------- ------- -------
                                             (in thousands)
Balance Sheet Data:
  Cash and cash
   equivalents.............. $   449  $    64  $ 4,895 $17,489 $ 7,419 $ 9,543
  Working capital
   (deficit)................     283     (886)   3,788  15,703   5,759   6,907
  Total assets..............     466      353    6,371  29,590   9,786  25,122
  Long-term debt, including
   current portion..........     300      241      300     878     473     825
  Total stockholders' equity
   (deficit)................      (4)    (775)   4,594  19,120   6,969  11,585

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   You should read the following discussion of our financial condition and results of operations with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, many of which are described in the "Risk Factors" section and elsewhere in this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by applicable securities laws.

Overview

   We provide a comprehensive set of e-marketing solutions used by online and offline advertisers to build one-to-one customer relationships. Under our established brand, advertisers can deliver, target and track a wide array of incentives, including printed and electronic coupons, personalized e-mails, rebates, samples, sales notices, gift certificates, contests and banner advertisements to promote sales of products or services in stores or online. We were incorporated in December 1994 as Interactive Coupon Marketing Group, Inc. and changed our corporate name to coolsavings.com inc. in November 1998. From inception through February 1997, our primary activities consisted of initiating sales and marketing efforts, developing our business model, building our software and hardware infrastructure, developing and protecting our intellectual property, raising capital and recruiting employees. We launched our web site in February 1997 and thereafter began generating revenues.

   We generate substantially all of our revenues by providing online marketing, or e-marketing, services to our advertisers. Approximately 1% of our revenues are generated from royalty and license fees and other miscellaneous sources. We charge our advertisers on a variety of bases, the most common of which include:

  . the number of offers delivered to members, commonly sold on a cost per thousand, or CPM, basis;

  . the number of times members click on an incentive linking the member to the advertiser's web site (known as a click-through response);

  . the number of purchases made or qualified leads generated; and

  . the number of registered members in our database.

   Our pricing depends upon a variety of factors, including, without limitation, the degree of targeting, the duration of the advertising contract and the number of offers delivered. The degree of targeting refers to the number of identified household or member attributes, such as gender, age or product or service preferences, used to select the audience for an offer. Our advertising rates often are negotiated on a case-by-case basis. Generally, the rates we charge our advertisers increase as the degree of targeting and customization increases. Revenues subject to time-based contracts are recognized ratably over the duration of the contract. For contracts based on certain performance or delivery criteria, revenues are recognized in the month performance is delivered to the customer. Most of our advertising contracts have stated terms of less than one year and include earlier termination provisions. In 1999, our largest advertiser accounted for approximately 6.8% of our revenues and our top five advertisers together accounted for approximately 21.6% of our revenues. For the three months ended March 31, 2000, our largest advertiser accounted for approximately 10.9% of our revenues and our top five advertisers together accounted for approximately 37.6% of our revenues.

   Our revenues for each period depend on a number of factors, including the number of advertisers sending promotional offers to our members, the size of our membership base and the responsiveness of our members to each promotion. We believe that our revenues will be subject to seasonal fluctuations in accordance with general patterns of retail advertising spending, which is typically highest during the fourth quarter. In addition, expenditures by advertisers tend to be cyclical, reflecting overall general economic conditions and consumer buying patterns.

   Our cost of revenues consists primarily of Internet connection charges, web site equipment depreciation, salaries of operations personnel and other related operations costs. Although our cost of revenues as a percentage of revenues declined significantly for the year ended December 31, 1999, we have recently expanded, and expect to continue to expand significantly, our web server capacity and our investment in data mining tools and personnel. This will require us to commit relatively large fixed expenses in advance of potential future revenues. As a result, we expect to incur substantially higher cost of revenues during future periods. We have added, and anticipate that we will continue to add, new advertisers, necessitating this investment in infrastructure. Due to these anticipated increases in our web server capacity and other infrastructure expenditures, our fixed costs to operate our business will rise and our gross profit will suffer in the near term until increased revenues are realized. The demand for our services is subject to seasonal variations. We will likely experience declines in our gross margin from quarter to quarter.

   We have incurred significant losses since our inception. As of March 31, 2000, our accumulated deficit was approximately $28.7 million. We expect to continue to incur significant operating losses and capital expenditures. In particular, we expect to invest heavily in sales and marketing activities, hiring new personnel, enhancing services and technology, expanding and relocating facilities and defending intellectual property rights. These sales and marketing activities will include both online advertising on third-party web sites, such as banner advertisements, to directly acquire member registrations and offline advertising, such as television and radio advertisements and billboards. In addition, we presently have six lawsuits pending against companies we believe have infringed our patent, and are defending against counterclaims in these lawsuits and against five lawsuits filed against us. This litigation has been, and will continue to be, costly and is likely to continue over the course of several years. For instance, during the first quarter of 2000, we spent approximately $650,000 in legal fees and expenses on this litigation. Because litigation is unpredictable, future expenses may exceed that amount and any amounts we budget for litigation costs in the future.

Results of Operations

   From our inception until December 31, 1996, we were engaged in start-up activities and incurred approximately $899,000 of operating expenses. These operating expenses primarily consisted of investments in technology and personnel. We earned no revenues during this period. As a result, we believe comparisons between the period ended December 31, 1996 and the year ended December 31, 1997 are not meaningful.

   The following is a table of our results of operations for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000 expressed as a percentage of net revenues represented by each line item. Figures below are rounded to the nearest whole percentage, and thus line items representing subtotal and total percentages may differ, due to rounding, from the sum of the percentages for each line item.

                                                             Three Months
                            Year Ended December 31,         Ended March 31,
                           -----------------------------   -------------------
                             1997       1998      1999       1999      2000
                           ---------   -------   -------   --------   --------
Net revenues..............     100.0%    100.0%    100.0%     100.0%    100.0%
Cost of revenues..........     134.4      37.4      14.1       28.7      13.2
                           ---------   -------   -------   --------   -------
Gross profit (loss).......     (34.4)     62.6      85.9       71.3      86.8
Operating expenses:
  Sales and marketing.....   1,097.2     218.3     138.1      148.9     127.0
  Product development.....     657.1     106.5      34.9      112.2      19.8
  General and
   administrative.........     699.7     205.6      45.6      113.0      35.4
                           ---------   -------   -------   --------   -------
  Total operating
   expenses...............   2,454.0     530.4     218.6      374.1     182.2
                           ---------   -------   -------   --------   -------
Loss from operations......  (2,488.4)   (467.8)   (132.7)    (302.8)    (95.4)
Other income:
  Interest income
   (expense), net.........      (2.1)      3.5       2.1        7.9       0.9
  Amortization of debt
   discount...............      (3.8)    (38.1)      --         --        --
                           ---------   -------   -------   --------   -------
Net loss..................  (2,494.3)%  (502.4)%  (130.6)%   (294.9)%   (94.5)%
                           =========   =======   =======   ========   =======

Three Months Ended March 31, 2000 and 1999

 Net Revenues

   Net revenues increased 809% to $8.1 million in the three months ended March 31, 2000, from $890,000 in the three months ended March 31, 1999. The increase in net revenues was primarily due to an increase in the number of advertisers to 106 at March 31, 2000 from 48 at March 31, 1999, increases in our advertising rates due to expanded service offerings, and application of those rates to an expanded membership base. Our member base grew to over 6.6 million registered members at March 31, 2000 from approximately 2.7 million at March 31, 1999.

 Cost of Revenues

   Cost of revenues increased to $1.1 million in the three months ended March 31, 2000, from $256,000 in the three months ended March 31, 1999. Gross profit increased as a percentage of net revenues to 86.8% in the three months ended March 31, 2000, from 71.3% in the three months ended March 31, 1999. The absolute dollar increase in cost of revenues was primarily due to building our server and networking infrastructure in response to our increased member base, the increased activity of our members and the hiring of 37 additional operations personnel to service our increased advertiser base. The increased costs were approximately $500,000 for server and networking infrastructure and $300,000 for operations personnel costs. However, our gross profit as a percentage of net revenues increased because cost of revenues increased more slowly than net revenues.

 Operating Expenses

   Sales and Marketing. Sales and marketing expenses consist primarily of advertising, salaries of sales and marketing personnel, commissions paid to our sales personnel and other marketing related expenses. Sales and marketing expenses increased to $10.3 million, or 127% of net revenues, in the three months ended March 31, 2000, from $1.3 million, or 149% of net revenues, in the three months ended March 31, 1999. The $9.0 million increase in sales and marketing expenses was primarily due to increased expenses associated with promotional and marketing efforts, the hiring of 63 additional sales and marketing personnel and increased sales commissions. Our promotional and marketing efforts included online advertising, such as banner advertisements on high-traffic web sites, used to acquire member registrations. This online advertising is placed primarily with operators of high-traffic web sites who are paid a fee on the basis of each member registration we receive, each impression delivered or each click-through to our web site. We also place some online advertising with operators of lower traffic web sites that generally receive a fee for each member registration we receive. We spent approximately $2.8 million for online advertising in the three months ended March 31, 2000, up from approximately $700,000 in the three months ended March 31, 1999. Fees to operators of web sites are expensed in the periods incurred. Our promotional and marketing efforts also included offline advertising, such as television and radio advertisements and billboards. While we incurred no offline advertising expenses in the three months ended March 31, 1999, we incurred offline advertising expenses of approximately $5.1 million in the three months ended March 31, 2000. Sales and marketing expenses as a percentage of net revenues decreased due to the growth in net revenues. We expect that sales and marketing expenses will grow in absolute dollars for the foreseeable future as we pursue an aggressive customer acquisition strategy and hire additional sales and marketing personnel.

   Product Development. Product development expenses consist primarily of salaries of software development personnel and expenditures related to third-party technical consultants. Product development expenses increased to $1.6 million, or 19.8% of net revenues, in the three months ended March 31, 2000, from $1.0 million, or 112% of net revenues, in the three months ended March 31, 1999. The absolute dollar increase in product development expenses was primarily due to the hiring of 21 additional personnel and associated software costs related to enhancing the features and functionality of our web site. Product development expenses decreased as a percentage of net revenues due to the growth in net revenues. To date, all product development expenditures have been expensed as incurred. We believe that significant investments in product development will be necessary to remain competitive, and as a result we expect our product development expenses will increase in absolute dollars for the foreseeable future.

   General and Administrative. General and administrative expenses consist primarily of salaries and related expenses for executive and administrative personnel, facilities, professional services, including legal expenses relating to protection of our patent rights, travel and other general corporate expenses. General and administrative expenses increased to $2.9 million, or 35.4% of net revenues, in the three months ended March 31, 2000, from $1.0 million, or 113% of net revenues, in the three months ended March 31, 1999. The absolute dollar increase in general and administrative expenses was primarily due to the hiring of 15 additional personnel to support the growth of our business, recruiting costs related to filling key management positions and legal fees. General and administrative expenses decreased as a percentage of net revenues due to the growth in net revenues. We expect that general and administrative expenses will grow in absolute dollars for the foreseeable future as a result of a higher occupancy expense associated with our recent move to larger office space and as we continue to expand our administrative systems to support our planned growth and operations as a public company.

Years Ended December 31, 1999 and 1998

 Net Revenues

   Net revenues increased 1,030% to $12.9 million in 1999, from $1.1 million in 1998. The increase in net revenues was primarily due to an increase in the number of advertisers from 38 at December 31, 1998 to 124 at December 31, 1999, increases in our advertising rates due to expanded service offerings, and application of those rates to an expanded membership base. Our member base grew from approximately 1.9 million registered members on December 31, 1998 to over
5.0 million on December 31, 1999.

 Cost of Revenues

   Cost of revenues increased to $1.8 million in 1999, from $428,000 in 1998. Gross profit increased as a percentage of net revenues to 85.9% in 1999, from 62.6% in 1998. The absolute dollar increase in cost of revenues was primarily due to building our server and networking infrastructure in response to the growth in activity by our members and the hiring of 18 additional operations personnel to service our increased advertiser base. The increased costs were approximately $660,000 for infrastructure and $830,000 for operations personnel costs. However, our gross profit as a percentage of net revenues increased because cost of revenues increased more slowly than net revenues.

 Operating Expenses

   Sales and Marketing. Sales and marketing expenses increased to $17.8 million, or 138% of net revenues, in 1999, from $2.5 million, or 218% of net revenues, in 1998. The $15.3 million increase in sales and marketing expenses was primarily due to increased expenses associated with promotional and marketing efforts, the hiring of 22 additional sales and marketing personnel and increased sales commissions. We spent approximately $4.1 million for online advertising in 1999, up from approximately $1.3 million in 1998. While we incurred no offline advertising expenses in 1998, we incurred offline advertising expenses of approximately $9.4 million in 1999. Sales and marketing expenses as a percentage of net revenues decreased due to the growth in net revenues.

   Product Development. Product development expenses increased to $4.5 million, or 34.9% of net revenues, in 1999, from $1.2 million, or 106% of net revenues, in 1998. The absolute dollar increase in product development expenses was primarily due to the hiring of 14 additional personnel and associated software costs related to enhancing the features and functionality of our web site and costs incurred in our Year 2000 readiness effort. Product development expenses decreased as a percentage of net revenues due to the growth in net revenues.

   General and Administrative. General and administrative expenses increased to $5.9 million, or 45.6% of net revenues, in 1999, from $2.3 million, or 206% of net revenues, in 1998. The absolute dollar increase in general and administrative expenses was primarily due to the hiring of 14 additional personnel to support the growth of our business, recruiting costs related to filling key management positions and legal fees. General and administrative expenses decreased as a percentage of net revenues due to the growth in net revenues.

 Interest Income, Net

   Interest income, net, includes income from our cash and investments and expenses related to our financing obligations. Interest income, net, increased to $264,000 in 1999, from $40,000 in 1998. The increase in interest income was primarily due to a higher average cash balance during 1999 as a result of the receipt of $8.5 million from the sale of shares of our common stock, $5.0 million from the sale of our convertible subordinated notes and $20.0 million from the sale of shares of our Series A convertible preferred stock.

 Income Taxes

   As of December 31, 1999, we had approximately $23.5 million of federal and state net operating loss carryforwards, which may be available to offset future taxable income. Our federal and state net operating loss carryforwards expire beginning in 2018. From our formation through June 1, 1998, we elected, under
Section 1362(a) of the Internal Revenue Code, to be treated as an S-corporation for income tax purposes. Accordingly, we were not liable for federal income taxes during that period and any taxable income was included in the tax returns of our stockholders.

Years Ended December 31, 1998 and 1997

 Net Revenues

   Net revenues increased 944% to $1.1 million in 1998, from $110,000 in 1997. The increase in net revenues was primarily due to an increase in the number of advertisers, from six at December 31, 1997 to 38 at December 31, 1998, and an increase in our advertising rates and application of those rates to our expanded membership base.

 Cost of Revenues

   Cost of revenues increased to $428,000 in 1998, from $147,000, in 1997. Gross profit increased as a percentage of net revenues to 62.6% in 1998. We do not believe gross profit comparisons with 1997 are meaningful. In 1997, we incurred fixed costs associated with the development of our technology infrastructure and services prior to the realization of meaningful revenues. We were able to use this investment in 1998 to generate revenues which accounted for our increased gross profit.

 Operating Expenses

   Sales and Marketing. Sales and marketing expenses increased to $2.5 million, or 218% of net revenues, in 1998, from $1.2 million, or 1,097% of net revenues, in 1997. The absolute dollar increase in sales and marketing expenses was primarily due to the addition of a direct sales force which we began building in the second half of 1998 and increases in customer acquisition and marketing expenses. Sales and marketing expenses as a percentage of net revenues decreased due to the growth in net revenues.

   Product Development. Product development expenses increased to $1.2 million, or 106% of net revenues, in 1998, from $720,000, or 657% of net revenues, in 1997. The absolute dollar increase in product development expenses was primarily due to the hiring of eight additional personnel and related costs to support enhancement of our web site features and functionality. Product development expenses as a percentage of net revenues decreased due to the growth in net revenues.

   General and Administrative. General and administrative expenses increased to $2.3 million, or 206% of net revenues, in 1998, from $766,000, or 700% of net revenues, in 1997. The absolute dollar increase in general and administrative expenses was primarily due to the hiring of four additional general and administrative personnel and increases in professional services and facility expenses to support the growth of our operations. General and administrative expenses as a percentage of net revenues decreased due to the growth in net revenues.

 Interest Income (Expense), Net

   Interest income, net, increased to $40,000 in 1998, from an interest expense, net, of $2,000 in 1997. This increase was primarily due to a higher average cash balance as a result of the receipt of $10.7 million from the sale of shares of our common stock in 1998.

 Amortization of Debt Discount

   Amortization of debt discount increased to $435,000, or 38.1% of net revenues, in 1998, from $4,000, or 3.8% of net revenues, in 1997. In December 1997 and during the period between January and April 1998, we entered into loan agreements with detachable warrants. Amortization of debt discount is a non-cash charge representing the difference between the stated value and the fair market value of the loan.

Quarterly Results of Operations

   The following table presents unaudited quarterly statement of operations data for each of the four quarters ended December 31, 1999 and the quarter ended March 31, 2000, as well as the percentage of net revenues represented by each item. This information is unaudited and in our opinion has been prepared substantially on the same basis as our audited financial statements, which are included elsewhere in this prospectus. All necessary adjustments, consisting only of normal recurring adjustments, have been included in these amounts to present fairly the unaudited quarterly results of operations. You should read these quarterly data together with our audited financial statements and the related notes. Our future operating results are difficult to predict and may vary significantly. Accordingly, you should not view our results of operations for any period as an indication of our results of operations for any future period.

                                          Three Months Ended
                            -----------------------------------------------------
                            March 31,  June 30,   Sept. 30,  Dec. 31,   March 31,
                              1999       1999       1999       1999       2000
                            ---------  --------   ---------  --------   ---------
                                            (in thousands)
Net revenues..............   $   890   $ 2,075     $ 3,276   $ 6,675     $ 8,086
Cost of revenues..........       256       343         416       803       1,069
                             -------   -------     -------   -------     -------
Gross profit..............       634     1,732       2,860     5,872       7,017
Operating expenses:
  Sales and marketing.....     1,325     1,819       4,887     9,807      10,265
  Product development.....       998     1,129       1,136     1,240       1,605
  General and
   administrative.........     1,005     1,281       1,636     1,968       2,860
                             -------   -------     -------   -------     -------
Total operating expenses..     3,328     4,229       7,659    13,015      14,730
                             -------   -------     -------   -------     -------
Loss from operations......    (2,694)   (2,497)     (4,799)   (7,143)     (7,713)
  Interest income, net....        70       105          74        16          75
                             -------   -------     -------   -------     -------
Net loss..................   $(2,624)  $(2,392)    $(4,725)  $(7,127)    $(7,638)
                             =======   =======     =======   =======     =======
                                    As a Percentage of Net Revenues
                            -----------------------------------------------------
Net revenues..............     100.0%    100.0%      100.0%    100.0%      100.0%
Cost of revenue...........      28.7      16.5        12.7      12.0        13.2
                             -------   -------     -------   -------     -------
Gross profit..............      71.3      83.5        87.3      88.0        86.8
Operating expenses:
  Sales and marketing.....     148.9      87.7       149.2     146.9       127.0
  Product development.....     112.2      54.4        34.7      18.6        19.8
  General and
   administrative.........     113.0      61.7        49.9      29.5        35.4
                             -------   -------     -------   -------     -------
Total operating expenses..     374.1     203.8       233.8     195.0       182.2
                             -------   -------     -------   -------     -------
Loss from operations......    (302.8)   (120.3)     (146.5)   (107.0)      (95.4)
  Interest income, net....       7.9       5.0         2.3       0.2         0.9
                             -------   -------     -------   -------     -------
Net loss..................    (294.9)%  (115.3)%    (144.2)%  (106.8)%     (94.5)%
                             =======   =======     =======   =======     =======

   Our quarterly results are subject to fluctuations. For example, for the quarter ended September 30, 1999, we initiated an offline advertising campaign in which we spent $2.6 million. This resulted in a significant increase, in absolute dollars as well as a percentage of net revenues, in our sales and marketing expenses.

   Our future operating results may vary significantly due to a variety of factors, many of which are beyond our control. In addition, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. Factors affecting our operating results may include:

  . advertisers' demand for and use of our services;

  . seasonality of our advertisers' offers and their budgeting cycles;

  . performance-based contracts, under which our revenues depend on members' responsiveness to advertisers' offers;

  . loss of advertisers, many of which are under short-term contracts with us;

  . changes in our pricing policies or those of our competitors;

  . the mix of advertisements and services we sell;

  . our members' demand for our services and response to the offers we make available to them;

  . litigation costs;

  . the timing and amount of costs related to the expansion of our operations; and

  . changes in and the timing of the costs we incur to attract members.

   As a result, our revenues are difficult to forecast. In addition, we plan to significantly increase our sales and marketing, product development and other operating expenses. We may be unable to reduce spending quickly enough to offset any unexpected revenue shortfall, which could cause our business and operating results to suffer. Our limited operating history and rapid growth also make it difficult for us to assess the impact of seasonal factors on our business. Advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. Our revenues may be affected by these seasonal factors and by any seasonal and cyclical patterns in Internet advertising spending which may develop. Please see "Risk Factors--Our quarterly financial results may fluctuate, making our future financial results difficult to forecast."

Liquidity and Capital Resources

   Since our inception, we have financed our operations primarily through the private placement of our capital stock and convertible subordinated notes. As of March 31, 2000, we had approximately $9.5 million in cash and cash equivalents.

   Net cash used in operating activities was $17.4 million, $4.8 million and $2.4 million in the years ended December 1999, 1998 and 1997, respectively. Net cash used in operating activities was $6.5 million and $2.0 million in the three month periods ended March 31, 2000 and 1999, respectively. In each period, net cash used in operating activities resulted primarily from our net losses and increases in accounts receivable, partially offset by increases in accounts payable and accrued expenses. During the three months ended March 31, 2000, operating cash was also used for costs related to this offering.

   Net cash used in investing activities was $3.7 million, $1.1 million and $225,000 in the years ended December 31, 1999, and 1998 and 1997, respectively. Net cash used in investing activities was $1.5 million and $600,000 in the three month periods ended March 31, 2000 and 1999, respectively. In each period, net cash used in investing activities resulted from purchases of property and equipment and amounts used in developing our database.

   Net cash provided by financing activities was $33.6 million, $10.7 million and $2.2 million in the years ended December 31, 1999, 1998 and 1997, respectively. Net cash provided by financing activities was $50,000 and $5.2 million in the three month periods ended March 31, 2000 and 1999, respectively. Net cash provided by financing activities in the three months ended March 31, 2000 resulted from proceeds from the exercise of stock options, partially offset by repayment of short-term debt. Net cash provided by financing activities in the years ended December 31, 1999, 1998 and 1997 and the three months ended March 31, 2000 resulted primarily from the cash proceeds received from our issuance of shares of common stock. We invested these proceeds in money market funds with maturities not exceeding 90 days. We intend to continue investing our excess cash in similar securities.

   On January 31, 2000, we obtained a $6.5 million bank line of credit. We had no borrowings under this line of credit as of March 31, 2000. $3.5 million of the line is payable in installments at an interest rate of prime plus 1.25%. The final installment payment is due on June 30, 2003. $3.0 million of the line of credit is a promissory note due on April 30, 2001 at an interest rate of prime plus 1%. Borrowings under this line of credit are collateralized by trade accounts receivable and fixed assets. In May 2000, we borrowed $1,482,000 on this bank line of credit. The proceeds were used to purchase new equipment.

   As of March 31, 2000 we also had a bank line of credit of $1.0 million. Borrowings under this line of credit were $825,000. This credit facility provides for a $1.0 million revolving facility for capital equipment purchases, and bears interest at the bank's prime rate plus 1.0% which, as of March 31, 2000, was 10.0%. Borrowings under this line of credit are collateralized by the specific equipment purchased. Principal balances under these borrowings are repaid over 36 or 48 months.

   In October 1999, Lend Lease International Pty. Limited purchased approximately $3.5 million of our convertible subordinated notes, under its commitment entered into in April 1999. In December 1999, we completed a private placement of 2,197.650 shares of Series A convertible preferred stock for an aggregate purchase price of $20.0 million.

   Our future liquidity and capital requirements depend on numerous factors, including market acceptance of our services, the resources we devote to marketing and selling our services and our investment in developing and promoting our brand. We have experienced a substantial increase in capital expenditures since our inception consistent with the growth in our operations and staffing, and we anticipate that this will continue for the foreseeable future. We recently relocated our headquarters to downtown Chicago and we anticipate that this relocation will cost approximately $450,000. Additionally, we will continue to evaluate possible investments in businesses, products and technologies, and plan to expand our sales and marketing programs and conduct more aggressive brand promotions. We currently anticipate that the net proceeds of this offering, together with our existing line of credit and available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. If this offering is not completed, we have the ability to revise our business plan to reduce our operating costs, including deferring new hiring and reducing discretionary advertising expenditures, so that cash on hand coupled with cash flow from operations will be sufficient to satisfy our anticipated capital needs for at least the next twelve months. Based on our current expectations, we believe we will not require additional funds beyond the twelve months following the offering. However, if our growth rate exceeds our expectations, if we make strategic acquisitions, if we expend significant funds to develop new or enhanced products or services, or if this offering is not completed, we may require additional equity or debt financing. Additional financing may not be available to us on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may not be able to continue or expand our business operations which could harm our business, results of operations and financial condition.

Year 2000 Compliance

   Problems associated with software and computer systems' use of two digits to define the year and the inability of computer systems to process dates occurring in the year 2000 or beyond are referred to as "Year 2000" issues. Although to date we have not experienced any significant Year 2000 issues relating to our principal internally developed programs and systems, or systems provided to us by others, these systems could experience Year 2000 problems at any time during 2000 and beyond. These problems could disrupt our business and require us to incur significant, unanticipated expenses to remedy them. We cannot guarantee that our Internet service providers and other third parties on which our services depend will not encounter Year 2000 issues.

   In 1998, we engaged an independent consultant to assess the Year 2000 readiness of our systems and software. The consultant concluded its work in 1999. The items we examined for Year 2000 issues include: our web site and its supporting software and hardware; our telecommunications systems and networking infrastructure; the systems supporting our office facilities; and the hardware and software used by our employees, vendors and partners. We also sought assurances on Year 2000 compliance from our telecommunications providers, material hardware and software vendors, the management company for our office facilities and other key third-party vendors.

   As of March 31, 2000, we had incurred approximately $300,000 in connection with identifying and evaluating Year 2000 compliance issues and mitigating identified deficiencies. However, if future expenses relating to Year 2000 compliance are higher than anticipated, it could have a material adverse effect on our business, results of operations and financial condition.

Recent Accounting Pronouncements

   In May 2000, the Emerging Issues Task Force ("EITF") released Issue No. 00-2, "Accounting for Web Site Development Costs". EITF Issue No. 00-2 establishes standards for determining the capitalization or expensing of incurred costs relating to the development of Internet web sites based upon the respective stage of development. The Issue is effective for fiscal quarters beginning after June 30, 2000 (including costs incurred for projects in process at the beginning of the quarter of adoption). We are currently evaluating the effect of EITF No. 00-2 on our financial results.

   In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", which provides additional guidance in applying generally accepted accounting principles for revenue recognition. We believe our revenue recognition policy is in compliance with SAB No. 101.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. The statement, as amended, is effective for fiscal years beginning after June 15, 2000. As we do not have any derivative instruments or hedging activities, SFAS No. 133 is not expected to have a material effect on our financial results.

                                    BUSINESS

   CoolSavings provides a comprehensive set of e-marketing services used by online and offline advertisers to build one-to-one customer relationships. Under our established brand, advertisers can deliver, target and track a wide array of incentives, including printed and electronic coupons, personalized e-mail, rebates, samples, sales notices, gift certificates, contests and banner advertisements, to promote their products or services. We deliver these incentives to targeted segments of our large audience of consumers through our web site, coolsavings.com, or direct e-mails. These incentives can be redeemed by our members either online or offline depending on the particular promotion. Our members have registered their demographic profiles with us on our web site and have given us permission to deliver personalized savings opportunities to them. As of March 31, 2000, we had over 6.6 million registered members, representing nearly 5.4 million households. Although we keep our members' identities private, we analyze our database of member registration and shopping preference data with sophisticated data analysis, targeting and tracking technology to help our advertisers execute effective promotional campaigns. As our members use the incentives we offer, we gather extensive shopping behavior and preference information. This information further enriches our member database allowing us to provide our advertisers with a higher degree of targeting. The top ten advertisers from which we generated the most revenues in 1999 were Bigstar, eNutrition.com, First USA, InsWeb, Kids "R" Us, MCI WorldCom, overstock.com, petopia.com, petsmart.com and SmarterKids.com. During 1999, no advertiser accounted for more than 6.8% of our revenues. During the first quarter of 2000, no advertiser accounted for more than 10.9% of our revenues.

Industry Background

 The Growth of the Internet as an Advertising and Direct Marketing Medium

   The Internet has emerged as a unique global communications medium, enabling millions of people to interact and conduct business electronically. International Data Corporation, commonly referred to as IDC, estimates that the number of Internet users worldwide will grow to approximately 502 million by the end of 2003 from approximately 196 million in 1999. The rapid expansion of the Internet combined with its business efficiencies have led to significant growth in electronic commerce and attracted a broad group of buyers and sellers. IDC estimates that the total value of commerce over the Internet will increase to $1.3 trillion in 2003 from $111 billion in 1999. IDC further estimates that the percentage of Internet users buying goods and services on the Internet will increase to approximately 36% in 2003 from approximately 24% at the end of 1999.

   The growth of Internet use has prompted e-commerce companies to increase their spending on advertising and direct marketing on the Internet. It has also spurred traditional businesses to devote larger portions of their marketing budgets to advertising and direct marketing online. During the early stages of the development of online advertising, most businesses used the Internet to build general brand awareness and for customer acquisition. Consequently, the rapidly growing market for Internet marketing was dominated by banner advertising and unsolicited e-mails sent to lists of consumers. While these advertisements may be targeted to a limited extent by the content on the web page or by demographic information, they generally have not permitted the advertiser to re-contact the consumer unless the consumer makes a purchase or voluntarily provides personal information.

 The Emergence of E-Marketing Services

   Advertisers use direct marketing in order to generate a specific response or action from a targeted group of consumers. Traditionally, advertisers have used direct mail, telemarketing and direct response television, or infomercials, in their direct marketing campaigns. These campaigns typically provide consumers with access to coupons, rebates, sweepstakes and loyalty programs. These types of promotions have been recognized in offline marketing as a means to develop and foster long-term customer relationships. According to the Direct Marketing Association, expenditures on direct marketing, including both online direct marketing and traditional direct marketing, are expected to grow to $240.7 billion in 2004 from $176.5 billion in 1999.

   Effective and efficient means of marketing have become more important as advertisers seek to lower the costs of customer acquisition and retention. As pressures from competitors raise these acquisition and retention costs, businesses seek sophisticated and cost-effective direct marketing methods to increase the loyalty and lifetime value of a customer through repeat visits and purchases. At the same time, advertisers are sensitive to the growing concerns of consumers and the government regarding the privacy of personal data and the intrusion of unwanted advertising messages. Online and offline advertisers are increasingly using the Internet for direct marketing to exploit its unique interactivity and cost advantages relative to traditional methods. The Direct Marketing Association projects that online direct marketing expenditures will increase from approximately $1.3 billion in 1999 to approximately $8.6 billion in 2004.

   The compelling advantages of the Internet as a direct marketing medium have led to the development of e-marketing services that are designed to enable businesses to acquire and retain customers and build customer loyalty. E-marketing services can take advantage of Internet technology to:

  . deliver personalized promotions to those consumers most likely to respond;

  . deliver multiple forms of targeted and controlled promotions at a household or individual level (for instance, many online advertisers seek to reach a target audience of women, who are the principal shoppers in approximately 72% of U.S. households, according to Mediamark Research Inc.);

  . allow businesses to take advantage of consumer-specific data, such as registration and transaction information;

  . provide marketing messages with promotions that motivate immediate consumer response;

  . enable tracking of campaign performance and shopper behavior allowing an advertiser to learn and adjust campaigns in near real time; and

  . enable data mining to target consumers based on demographic data and shopping preference information learned from past activity.

   In our experience, while online companies are the most frequent users of our e-marketing services, traditional offline businesses such as national retailers and consumer packaged goods manufacturers are increasingly seeking to use our e-marketing services to drive offline sales and build customer relationships. In addition, through e-marketing services, offline businesses that also sell online can potentially integrate their offline and online marketing campaigns and provide their customers the choice of shopping in stores or online.

 Market Opportunity for a Comprehensive E-Marketing Solution

   To date, advertisers wishing to employ e-marketing services have had to rely on several different service providers in order to deliver a range of specific promotional or advertising services. In addition, many e-marketing services have been focused only on online promotional activities and have not provided an integrated online and offline solution.

   We believe there is a substantial market opportunity for a comprehensive e-marketing solution that provides the following:

  . a single source of both online and offline promotional services for advertisers that extends over the different stages of a customer relationship, from first-time purchase to repeat usage;

  . access to a large audience of consumers who are actively seeking savings and who are willing to share demographic data that can be used to better target and personalize their shopping experiences;

  . one-stop shopping for consumers with access to a wide range of both online and offline promotional offers from high-quality advertisers;

  . an established and consistent brand that consumers find credible; and

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

  . the ability to track consumer demographics and shopping preferences on an individual and household level and to leverage that information across a large consumer base to make promotions increasingly targeted and cost-effective.

The CoolSavings Solution

   CoolSavings provides a comprehensive set of e-marketing services used by online and offline advertisers to build one-to-one customer relationships. Under our established brand, advertisers can deliver, target and track a wide array of incentives, including printed and electronic coupons, personalized e-mails, rebates, samples, sales notices, gift certificates, contests and banner advertisements, to promote products or services. We deliver these incentives to targeted segments of our large audience of consumers, who have registered their demographic profiles with us on our web site and have given us permission to deliver personalized savings opportunities redeemable in stores or online. With our members' permission, we store detailed member demographic information, track shopping preferences and behavior, and with advertiser cooperation can track redemption of these incentives back to the member households. In doing so, we have developed an extensive database of information that we use for the benefit of our advertisers. Although we keep our members' identities private, we analyze our database information with sophisticated data analysis, targeting and tracking technology to help our advertisers execute effective promotional campaigns. The diversity of the incentives we offer and the variety of places where our members can redeem them further enrich our member profiles for future data analysis, known as data mining, and targeting.

   Our web site, which is designed to be a leading destination for consumer savings, offers convenient and personalized incentives for goods and services from a broad range of advertisers, including online retailers, national brick-and-mortar chains, consumer packaged goods manufacturers, large consumer service providers and neighborhood businesses. Our member base grew from approximately 1.9 million registered members as of December 31, 1998 to over
6.6 million as of March 31, 2000, representing nearly 5.4 million households. In a recent national survey by NPD Online Research, an independent market research firm, 51% of online coupon users reported that they had used our site. Of those who have registered their households with us, 62% are women, the target consumers preferred by many of our advertisers. According to Media Metrix, for March 2000, CoolSavings was the eleventh most frequently visited shopping web site and the eighth most frequently visited shopping site by women.

   The benefits to advertisers of using CoolSavings include:


  . Single source e-marketing solution. We offer advertisers a single source for a full range of promotions that can be redeemed online or in stores and targeted to any stage in the customer relationship. These tools include printable coupons and gift certificates for brick-and-mortar stores, electronic certificates for online purchases, mail-in rebates, lead generation for trial subscriptions and samples, notices of ongoing sales where no certificate is necessary, promotional contests and banner advertisements. Advertisers can also use combinations of incentives for customized promotions.

  . Access to a large audience of qualified, receptive shoppers. Advertisers are able to access our large audience of consumers, who visit our web site looking for shopping values and are willing to provide demographic data about themselves and others in their households. Of those who have registered their households with us, 62% are women, the target consumers for many of our advertisers. Approximately 77% of our registered households have requested e-mail bulletins about offers available on our web site.

  . Cost-effective performance. We believe we provide advertisers with a cost-effective solution for customer acquisition and retention. Unlike most other direct marketing providers, we can immediately learn from each campaign, regardless of the promotions used, to make future campaigns more effective, to re-target responding members with more focused offers and to convert new customers into loyal customers. We continually update our members' profiles by tracking their page views of and responses to promotions and, upon the request of an advertiser, the redemption of incentives. Our tracking capabilities allow our advertisers to target information about ongoing sales

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

   promotions and events to the appropriate customers at the appropriate times. For example, an advertiser can retarget our members who have previously responded to its offers with follow-on promotions.

  . Insight into shopping behavior. Most advertisers have only limited means of tracking their customers' preferences and behavior. With our member's permission, we acquire information from the initial member registration, as well as from each time a member uses our web site or e-mail to respond to offers. As a result, we have much richer data to analyze for insight into the interests and preferences of an advertiser's customers. Advertisers can use our consolidated database to find predictive correlations that can lead to more effective targeting regardless of the types of promotions used. This information can be used by our advertisers to acquire new customers with appropriate incentives, refine follow-on promotions and identify co-promotion opportunities.

  . Ability to coordinate online and offline promotions. For advertisers that have both an online and offline presence, we can identify prospective customers and then track their activities whether shopping in stores or online. We enable these businesses to provide incentives, such as coupons and gift certificates, redeemable in their offline stores. If the advertiser returns the redeemed coupons to us, we can track the redemption of in-store coupons by scanning their unique bar codes and adding the shopping preference information to our database. For advertisers with only an online presence, we enable them to provide offline incentives, such as coupons and gift certificates, redeemable in the stores of their promotional partners. We also help offline companies without a web presence identify and reward customers with online incentives that their customers can bring into a store or use on another web site.

  . Lower total cost of ownership and improved time to market. Our investments in infrastructure, technology and technical personnel allow our advertisers to deploy their promotional campaigns without the need to lease, buy or continually upgrade the required hardware and software systems, providing significant cost savings over an in-house solution. In addition, using both our infrastructure and our e-marketing processes and expertise, we enable our advertisers to deploy their e-marketing campaigns rapidly and reliably. As a result, our advertisers can remain focused on their core businesses while still providing compelling offers to consumers.

Strategy

   Our objective is to be the leading provider of comprehensive e-marketing services for advertisers. Key elements of our strategy to achieve this objective are to:

  . Extend brand awareness and expand member and advertiser base. We believe strong brand recognition is a powerful tool to attract new advertisers and members. We plan to increase brand recognition with offline advertising campaigns that include television, print and outdoor media. We also intend to continue to promote our brand online, with advertising campaigns on high-traffic web sites and cooperative campaigns with advertisers and affiliate networks. We believe our marketing efforts will expand our member base while preserving its current demographic characteristics, which will strengthen the services we provide to advertisers. As we expand our membership, we expect that our service will be attractive to additional advertisers, which will in turn make our site more attractive to additional consumers by providing a broader array of available incentives.

  . Enhance member profiles. As we make available additional promotional offers and services on our web site and through e-mail, we believe the shopping activities of our members will increase. As our members use our site and respond to advertiser promotions, we continually enrich our database and develop deeper data for predictive modeling and targeting purposes. We plan to continue upgrading our tracking and data mining tools to provide additional insight into member interests and shopping preferences.

  . Broaden promotional service offerings. In order to provide a complete e-marketing solution for advertisers, we plan to expand the promotional services we offer, covering all phases of the customer

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   relationship. For example, we recently launched our CoolSavings Rewards
   Loyalty program, a loyalty program for single advertisers and affinity groups, that incorporates popular promotions such as mileage incentives and rewards points. For offline promotions, we plan to connect coupon discounts and points to credit cards and frequent shopper cards. In addition, we plan to offer our promotional services and expertise to advertisers to target within their own customer databases.

  . Provide business-to-business promotions. We believe that advertisers seek a cost-effective and targeted medium to reach small businesses and independent professionals. Through minor modifications to our registration page and database template, we intend to develop a business-to-business service offering in which small businesses can register with us to receive incentives appropriate for their needs and interests. We plan to offer our advertisers the ability to deliver targeted business-to-business product and service promotions using database information such as type of business, size, geography and past purchasing behavior.

  . Pursue third-party relationships. We intend to pursue relationships to further build our brand, expand our reach to consumers and advertisers and enhance our services. Our current relationships include Super Coups, a subsidiary of ADVO, which uses its franchise sales force to sell CoolSavings services to neighborhood merchants, First USA Bank, which issues co-branded CoolSavings credit cards and provides us with cardholder demographic and purchasing data, The Parenting Group, which will promote our CoolParenting program targeting special promotional programs to expectant or new parents, and Netcentives Inc., which will manage and maintain our CoolSavings Rewards Loyalty program through which we award points to our members when they participate in certain promotions on our web site.

  . Pursue international expansion. As Internet use becomes more prevalent in other nations, we see market opportunities to extend our services to advertisers and consumers in those countries. Our international expansion efforts will focus initially on Canada, Australia and the United Kingdom. These international initiatives could take the form of licensing agreements, joint ventures or other arrangements. As a result of international expansion, we plan to expand our database to include consumers in other countries, which we expect will be attractive to international advertisers and online advertisers seeking to reach an international audience.

Services

   We provide a comprehensive e-marketing solution to our advertisers. We deliver a broad array of incentives through placement on our web site or by targeted e-mail, to enable our advertisers to motivate consumers to purchase products and services. Our advertisers also use our incentive programs to build the loyalty of their existing customers. Using our tracking, targeting and data mining capabilities, advertisers can coordinate and enhance their online and offline promotional campaigns for customer acquisition, retention and loyalty.

 Delivery of Incentives

   We deliver a variety of promotional incentives to targeted segments of our member database on behalf of our advertisers. Our advertisers generally pay for our services based on a cost-per-thousand offers delivered. The cost of our promotional services generally rises with the degree of targeting or customization we provide because, in our experience, these efforts generally result in higher response rates for the advertisers. In addition, we charge some of our advertisers based upon the performance of the promotional offers that we deliver for them. Approximately 80% of our current advertising contracts have stated terms of less than three months.

   The coolsavings.com web site, which is branded as a leading destination site for consumer savings, offers convenient and personalized incentives for a broad array of products and services. To use our service, consumers register with us, provide demographic data about their households and shopping interests and choose whether to receive our direct e-mails. As members, consumers can obtain relevant incentives redeemable online or in stores from a broad range of advertisers, including online retailers, national brick-

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

and-mortar chains, consumer packaged goods manufacturers, large consumer service providers and neighborhood businesses. We track our members' page views of and responses to promotions in our member database. Upon an advertiser's request and with the advertiser's cooperation, we can also track the redemption of incentives.

   The promotional services that we provide our advertisers include:

  . CoolOffers. Online and offline businesses can deliver incentive offers, including printed and electronic coupons, rebates, sales notices and gift certificates, to targeted segments of our membership via our web site and our targeted e-mail. Targeting is performed by demographic profile and shopping preferences. CoolSavings members are presented a version of our web site tailored to their personal interests, where they can "save, then shop." Specialized sections of our web site are dedicated to specific categories such as grocery items, regional mall stores and neighborhood businesses. Our members can also use a search feature to find offers by product or service category.

  . CustomerDirect e-mail. Approximately 77% of our registered households as of March 31, 2000 had elected to receive periodic e-mails notifying them of offers that may be of personal interest. This allows us to send targeted e-mails to these members at the request of our advertisers on the basis of these members' demographic profiles and shopping preferences. We can deliver e-mails either with a single promotion by a specific advertiser or in shared messages, and appear either in full-graphic HTML format or as plain text with web links, depending on members' preferences and the capabilities of their computers. The e-mails are targeted either through pre-selected criteria or using customized models we develop for particular campaigns.

  . FreeStuff. We provide advertisers a method of generating leads by providing free samples of their products or services to our members. These offers, such as trial magazine subscriptions, free product samples and free Internet services, appear in the "FreeStuff" section of our web site and are targeted by demographic profile and shopping preferences. To receive free samples, members voluntarily provide the advertiser with contact information such as name, e-mail and mailing address, as well as other data about their households. Advertisers may also request secure credit card information from members as necessary. We can tailor the submission form to advertisers to ask additional questions of participating members, to further qualify the leads we generate.

  . CoolGames. We provide advertisers with a highly targeted method for generating brand awareness combined with games that are also engaging for our members. We help advertisers create trivia contests and branded sweepstakes specific to their marketing strategies and tailored for their targeted profiles. We can also deliver targeted e-mails announcing a contest to generate immediate traffic and consumer response. At the conclusion of a member's interaction with a contest page, the advertiser's brand is reinforced by an automatic e-mail.

  . CoolBanners. We provide advertisers the opportunity to promote their brands or offers throughout the web site with banner advertisements, buttons, text links and prominently sponsored content areas. These can be targeted based on the demographics and preferences of the viewing members.

 Customer Retention

   We offer customer acquisition and reward programs that can be customized for any product or service. We deliver initial sign-up incentives, such as gift certificates, tailored to the target consumers, and then administer ongoing benefits such as loyalty coupons. We also provide co-branded programs that function together with advertisers' own established promotional vehicles, such as their web sites, printed circulars, in-package flyers and in-store signs. These vehicles direct consumers to a special CoolSavings web address. Consumers entering our web site for the first time through a co-branded address will experience our entire web site as co-branded each time they return. These members can also receive customer-only offers targeted specifically to the customers of the party co-branding with us, either on the co-branded web site or in promotional e-mails. Our co-branding advertisers can use our infrastructure to build loyalty with their own customers. We benefit by adding those advertisers' customers to our database as CoolSavings members.

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

 Data Mining and Research Services

   By analyzing individual, demographic and correlative information in our database, we provide advertisers several methods to gain insight into customer preferences and profiles. We can also apply our data mining infrastructure to analyze the databases of our advertisers upon their request. We use sophisticated data mining tools to analyze member data to help our advertisers execute effective promotional campaigns. We use data-mining information to create predictive models to make future targeting even more effective. Using e-mail, we can also contact and survey members who have responded to a specific offer. In addition, we are working with NFO Research, a leading provider of consumer research to manufacturers of consumer packaged goods, to create member panels that will provide major brands with quick feedback on new products and services.

Sales and Marketing

   We have built a sales organization dedicated to developing and maintaining close relationships with advertisers and advertising agencies. Our sales force, which included 28 full-time employees as of March 31, 2000, is organized regionally and by specific industry and advertiser segments. We plan to open sales offices in New York and San Francisco during 2000. To support our sales efforts, we advertise regularly in trade publications, send regular mailings to key marketing executives and exhibit at major trade shows. We intend to form relationships with companies with existing local sales forces in order to further penetrate local advertising markets. The first of these relationships is our alliance with Super Coups, in which Super Coups salespersons are selling our co-branded services to local advertisers.

   Our marketing department, which included 13 employees as of March 31, 2000, is dedicated to promoting the CoolSavings brand, developing our member content and acquiring members for our service. To attract members, we rely on a variety of advertising methods, including a national offline branding campaign that makes use of television, print, outdoor media and radio, as well as online advertising that includes online banner advertisements on high-traffic web sites such as portals and search engines. Our advertising features our identifiable piggy-bank logo character as our "CEO." We also have developed network affiliate programs, in which other companies send consumers to the CoolSavings web site and receive a fee per each resulting member registration. Many of our advertisers provide links from their own web sites that click through to offers on CoolSavings.

   We also have used our advertising relationships to gain additional exposure for the CoolSavings name and piggy-bank character in retail chains and shopping malls and on the Internet. In some cases, we have the opportunity to feature CoolSavings on store signs and materials, such as bags and receipts.

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Representative Advertisers

   The following is a list of advertisers from which we derived at least $40,000 of revenue in 1999, by general industry category:

Specialty and Mass      Health and Grocery          Entertainment and Media
Retail                  Allherb.com                 Barnesandnoble.com
Art.com                 eNutrition.com              Bigstar
Birthday Express        Healthshop.com              CDNow
Bolt                    More.com                    Chuck E. Cheese's
Cooking.com             MotherNature.com            Doubleday Interactive
Furniture.com           NetGrocer                   EveryCD
Hewlett Packard         YourPharmacy.com            The Parenting Group
Internet Shopping                                   Reel.com
Network

                        Manufacturers               Uproar.com
JC Penney               DaimlerChrysler AG          US News & World Report
Kmart

                        Johnson & Johnson
Marshall's / TJ Maxx    Kodak                       Children's Products
overstock.com

                                                    BabyCenter.com
Paper Studio            Financial and               eToys
PayLess Shoes           Communications              KBKids.com
PC Flowers & Gifts      E-homeCredit Corp.          Kids "R" Us
petopia.com             First USA                   SmarterKids.com
petsmart.com            H&R Block                   Toys "R" Us
Petstore.com            InsWeb

Radio Shack             MCI WorldCom                Internet Content and
REI.com                 Telebank                    Services
Rhodes

                                                    Cybergold
Sara Lee / One Hanes    Travel Services             eGreetings.com
Place                   Cruise Lines                eNews
Service Merchandise     International               FamilyWonder
Shop the globe.com      Holiday Inn                 iprint
Silkies.com             Northwest Airlines          LifeMinders

                                                    Netcentives
Local Advertising                                   Vstore
Super Coups

   During the first quarter of 2000, overstock.com and First USA accounted for 10.9% and 10.2%, respectively, of our revenues. No other advertiser accounted for more than 10% of our revenues in the first quarter of 2000.

Third-Party Relationships

   We have developed the following relationships with companies that we believe will assist us in providing more comprehensive services, building our brand and attracting more advertisers and members:

  . First Data. In February 2000, we entered into an agreement with First
    Data Merchant Services Corporation to work with First Data and its affiliated financial institutions to offer electronic coupon redemption capability. We plan to provide the ability for purchase incentives offered by online and offline merchants to be posted directly to members' credit card accounts. Under this agreement, our initial program with First Data is the CoolDining program. We are obligated to develop and host a separate web site that displays merchant offers to our members who enroll in the CoolDining program. In addition, we are required to promote the CoolDining program by placing on our web site a prominent link to the program web site and by conducting periodic program member satisfaction surveys. Under this agreement, we are required to develop the separate web site for the CoolDining program by May 15, 2000 and we expect to launch the CoolDining program by July 15, 2000, at which time purchase incentives offered by merchants will be able to be posted directly to members' credit card accounts. We currently anticipate that the CoolDining program will generate revenue primarily from merchant set-up fees, commissions on merchant sales (known as fulfillment fees) and annual fees from our members to join the CoolDining program. We receive 50% of all

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

   merchant set-up fees and we receive 60% of all annual membership fees. With respect to merchants referred by us to the CoolDining program, First Data is entitled to an amount equal to 2.5% of the purchase transaction and we are entitled to the remainder of the fulfillment fee. With respect to merchants referred to the CoolDining program by First Data, we are paid an amount equal to 1% of the purchase transaction and First Data is entitled to the remainder of the fulfillment fee. Under this agreement, First Data will be our exclusive provider of payment processing services for Visa and MasterCard transactions for a period of one year. The term of the agreement with First Data is three years, but under certain circumstances, including our material breach of the agreement or our continuing failure to meet specified performance standards, First Data may terminate the agreement prior to its expiration.

  . First USA. In April 1999, we entered into an agreement with First USA
    Bank, N.A., a leading national credit card issuer, to create a co-branded CoolSavings credit card that is promoted extensively on our web site. Under this agreement, we are required, each calendar quarter, either to post at least 5,000,000 impressions, such as banners, buttons or text links, on our web site to promote the co-branded credit card or to generate at least 25,000 click-through responses. In addition, First USA has agreed to promote CoolSavings and the co-branded credit card on its own web site, in account statements and in other promotional pieces. We will receive fees for marketing the co-branded credit card. The initial term of the agreement with First USA is five years, but First USA may terminate the agreement prior to its expiration under some circumstances, including a substantial reduction in our membership or a failure to meet promotional goals.

  . NBC. In May 1999, we entered into an agreement with National Broadcasting
    Company, Inc., under which NBC is broadcasting $3.0 million of 30-second advertisements for CoolSavings during the 12-month period that began October 1, 1999. In exchange for this advertising, NBC received 686,766 shares of our common stock.

  . Netcentives Inc. In March 2000, we entered into an agreement with Netcentives Inc., the developer of web-based loyalty incentives programs. Under this agreement, we co-developed a custom loyalty program for our members called CoolSavings Rewards using software that we licensed from Netcentives. Through CoolSavings Rewards, we award points to our members when they participate in certain promotions offered by select advertisers, partners and CoolSavings. Netcentives is required to implement, maintain and manage certain aspects of the loyalty program, including member signup, tracking, point balances, statement presentation, and reward redemption requests and fulfillment. CoolSavings is responsible for all aspects of the billing, collection, sales and marketing relationship with the participating advertisers. Under the agreement, CoolSavings is obligated to purchase at least $1.0 million worth of points during the first year of the contract term and at least $2.0 million worth of points during the second year of the contract term. Furthermore, the agreement prohibits us from implementing another loyalty program during the term of this agreement. The initial term of the agreement expires two years after the first day of the first month immediately following the launch date. However, Netcentives may terminate the agreement prior to its expiration under certain circumstances, including if we enter into an agreement to sell substantially all of our assets to or merge into a direct competitor of Netcentives as identified in the agreement.

  . NFO Research. In November 1999, we entered into an agreement with NFO
    Research, a leading provider of custom research for the consumer packaged goods industry. Under this agreement, we will design a co-branded web site and market it to our members to help NFO recruit panelists for their market research efforts. Under this agreement we will receive a portion of NFO's revenue from completed surveys. CoolSavings and NFO will provide integrated marketing services to their advertisers, offering an innovative opportunity to link shopper-level consumer attitude and usage data with CoolSavings' extensive member profiles. The term of the agreement with NFO Research is one year, but NFO may terminate the agreement if our web site ceases to operate for a period of five consecutive days.

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  . Super Coups. In January 2000, we formed an alliance with Super Coups, a subsidiary of ADVO, a leading targeted direct mail company. Super Coups delivers targeted local merchant coupons, such as automobile service centers, restaurants and dry cleaners, by direct mail, local cable television and the Internet. Through this alliance, we have agreed to design and operate a co-branded version of the CoolSavings web site that contains a total of more than 3,000 incentive offers submitted by Super Coups franchisees. In addition, we are required to promote the Super Coups co-branded web page and to assist Super Coups in the preparation of sales materials for its franchisees. Super Coups pays us 60% of the revenue earned by the co-branded web site and we pay Super Coups 15% of all advertising revenue generated from selected advertisers using any portion of our web site other than the Super Coups co-branded web page. Based on member demographics, distinct local offers are targeted to our members in Super Coups markets across the United States. Super Coups salespersons are also selling our co-branded services to local advertisers. The initial term of the agreement with Super Coups expires September 30, 2002, but under certain circumstances, including our material breach of the agreement and our failure to be ranked among the top five Internet coupon sites by Media Metrix, Super Coups may terminate the agreement prior to its expiration.

  . The Parenting Group. In February 2000, we entered into an agreement with
    The Parenting Group, a subsidiary of Time Inc. The Parenting Group is a leading magazine publisher and provider of advertising and marketing services to expectant and new parents and young families. Under this agreement, we are establishing a CoolParenting program by developing and hosting a co-branded web site that allows advertisers to target special offers to our members who enroll in the program by providing the age or anticipated birthdate of their children. We pay The Parenting Group $0.70 for each person who is not a member that accesses our web site through the CoolParenting program or through The Parenting Group and who has enrolled for services (other than the CoolParenting program) offered on our web site. Additionally, we and The Parenting Group share the advertising revenue generated from the CoolParenting program. The Parenting Group will promote the program in its Healthy Pregnancy, Baby Talk, Parenting and Family Life print magazines, and inside over one million "First Moments" sample and discount kits distributed annually to expectant or new parents. This agreement includes exclusivity provisions restricting both us and The Parenting Group from entering into agreements for similar programs with competitors. The initial term of the agreement with The Parenting Group is fourteen months from the launch of the program, but under certain circumstances, including our material breach of the agreement, The Parenting Group may terminate the agreement prior to its expiration.

Operations and Technology

   We have developed a proprietary system to target and personalize promotional offers from our advertisers to our members. There are five main components of our system:

  . our web server technology, which allows us to display offers of interest for each member;

  . our database, which processes the offers and stores the information about our members and their activity on our site;

  . our data mining and targeting modules, which we use to determine the members to whom we will deliver offers and the most appropriate offers for each member;

  . CoolSavings Coupon Manager, our free software program that produces high-quality coupons and rebate certificates on a member's personal computer printer for in-store or mail-in use; and

  . SavingsCenter software, which we and our advertisers use to create, target and control new offers.

   Our system has been designed around industry-standard architecture and is designed to provide availability 24 hours-a-day, seven days-a-week. Occasionally in the past, we have disconnected our servers to make upgrades or maintenance checks on our system, leading to "down time" averaging approximately two hours per month. Currently, our site architecture, including multiple servers and co-hosting capabilities,

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usually allows us to introduce upgrades and perform maintenance without taking our site offline. For our database, we use servers running Microsoft Windows NT and Microsoft SQL Server database server software. Our web service is balanced among several servers running Microsoft Internet Information Server on the Windows NT operating system. These servers provide VeriSign Inc. digital certificates for secure transactions involving personal data, as well as VeriSign Authenticode certificates for downloading our Coupon Manager software to our members' computers. Our electronic certificates, such as printable coupons, are transmitted in a format that requires our proprietary Coupon Manager software to print a coupon. Information that members provide during registration is protected by a password they can create themselves. Members can also select Secure Socket Layer protection during the registration process.

   Our web servers and the database behind our system as well as our data mining servers are located at the Exodus Communications data center in Oak Brook, Illinois. Currently, all site traffic is directed to the Exodus system and we maintain a fully redundant version of our entire system at our Chicago headquarters. Please see "Risk Factors--Our business could be damaged by natural disasters and other unexpected problems."

   In 1997, 1998 and 1999, we spent $720,000, $1.2 million and $4.5 million, respectively, on product development, which includes salaries of software development personnel, expenditures related to third-party technical consultants and software costs related to enhancing our web site. We expect to devote significant resources to product development in the future as we add new features and functionality to our service. Please see "Risk Factors--We may not be able to keep up with rapid technological development and evolving industry standards."

Intellectual Property

   We currently hold two United States patents, No. 5,761,648, entitled "Interactive Marketing Network and Process Using Electronic Certificates" and No. 5,855,007, entitled "Electronic Coupon Communication System."

   We are currently pursuing legal action against six companies that we believe to be infringing our patent. This litigation is expensive, and the outcome of this litigation may not be favorable to us. In addition, some of these companies have filed counterclaims or separate lawsuits or other proceedings against us seeking to prevent us from using our patented system, and others may do so in the future. We have also settled three prior lawsuits we brought against companies that we believed were infringing our patent No. 5,761,648. Competitors are also contesting our patent rights in the United States Patent and Trademark Office.

   Currently, we are a defendant in five pending lawsuits involving an allegation that our systems or methods infringe on competitors' patents. While we believe the actions are without merit and intend to defend them vigorously, our efforts may not be successful. We expect that, like other participants in our market, we will increasingly be subject to infringement claims as the number of services and competitors in our industry segment grows. Any infringement claim, regardless of its merit, could be time-consuming, result in costly litigation, cause service modifications or delays or require us to enter into royalty or licensing agreements. These agreements might not be available on terms that are acceptable to us or at all. As a result, any claim of infringement could harm our business, results of operations and financial condition.

   In addition to our patents, we have registered service marks and copyrights in the United States and other countries. Our U.S. registered service marks include COOLSAVINGS, COOLTRAVEL, COOLMALLS, COOLCATALOGS and COOLSAMPLES. We also own common law rights in several other marks, and have applied for United States service mark registration for a number of marks such as our stylized piggy-bank logo, SAVE. THEN SHOP., SQUEALS OF THE DAY, COOLSAVINGS COUPON MANAGER and SAVINGSCENTER. We have also obtained a trademark registration in Australia for COOLSAVINGS and have registration applications pending in the United Kingdom and Canada.

   We regard the protection of our intellectual property, including our patents, copyrights, service marks, trademarks, trade dress and trade secrets, as critical to our future success. We rely on a combination of these intellectual property rights and contracts to protect the services we have created and our competitive position in the marketplace. We have generally entered into confidentiality and invention assignment agreements with our employees and contractors. Where we have considered it necessary, we have required nondisclosure agreements with our suppliers and advertisers in order to protect confidential information about our business plans and technology. Despite these precautions, these arrangements or the other steps which we have taken may not protect our trade secrets or prevent another company from copying important parts of our service. While we have registered our trademarks and service marks in the U.S. and other countries, protection of these marks may not be available in every country where we may do business in the future.

   We also rely on software programs that we license from other companies for key database technology, operating system and software, and specific hardware components for the computers in our system. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, and may incur significant costs in converting to new technologies, which would materially affect our business, results of operations and financial condition. Please see "Risk Factors--Intellectual property litigation against us can be costly and could result in the loss of significant rights," "Risk Factors--Protecting our patents, trademarks and proprietary rights may be costly and may distract our management" and "Business--Legal Proceedings."

Competition

   The market for e-marketing services is new, rapidly evolving and intensely competitive, and we expect competition to intensify. Barriers to entry for companies in our market are low, and current and potential competitors can launch new web sites and services at a relatively low cost.

   Our ability to compete depends on many factors, both within and beyond our control. These factors include:

  . advertiser identification and retention;

  . brand recognition and credibility;

  . pricing of our services;

  . breadth of our service offerings for advertisers and consumers;

  . reliability of service and quality of advertiser support;

  . advertiser and member acquisition costs;

  . membership size and demographics;

  . frequency of use and consumer response rates; and

  . technological expertise.

   We believe we are well-positioned to compete in our market as a result of the breadth and sophistication of our services, the size and demographics of our member audience, our experienced management and staff, our proprietary technology and our established brand recognition.

   Currently, we compete directly with online marketing companies in several fields:

  . direct marketers, such as FreeShop, LifeMinders and YesMail;

  . incentive services, such as Cybergold, MyPoints and Netcentives;

  . coupon providers, such as the online division of Catalina Marketing, e-centives and planet U; and

  . sweepstakes providers, such as Promotions.com.

   We also face indirect competition from leading distributors of traditional coupons by mail or newspaper inserts and from companies offering frequent flyer points or other affinity rewards tied to responses to advertisements. We expect that some of the leading distributors of traditional newspaper-insert coupons will soon begin to compete against us directly by delivering their promotions over the Internet. For example, Valassis Communications, a leading distributor of newspaper-insert coupons, recently began to offer some online services. We also compete with other web sites, portals and advertising networks, as well as traditional offline media such as television, radio and print, for a share of advertisers' total advertising budgets and for consumers' attention.

   Many of our current and potential competitors have longer operating histories, greater brand recognition, larger customer or user bases, and significantly greater financial, marketing, technical and other resources than we do. In addition, our competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Therefore, some of our competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to web site and systems development. They may also try to attract advertisers by offering free services. Increased competition may cause us to lose brand recognition and market share and could otherwise harm our business.

Employees

   As of March 31, 2000, we had 184 full-time employees, 41 of whom were engaged in technology and product development, 79 in sales and marketing, 44 in client and member services and 20 in finance, administration and operations. We have never had a work stoppage and our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

Facilities

   Our executive and operating offices are currently located in Chicago, Illinois, in a 44,000 square foot facility. This lease expires in 2010 although we have options to expand the leased space and to extend the term of this lease. In addition, we maintain administrative offices in Chicago, Illinois in a 13,700 square foot facility under two separate leases, one expiring on March 16, 2002 and the other expiring on July 31, 2002. In addition, we recently leased 3,251 square feet of office space located in San Francisco, California for use as a sales office; however, we do not yet occupy the space. The term of this lease is approximately 60 months.

Legal Proceedings

   On August 10, 1998, we instituted a lawsuit in the Northern District of Illinois against e-centives, Inc. (f/k/a emaginet, Inc.) for infringement of our United States Patent No. 5,761,648, entitled "Interactive Marketing Network and Process Using Electronic Certificates," seeking unspecified damages and a permanent injunction against e-centives for further infringement. We have also added Ziff-Davis, Inc. as a defendant in our suit against e-centives, Inc. e-centives has filed counterclaims alleging invalidity of our patent and interference with their prospective economic advantage and is seeking unspecified damages and injunctive relief. As noted below, e-centives also recently initiated two separate lawsuits against us alleging infringement of its patents.

   On April 27, 1999, e-centives, Inc. filed a lawsuit against us in the United States District Court for the District of Maryland. The complaint alleges that our systems or methods infringe on e-centives' United States Patent No. 5,710,886, and seeks unspecified damages and to enjoin us from further infringing its patent. While the litigation is in the early stage and its outcome cannot be predicted, we believe that our technology does not infringe e-centives' patent and that this litigation is therefore without merit. We intend to defend the action vigorously.

   On March 17, 2000, e-centives, Inc. filed a related lawsuit against us in the United States District Court for the District of Maryland. The complaint alleges that our systems or methods infringe on e-centives' United States Patent No. 6,035,280, and seeks unspecified damages and to enjoin us from further infringing its patent. This patent is a continuation in part of the patent application which resulted in United States Patent No. 5,710,886, which is the subject matter of e-centives' April 27, 1999 lawsuit against us. While this litigation is in the early stage and its outcome cannot be predicted, we believe that our technology does not infringe e-centives' patent and that this litigation is therefore without merit. We intend to defend the action vigorously.

   On October 21, 1998, we instituted a lawsuit in the Northern District of Illinois against Catalina Marketing International, Inc., and its affiliate Supermarkets Online, Inc. for infringement of our United States Patent No. 5,761,648, seeking unspecified damages and a permanent injunction against further infringement. The defendants have filed counterclaims alleging invalidity of our patent and are seeking unspecified damages and injunctive relief. On March 2, 2000, Catalina filed a motion for summary judgment seeking a finding that several of the claims of our patent be declared invalid. As noted below, Catalina Marketing and Supermarkets Online also recently initiated separate lawsuits against us alleging infringement of patents assigned to them.

   On October 21, 1998, we instituted a lawsuit in the United States District Court for the Northern District of Illinois against planet U, Inc. and Brodbeck Enterprises, Inc., d/b/a Dick's Supermarkets, for infringement of our United States Patent No. 5,761,648, seeking unspecified damages and a permanent injunction against further infringement. The defendants have filed counterclaims alleging invalidity of our patent and violation of United States antitrust laws and are seeking unspecified damages and injunctive relief.

   On November 15, 1999, Catalina Marketing filed a separate lawsuit against us in the United States District Court for the Middle District of Florida. The complaint alleges that our systems and methods infringe Catalina Marketing's United States Patent No. 4,674,041, and seeks to enjoin us from further infringing its patent. While the litigation against us is in the early stage and its outcome cannot be predicted, we believe that our technology does not infringe Catalina's patent and that the litigation is therefore without merit. We intend to defend the action vigorously.

   On February 12, 2000, Supermarkets Online, an affiliate of Catalina Marketing, filed a lawsuit against us in the United States District Court for the Central District of California. The complaint alleges that our systems and methods infringe its United States Patent No. 6,014,634, and seeks unspecified damages and injunctive relief. Because this patent was recently issued on January 11, 2000, we are currently evaluating this patent and claim. In addition, on February 18, 2000, Catalina Marketing filed a request for reexamination of our United States Patent No. 5,761,648 with the United States Patent and Trademark Office, which request was granted on May 2, 2000. Therefore, our United States Patent No. 5,761,648 will be reexamined, which may result in the patent being narrowed in scope or found invalid.

   On February 16, 2000, planet U filed a lawsuit against us and one of our customers, Pep Boys Manny Moe & Jack, Inc., d/b/a Pep Boys, in the United States District Court for the Northern District of California. The complaint alleges that our systems and methods infringe planet U's recently purchased United States Patent No. 5,907,830 and seeks unspecified damages and injunctive relief. We are currently evaluating this patent and claim. As a result of this lawsuit, Pep Boys terminated its relationship with us.

   We have instituted three other patent infringement lawsuits currently pending in the United States District Court for the Northern District of Illinois against IQ.commerce Corporation (filed on December 3, 1998), H.O.T. Coupons, Inc. (filed on November 18, 1998) and Bright Street.com, Inc. (filed on August 23, 1999). We are seeking unspecified damages and permanent injunctive relief for each case. All of the defendants are claiming that they are not infringing on our patent and some of the defendants are claiming that our patent is invalid and unenforceable.

   Bright Street.com recently advised us that it is taking steps in the United States Patent and Trademark Office to contest our rights in our United States Patent No. 5,761,648. If Bright Street is successful, we may lose some or all of our rights in our United States Patent No. 5,761,648.

   All of the foregoing lawsuits and allegations are at an early stage and may not be resolved favorably to us. For example, we may not prevail and prevent others from using our proprietary rights. We may be required to alter or stop selling our services, or to pay costs and legal fees or other damages in connection with these cases and the various counterclaims that have been asserted against us. Our patents or future patents may be found invalid or unenforceable. Furthermore, additional counterclaims, separate lawsuits or other proceedings may be brought against us to invalidate our patents or force us to change our services or business methods.

   In addition, on September 21, 1999, Kathryn L. Meklir, the ex-wife of Steven
M. Golden, our Chairman, Chief Executive Officer and President, filed suit against both Mr. Golden and CoolSavings in Oakland County, Michigan, alleging several claims, including fraud, arising out of her March 1998 sale of 2,000 shares of our common stock to Mr. Golden, and seeking damages in excess of $6.5 million. Although the transaction was a private sale between the parties, the plaintiff has named us as a defendant in the lawsuit. While the outcome of any litigation is uncertain, we believe that this suit and the claims asserted against us have no merit, and we intend to defend it vigorously. A negative outcome in this suit could subject us to substantial damages and negative publicity. Our defense of this litigation may be costly and time-consuming even if we are successful.

   We may be involved in additional litigation, investigations or other proceedings in the future. Any litigation, investigation or proceeding, with or without merit, could be costly and time-consuming and could divert our management's attention and resources, which in turn could harm our business and financial results.

                                   MANAGEMENT

Executive Officers and Directors

   The executive officers and directors of CoolSavings, and their ages and positions as of March 31, 2000, are as follows:

 Name                        Age Position
 ----                        --- --------
                                 Chairman of the Board, Chief Executive Officer
 Steven M. Golden...........  46 and President
 David H. Jacobson..........  39 Executive Vice President, Finance, Chief
                                 Financial Officer, Treasurer
                                 and Secretary
                                 Executive Vice President, Operations and
 John J. Adams..............  29 Technology
 Matthew Moog...............  30 Executive Vice President, Sales and Marketing
                                 Executive Vice President, Strategic Business
 Jonathan J. Smith..........  33 Development
 Albert Aiello..............  57 Director
 Robert J. Kamerschen.......  64 Director
 Hugh R. Lamle(1)(2)(3).....  54 Director
 Lynette H. Mayne(1)(2)(3)..  48 Director
 Richard H. Rogel(1)(2)(3)..  51 Director
 David E. Simon.............  38 Director

---------------------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating Committee.

   Steven M. Golden founded CoolSavings in December 1994. He has served as a director, our Chairman of the Board and Chief Executive Officer since June 1996. Mr. Golden also assumed the title of President in January 2000. Prior to founding CoolSavings, Mr. Golden was a financial consultant with Smith Barney from May 1993 to May 1996. From January 1989 to April 1993, Mr. Golden served as President of Land Data Network, which was founded by Mr. Golden and was one of the nation's first online property information systems, providing tax roll and assessment information for various counties in the State of Michigan. Mr. Golden holds a B.B.A. from Michigan State University.

   David H. Jacobson has served as our Chief Financial Officer and Treasurer since October 1998, as our Secretary since May 1999 and as our Executive Vice President, Finance since October 1999. From January 1996 to October 1998, Mr. Jacobson was the Chief Financial Officer and Treasurer of SMS Technology, Inc., a value added packager and distributor of specialty chemical products. From August 1990 to January 1996, Mr. Jacobson served as Chief Financial Officer for Sterling Capital Ltd., a private equity group. Mr. Jacobson also worked for six years for Coopers & Lybrand in its audit and business assurance practice. Mr. Jacobson is a Certified Public Accountant and holds a B.S. with high honors in Business Administration and Accounting from Indiana University.

   John J. Adams has served as our Executive Vice President, Operations and Technology since October 1999. From January 1999 to October 1999, Mr. Adams served as our Executive Vice President, Engineering and Chief Technology Officer. Prior to joining CoolSavings, Mr. Adams worked in several capacities for Arthur Andersen Business Consulting from July 1993 to January 1999, including Manager--Architecture and Methodology, Manager of Client Server and Internet Development and Senior Systems Consultant. Mr. Adams holds a B.S. from Florida State University.

   Matthew Moog has served as our Executive Vice President, Sales and Marketing since August 1998. From October 1996 to July 1998, Mr. Moog served as our Vice President, Sales. Prior to joining CoolSavings, Mr. Moog worked for Microsoft Corporation in various capacities from June 1992 to September 1996, including Strategic Integrator Account Executive, MSN Business Development Executive and Internet Business Development Manager. Mr. Moog holds a B.A. from The George Washington University.

   Jonathan J. Smith has served as our Executive Vice President, Strategic Business Development since October 1999 and, from June 1998 to October 1999, Mr. Smith served as our Vice President, Strategic Business Development. Prior to joining CoolSavings, Mr. Smith worked in several capacities for Lend Lease Corporation, which is an Australian-based global financial and property services company. From July 1989 to June 1997, Mr. Smith was principally involved in the acquisition, disposition, financing and asset management of institutional grade commercial properties for ERE Yarmouth, a U.S. based subsidiary of Lend Lease Corporation. Mr. Smith served as Vice President of ERE Yarmouth from April 1994 to June 1997 and as Asset Manager for the IT+T Investments division of Lend Lease Corporation from July 1997 to June 1998. Mr. Smith holds a B.A. from Northwestern University.

   Albert Aiello has served as a director of CoolSavings since June 1998. Since January 1998, Mr. Aiello has served as Chief Information Officer of Lend Lease Corporation, an Australian based global financial and property services company. Mr. Aiello also currently serves as a director of Lend Lease Corporation. From 1990 to January 1998, Mr. Aiello served as President of Fidelity Systems Company, the technology division of Fidelity Investments and also as Chief Information Officer and Managing Director of Fidelity Investments. Mr. Aiello currently serves as a director of the Software Productivity Corporation, a consortium of major United States defense contractors. He is also a member of the U.S. Government Accounting Office Executive Committee with oversight for information technology expenditures. Mr. Aiello holds a B.S.E. from Polytechnic Institute of New York, an M.S., M.I.E. and Ph.D. from New York University. Mr. Aiello, Mr. Kamerschen and Ms. Mayne were designated by Lend Lease to our board of directors pursuant to the Investment Agreement described in "Certain Transactions and Relationships-- Transactions with Management and Others."

   Robert J. Kamerschen has served as a director of CoolSavings since May 1999. Since July 1999, Mr. Kamerschen has served as Chairman and Chief Executive Officer of DIMAC Holdings, Inc., a direct-response marketing services firm. From November 1988 to July 1999, he served as Chairman of ADVO, Inc., a leading direct-mail marketing company. From November 1988 to January 1999, he also served as Chief Executive Officer of ADVO, Inc. From 1987 to 1988, Mr. Kamerschen served as President and Chief Executive Officer of RKO/Six Flags Entertainment, Inc. From 1984 to 1987, Mr. Kamerschen served as President and Chief Executive Officer of Marketing Corporation of America, a leading marketing services corporation. Mr. Kamerschen also serves as a director of IMS Health Incorporated, R.H. Donnelley Corporation, Micrografx, Inc, Tandy Corporation and TravelCLICK, Inc. Mr. Kamerschen holds a B.S. and an M.B.A. from Miami University.

   Hugh R. Lamle has served as a director of CoolSavings since June 1998. Since April 1974, Mr. Lamle has served as Executive Vice President and a principal of M.D. Sass Investors Services Inc. a registered investment advisory firm. Since June 1995, Mr. Lamle has also served as President and Chief Investment Officer of Chase & M.D. Sass Partners, a joint venture between Chase Manhattan Bank and M.D. Sass Investors Services which manages portfolios for corporate and institutional investors. Mr. Lamle also serves as President of Resurgence Asset Management and on the advisory board of Real Estate Capital Partners, both affiliates of M.D. Sass, as Executive Vice President and a director of Corporate Renaissance Group, Inc., a closed-end business development company, and as a public director of the Finex division of the New York Cotton Exchange. Mr. Lamle holds a B.A. from Queens College and an M.B.A. from Baruch College at the City University of New York.

   Lynette H. Mayne has served as a director of CoolSavings since June 1998. Since 1991, Ms. Mayne has served with Lend Lease Corporation, an Australian-based global financial and property services company, as Chief Executive Officer of various divisions including IT+T Investments, Corporate Financial Services and Corporate Services. Prior to joining Lend Lease, Ms. Mayne was a director of NBC from 1986 to 1988, a director of Pan American World Airways from 1984 to 1986 and a Vice Persident of Manufacturers Hanover Trust from 1980 to 1984. Ms. Mayne is a full time non-executive director of Lend Lease Corporation and currently a director of IBM Global Services Australia and Centius, an Internet intellectual property company. She has also served as Chair of an Australian state health industry council, as a member of APEC and is a Trustee of the ACTU--Lend Lease Foundation. Ms. Mayne holds an M.B.A. from New York University and has authored two books on information technology.

   Richard H. Rogel has served as a director of CoolSavings since May 1996. In 1982, Mr. Rogel founded Preferred Provider Organization of Michigan, Inc., a preferred provider organization, and served as its Chairman from its inception until it was sold in 1997. Mr. Rogel is the President of the University of Michigan Alumni Association and chairs the University of Michigan's Business School Development Advisory Board, as well as serving on other boards of the University. Mr. Rogel holds a B.B.A. from the University of Michigan.

   David E. Simon has served as a director of CoolSavings since November 1999. Since 1998, Mr. Simon has been the Chief Executive Officer of Simon Property Group, Inc., a publicly traded real estate company engaged primarily in the ownership, development, management, leasing, acquisition and expansion of income-producing retail properties. From 1995 until 1998, Mr. Simon was the Chief Executive Officer of Simon DeBartolo Group, Inc., a predecessor-in-interest to Simon Property Group, Inc. In addition to serving as a director of Simon Property Group, Inc., Mr. Simon also serves as a director of First Health Group Corporation, a publicly-traded full service national health benefits company. He currently serves as Second Vice Chairman of the National Association of Real Estate Investment Trusts, Inc. and is trustee of the International Council of Shopping Centers. Mr. Simon holds a B.S. from Indiana University and an M.B.A. from Columbia University Graduate School of Business.

Board of Directors

   Our board of directors currently consists of seven members. Each director is elected for a one-year term at our annual meeting of stockholders and serves until the next annual meeting of stockholders or until his or her successor is duly elected and qualified. Richard H. Rogel and Steven M. Golden have agreed to vote the shares of common stock held by their revocable trusts or over which they exercise voting control in favor of election of Albert Aiello, an affiliate of Lend Lease International Pty. Limited (Lend Lease), to our board of directors at the annual meetings of stockholders to be held in 2000 and 2001. This is conditional upon Lend Lease properly nominating its candidate and continuing to own at least 10% of our common stock at that time. Lend Lease may nominate a different person as director instead of Mr. Aiello, only upon the written consent of Mr. Rogel and Mr. Golden, which they may not unreasonably withhold.

Board Committees

   Our board of directors has a compensation committee, an audit committee and a nominating committee.

  . Compensation Committee. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our 1997 Stock Option Plan. The current members of our compensation committee are Hugh R. Lamle, Lynette H. Mayne and Richard H. Rogel.

  . Audit Committee. The audit committee, among other things, reviews our financial statements and accounting practices, makes recommendations to the board of directors regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors. The current members of our audit committee are Hugh R. Lamle, Lynette H. Mayne and Richard H. Rogel. Pursuant to the rules of Nasdaq, our audit committee consists of three independent directors with financial skills and experience.

  . Nominating Committee. The nominating committee screens and nominates candidates for election to our board of directors. The current members of our nominating committee are Hugh R. Lamle, Lynette H. Mayne and Richard
    H. Rogel.

Director Compensation

   Directors who are also employees of CoolSavings receive no compensation for serving on the board of directors. Directors who are not employees of CoolSavings do not currently receive any cash compensation from us for their service as members of the board of directors, although they are reimbursed for all travel and other expenses incurred in connection with attending board and committee meetings. Under our 1999 Non-Employee Director Stock Option Plan, non-employee directors are also eligible to receive automatic stock option grants upon their initial appointment to the board of directors and at each of our annual stockholder meetings.

   Under the 1999 Non-Employee Director Stock Option Plan, the following directors received options in 1999: Albert Aiello, Robert J. Kamerschen, Hugh
R. Lamle, Lynette H. Mayne, Richard H. Rogel and David E. Simon. Each of these directors other than David E. Simon received an option in July 1999 to purchase 11,500 shares of common stock at an exercise price of $4.37 per share while David E. Simon received an option in November 1999 to purchase 5,750 shares of common stock at an exercise price of $7.91 per share. The exercise prices of these options were fair market value on the date of grant and each of these options vests in full on the first anniversary of the date of grant and must be exercised within ten years after the date of grant.

Compensation Committee Interlocks and Insider Participation

   None of the members of our compensation committee is an officer or employee of CoolSavings. No executive officer of CoolSavings serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. All of the members of the compensation committee have entered into loan transactions with us. Please see "Certain Transactions and Relationships." Until the formation of the compensation committee in December 1997, matters concerning executive compensation were addressed by the entire board of directors.

Executive Compensation

   The following table sets forth compensation earned by or paid for services rendered to CoolSavings in 1999 by our Chief Executive Officer and each of our other executive officers whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") during 1999.

                           Summary Compensation Table

                                                     Annual         Long-Term
                                                  Compensation     Compensation
                                                ------------------ ------------
                                                                      Shares
                                                                    Underlying
Name and Principal Position                     Salary($) Bonus($)  Options(#)
---------------------------                     --------  -------- ------------
Steven M. Golden,
 Chairman of the Board, Chief
 Executive Officer and President............... $245,000  $75,000    460,000

David H. Jacobson,
 Executive Vice President, Finance
 and Chief Financial Officer...................  138,000   20,000    287,500

John J. Adams,
 Executive Vice President, Operations
 and Technology................................  125,000   20,000    310,500

Matthew Moog,
 Executive Vice President,
 Sales and Marketing...........................  137,000  130,000    258,750


                                                     Annual         Long-Term
                                                  Compensation     Compensation
                                                ------------------ ------------
                                                                      Shares
                                                                    Underlying
Name and Principal Position                     Salary($) Bonus($)  Options(#)
---------------------------                     --------  -------- ------------
Jonathan J. Smith,
 Executive Vice President, Strategic
 Business Development.......................... 119,000    30,000    287,500

Hillel Levin,
 Former President and Chief Operating
 Officer (1)................................... 198,000    20,000    143,750

---------------------
(1) Mr. Levin resigned as an officer effective December 31, 1999. However, he will continue to serve as a consultant to us through December 31, 2000.

Stock Options

   The following table sets forth summary information concerning individual grants of stock options made during 1999 to each of the Named Executive
Officers:

                             Option Grants in 1999

                                                                   Potential Realizable
                                                                     Value at Assumed
                                                                      Annual Rates of
                         Number of  % of Total                          Stock Price
                           Shares    Options   Exercise              Appreciation for
                         Underlying Granted to  Price                  Option Term(2)
                          Options   Employees    Per    Expiration ---------------------
Name                      Granted   in 1999(1)  Share      Date      5% ($)    10% ($)
----                     ---------- ---------- -------- ---------- ---------- ----------
Steven M. Golden........  230,000      9.7%     $2.17      3/3/09  $  314,447 $  796,871
                          230,000      9.7       7.91    11/22/09   1,144,667  2,900,812

David H. Jacobson.......  172,500      7.3       2.17      3/3/09     235,835    597,653
                          115,000      4.9       7.91    11/22/09     572,334  1,450,406

John J. Adams...........   23,000      1.0       2.17     1/18/09      31,445     79,687
                          172,500      7.3       2.17      3/3/09     235,835    597,653
                          115,000      4.9       7.91    11/22/09     572,334  1,450,406

Matthew Moog............  143,750      6.1       2.17      3/3/09     196,530    498,045
                          115,000      4.9       7.91    11/22/09     572,334  1,450,406

Jonathan J. Smith.......  172,500      7.3       2.17      3/3/09     235,835    597,653
                          115,000      4.9       7.91    11/22/09     572,334  1,450,406

Hillel Levin............  143,750      6.1       2.17      3/3/09     196,530    498,045

---------------------
(1) Based on a total of 2,359,800 option shares granted to our employees under our 1997 Stock Option Plan during 1999.
(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares of common stock. The 5% and 10% assumed rates of appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our common stock. There can be no assurance that any of the values reflected in this table will be achieved. The actual gains, if any, will depend on the future performance of the common stock, the optionee's continued employment through applicable vesting periods and the date on which the options are exercised.

   The following table sets forth the number of shares of common stock acquired upon the exercise of stock options by each Named Executive Officer during 1999 and the number and value of securities underlying unexercised options held by each Named Executive Officer as of December 31, 1999:

         Aggregated Option Exercises in 1999 and Year-End Option Values

                                             Number of Securities
                                            Underlying Unexercised     Value of Unexercised
                          Shares                  Options at          In-The-Money Options at
                         Acquired              December 31, 1999       December 31, 1999(1)
                            on     Value   ------------------------- -------------------------
Name                     Exercise Received Exercisable Unexercisable Exercisable Unexercisable
----                     -------- -------- ----------- ------------- ----------- -------------
Steven M. Golden........    --        --     322,000      713,000    $1,554,000   $2,120,874

David H. Jacobson.......  9,200   $20,188        --       301,300           --       794,037

John J. Adams...........    --        --       4,600      305,900        22,200      816,237

Matthew Moog............    --        --     338,537      273,700     2,249,759      660,837

Jonathan J. Smith.......    --        --       9,200      301,300        44,400      794,037

Hillel Levin............    --        --     299,000      362,250     1,443,000    1,748,250

---------------------
(1) The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at December 31, 1999 and the exercise prices of the options. Solely for purposes of determining the value of options at December 31, 1999, we have assumed that the fair market value of shares of common stock issuable upon exercise of options was $7.00 per share, the initial public offering price, because the common stock was not traded in an established market prior to this offering.

Employee Benefit Plans

 1997 Stock Option Plan

   We adopted our 1997 Stock Option Plan to enable officers, key employees and consultants of CoolSavings or any subsidiary to participate in our possible growth and profitability, and to encourage their continuation as officers, employees or consultants for the benefit of CoolSavings and our stockholders. Under our 1997 Stock Option Plan, we may award incentive and non-qualified stock options, stock appreciation rights, restricted stock, performance stock units and other stock units which are valued by reference to our common stock. Our officers, employees and consultants are eligible to participate in our 1997 Stock Option Plan. Our 1997 Stock Option Plan is administered by either the board of directors or the Compensation Committee (the "Administrator") which determines, subject to the provisions of our 1997 Stock Option Plan, who shall receive awards, the types of awards to be made, and the terms and conditions of each award.

   The exercise price of non-qualified options may not be less than the fair market value of the common stock at the time the option is granted, except that non-qualified options may have an exercise price of no less than 90% of the fair market value at the time the option is granted if that discount is expressly granted in lieu of a reasonable amount of salary or bonus. Options that are intended to qualify as incentive stock options under our 1997 Stock Option Plan may not be exercisable for more than ten years after the date the option is granted and may not be granted at an exercise price of less than the fair market value of the common stock at the time the option is granted. In the case of incentive stock options granted to holders of more than 10% of our common stock, the options may not be granted at an exercise price less than 110% of the fair market value of the common stock at the time the options are granted.

   Awards granted under our 1997 Stock Option Plan generally expire three months after the termination of the recipient's service to CoolSavings or any subsidiary, except in the case of death, in which case awards generally may be exercised up to 12 months following the date of death. Awards generally expire immediately upon termination of employment for cause.

   The number of shares of common stock which may be issued under our 1997 Stock Option Plan is limited to 20% of the total number of shares of common stock issued and outstanding from time to time and the number of shares of common stock underlying incentive stock options issued under our 1997 Stock Option Plan is limited to 11,500,000 shares of common stock. As of March 31, 2000, there were 4,282,600 shares subject to options outstanding under our 1997 Stock Option Plan.

   The Administrator shall make appropriate adjustments in the number of shares of common stock subject to each award and the exercise price per share of each award if there is any change in the common stock as a result of a stock dividend, stock split, recapitalization or otherwise. The Administrator also has the authority to accelerate award exercise rights or make other adjustments if CoolSavings is merged or consolidated, the property or stock of CoolSavings is acquired by another corporation or CoolSavings is reorganized, liquidated or impacted by an extraordinary transaction.

   Our 1997 Stock Option Plan will terminate when no further shares of common stock are available for issuance upon the exercise of awards and all outstanding awards have expired or have been exercised. The board of directors may at any time terminate our 1997 Stock Option Plan, but termination will not affect awards previously granted. Any awards which were granted prior to termination would remain exercisable by the holder in accordance with the terms of the applicable award agreement. In addition, the board of directors may at any time amend our 1997 Stock Option Plan without stockholder approval, except where required by applicable law.

 1999 Non-Employee Director Stock Option Plan

   We adopted the 1999 Non-Employee Director Stock Option Plan to attract and retain the services of experienced and knowledgeable independent directors, and to provide an additional incentive for those directors to work for the best interests of CoolSavings and its stockholders.

   The 1999 Non-Employee Director Stock Option Plan was approved by our stockholders on November 17, 1999 and, unless terminated earlier, it expires in May 2009. The 1999 Non-Employee Director Stock Option Plan is designed to work automatically without administration. To the extent administration is necessary, however, it will be performed by the board of directors. To the extent that conflicts of interest arise, we expect interested directors will abstain from both deliberations and voting regarding matters in which they have personal interests.

   The 1999 Non-Employee Director Stock Option Plan provides that each person who is a non-employee director on the date that the 1999 Non-Employee Director Stock Option Plan became effective and each person who becomes a non-employee director after the date of the plan will be granted, on the later of the date on which the optionee first becomes a non-employee director or the effective date of the plan, a non-qualified stock option to purchase a number of shares of common stock that have a fair market value of $50,000 on the date of issuance. In addition, on the date of each of our annual stockholder meetings, each non-employee director will automatically be granted an additional non-qualified option to purchase a number of shares of common stock with a fair market value of $50,000 if, on that date, he or she has served on our board of directors for at least six months. All options granted under the 1999 Non-Employee Director Stock Option Plan shall have an exercise price equal to 100% of the fair market value of the common stock on the date of grant and will vest in full on the first anniversary of the date of grant.

   Awards granted under the 1999 Non-Employee Director Stock Option Plan generally expire three months after the non-employee director ceases to serve as a director, except in the case of death, in which case awards generally may be exercised up to 12 months following the date of death. Options granted under the 1999 Plan generally have a term of ten years.

   The number of shares of common stock which may be issued under the 1999 Plan is limited to 2% of the total number of shares of common stock issued and outstanding from time to time. As of March 31, 2000, options to purchase 63,250 shares of common stock have been issued under the 1999 Non-Employee Director Stock Option Plan.

   Appropriate adjustments will be made in the number of shares of common stock subject to each award and the exercise price per share of each award if there is any change in the common stock as a result of a stock dividend, stock split, recapitalization or otherwise. If CoolSavings is merged or consolidated, the property or stock of CoolSavings is acquired by another corporation or CoolSavings is reorganized, liquidated or impacted by an extraordinary transaction, the outstanding options will become fully exercisable.

   The 1999 Non-Employee Director Stock Option Plan will terminate when no further shares of common stock are available for issuance upon the exercise of awards and all outstanding awards have expired or have been exercised. The board of directors may at any time terminate the 1999 Non-Employee Director Stock Option Plan, but termination will not affect awards previously granted. Any awards which were granted prior to termination would remain exercisable by the holder under the terms of the applicable award agreement. In addition, the board of directors may at any time amend the 1999 Non-Employee Director Stock Option Plan without stockholder approval, except as required by applicable law.

 401(k) Plan

   We have a tax-qualified employee savings plan which covers all of our full-time employees who are at least 21 years of age. Eligible employees may defer up to 25% of their pre-tax earnings, subject to the Internal Revenue Service's annual contribution limit. Our 401(k) plan permits us to make additional discretionary matching contributions on behalf of all participants in our 401(k) plan in an amount determined by us. Our 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986 so that contributions by employees or by us to our 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan, and so that contributions by us, if any, will be deductible by us when made.

Employment Agreements and Severance Arrangements

   Each of our executive officers has signed our standard terms of employment detailing, among other things, his confidentiality obligations and his at-will employment status. Currently, none of our executive officers has a formal employment agreement with us. All of our executive officers are employees at-will and may be terminated at any time at the discretion of our board of directors.

   In January 2000, we entered into a termination agreement with Hillel Levin, our former President and Chief Operating Officer. Under the terms of this agreement, (a) Mr. Levin confirmed that he voluntarily resigned from CoolSavings effective as of December 31, 1999, (b) we agreed to pay Mr. Levin a $20,000 bonus on or before January 15, 2000, (c) CoolSavings and Mr. Levin agreed to enter into a one-year consulting agreement, and (d) Mr. Levin agreed not to compete with us for a period of two years after the termination of the consulting agreement. Under the terms of the consulting agreement, Mr. Levin will spend up to 25 hours per week performing consulting services for us for a period of one year and we will pay Mr. Levin a consulting fee of $120,000.

Limitation of Liability and Indemnification

   As permitted by the Michigan Business Corporation Act ("MBCA"), our articles of incorporation include a provision that limits the liability of our directors to the maximum extent permitted by the MBCA. The MBCA limits the liability of directors for monetary damages for breach of fiduciary duty as a director, except for liability for (a) a breach of the director's duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) illegal loans, distributions of dividends or assets, or stock purchases as described in
Section 551(1) of the MBCA, and (d) transactions from which the director derived an improper personal benefit.

   In addition, our bylaws generally provide that we will indemnify our directors and officers to the fullest extent authorized or permitted under the MBCA and that we will advance expenses at the request of a director or officer. Prior to the completion of this offering, we intend to enter into indemnity agreements with each of our current officers and directors to give them additional contractual assurances regarding the scope of the indemnification set forth in our articles of incorporation and bylaws.

   We believe that these indemnification and limitation of liability provisions will assist us in attracting and retaining talented directors and officers in light of the risk of litigation directed against directors and officers of publicly held corporations.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

Transactions with Management and Others

 Lend Lease

   In May 1998, we borrowed $1.0 million from Lend Lease International Pty. Limited (Lend Lease), an Australian company, under a promissory note providing for repayment of the indebtedness in six months or upon Lend Lease making a contemplated $5.0 million investment in CoolSavings, whichever occurred first. We repaid the promissory note on June 1, 1998, when Lend Lease made its first equity investment in CoolSavings.

   In June 1998, we entered into an Investment Agreement with Lend Lease pursuant to which Lend Lease committed to invest up to $18.5 million in CoolSavings upon the occurrence of specified events. Under the Investment Agreement, Lend Lease purchased: 2,496,443 shares of common stock for $5.0 million on June 1, 1998; 2,269,491 shares of common stock for $5.0 million on November 4, 1998; 2,723,384 shares of common stock for $5.0 million on March 11, 1999; and 2,139,805 shares of common stock for $3.5 million on April 27, 1999.

   In connection with the Investment Agreement, on June 1, 1998, CoolSavings, Lend Lease and certain of our stockholders entered into a shareholders agreement under which, among other things, Lend Lease designated three persons to serve on our board of directors. Albert Aiello, Robert J. Kamerschen and Lynette H. Mayne are currently the directors designated by Lend Lease. The provisions in the shareholders agreement addressing the composition of our board of directors will terminate upon the completion of this offering. Two of our shareholders have also agreed to vote in favor of the election of a director nominated by Lend Lease. Please see "Management--Board of Directors."

   In April 1999, Lend Lease agreed to loan us up to $3.5 million, which we could borrow in our discretion by December 31, 1999. In October 1999, we borrowed nearly $3.5 million under convertible subordinated notes issued to Lend Lease. These notes bear interest at a rate of 10% per annum. The principal on these notes automatically converts into shares of our common stock upon completion of this offering at a conversion price equal to 90% of the initial public offering price. At the initial public offering price of $7.00 per share, these notes will automatically convert into 554,982 shares of common stock upon completion of this offering. The notes mature on June 30, 2000 if this offering is not completed before that date and, if not repaid within 15 days after their due date, the notes will automatically convert into 800,400 shares of our common stock.

   On December 31, 1999, Lend Lease purchased 549.413 shares of our Series A convertible preferred stock, which will automatically convert into 705,533 shares of our common stock upon completion of this offering. Please see "-- Series A Convertible Preferred Stock." As of March 31, 2000, Lend Lease owned approximately 30.0% of our capital stock and, assuming conversion of the convertible subordinated notes into 554,982 shares at the initial public offering price of $7.00 per share, would have owned 30.8% of our capital stock on a pro forma basis as of that date.

 Loan from Director

   Under a credit agreement dated December 18, 1997 between CoolSavings and the Richard H. Rogel Revocable Living Trust u/a/d March 21, 1990, the grantor, trustee and beneficiary of which is Richard H. Rogel, a director of CoolSavings (the Rogel Trust), the Rogel Trust loaned us $1.05 million. In connection with this credit agreement, we issued the Rogel Trust warrants to purchase 805,000 shares of our common stock at $1.30 per share and warrants to purchase 57,500 shares of our common stock at $2.17 per share. We have repaid the loan to the Rogel Trust and the Rogel Trust has exercised the warrants. Please see "--Loans to Directors."

 Loans to Directors

   On February 4, 1999, our board of directors authorized the payment of the exercise prices of outstanding options and warrants held by our directors and other warrant holders by delivery of promissory notes to CoolSavings with the following terms: (a) all principal and accrued and unpaid interest is due on the fourth anniversary of the issuance of the note; (b) the note bears interest at the rate of 4.83% per annum (the then applicable federal rate); (c) accrued interest is payable annually; (d) the note is secured by the shares of common stock issued upon exercise of such option or warrant; and (e) the maker is personally liable on the note to the extent of all accrued interest on the note plus 20% of the total principal amount of the note.

   Prior to the date of this prospectus, the following directors of CoolSavings exercised their outstanding options and warrants in exchange for the delivery of a promissory note with the terms described above:

                                          Shares Issued
Name                                      Upon Exercise Principal Amount of Note
----                                      ------------- ------------------------
Richard H. Rogel, Trustee................    862,500           $1,181,250(a)
Albert Aiello............................     57,500              120,922
Hugh R. Lamle............................     57,500              120,922
Lynette Mayne............................     57,500              120,922

---------------------
(a) Mr. Rogel delivered 13 notes in the aggregate principal amount of $1,050,000 upon the exercise of warrants to purchase 805,000 shares of common stock and delivered an additional note in the principal amount of $131,250 upon the exercise of an option to purchase 57,500 shares of common stock. All of these notes have identical terms and conditions as described above.

   Prior to the date of this prospectus, the following former directors of CoolSavings exercised their outstanding options in exchange for the delivery of a promissory note with the terms as described above:

                                          Shares Issued
Name                                      Upon Exercise Principal Amount of Note
----                                      ------------- ------------------------
Eve Bosak................................    57,500             $131,250
Douglas J. Golden........................    57,500              131,250
Elwyn Jenkins............................    57,500              120,922
Peter Sugar..............................    57,500              131,250
Arthur A. Weiss..........................    57,500              131,250

   On April 3, 2000, Steven M. Golden, our Chairman, Chief Executive Officer and President, exercised his vested options to purchase 322,000 shares of our common stock in exchange for the delivery of a promissory note in the principal amount of $700,000 with the terms as described above, except that the interest rate is 6.71% per annum (the applicable federal rate).

   As of the date of this prospectus all of these promissory notes were still outstanding.

 Options to Director

   On July 13, 1999, we granted to Richard H. Rogel, one of our directors, an option to purchase 115,000 shares of our common stock at a price of $4.37 per share. This grant is in addition to the options granted to all directors automatically upon adoption of the 1999 Non-Employee Director Stock Option Plan. Mr. Rogel exercised this option by delivering to CoolSavings a full recourse promissory note in the original principal amount of $502,354. This note bears interest at the rate of 5.86% per annum (the then applicable federal rate), provides for annual payments of accrued interest and is due in full on the fourth anniversary of the note.

 Convertible Subordinated Notes

   One of our directors, Hugh R. Lamle, controls a limited partnership, HLBL Family Partners, LP, which purchased one of our convertible subordinated notes in the original principal amount of $65,000. This note will be converted into 10,317 shares of our common stock upon completion of this offering, based on the initial public offering price of $7.00 per share.

 Series A Convertible Preferred Stock

   The following table summarizes the shares of our Series A convertible preferred stock purchased by our executive officers, directors and significant stockholders in December 1999:

                                            Number of Shares of
                                            Series A Convertible
Name                                          Preferred Stock    Purchase Price
----                                        -------------------- --------------
Lend Lease International Pty. Limited......       549.413          $5,000,000
Hugh R. Lamle(a)...........................       109.883           1,000,000
David E. Simon(b)..........................       109.880             999,977
Robert Kamerschen..........................        30.000             273,019
David H. Jacobson..........................         8.000              72,805

---------------------
(a)Owned by HLBL Family Partners, LP, an entity controlled by Hugh R. Lamle.
(b)Owned by Cool Savings Investors, LLC, an entity in which David E. Simon is a member.

   Each share of Series A convertible preferred stock will automatically convert into 1,284 shares of common stock upon completion of this offering.

Relationships with Legal Counsel

   Our outside corporate counsel is Golden & Gorman, P.C. Douglas J. Golden, a shareholder of Golden & Gorman, P.C., is the brother of Steven M. Golden, our Chairman of the Board and Chief Executive Officer. Douglas J. Golden is also a former director of CoolSavings and was our Secretary until May 1999. Please see "--Loans to Directors."

   Our outside securities counsel is Jaffe, Raitt, Heuer & Weiss, Professional Corporation. Peter Sugar and Arthur A. Weiss, shareholders of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, are former directors of CoolSavings. Please see "--Loans to Directors" and "Legal Matters."

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2000, by:

  . each person known by us to beneficially own more than 5% of our common stock;

  .  each Named Executive Officer;

  .  each of our directors; and

  .  all executive officers and directors as a group.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days after March 31, 2000, are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares indicated, subject to applicable community property laws. Beneficial ownership percentage is based on 35,378,021 shares of common stock outstanding as of March 31, 2000, on an as converted basis, and 38,678,021 shares of common stock outstanding after completion of this offering.

   Unless indicated otherwise, the address of the beneficial owners is: c/o coolsavings.com inc., 360 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60601.

                                                           Percentage of
                                                        Shares Beneficially
                                                               Owned
                                              Shares    ----------------------
                                           Beneficially  Before        After
Name and Address of Beneficial Owner          Owned     Offering     Offering
------------------------------------       ------------ --------     ---------
Lend Lease International Pty. Limited.....  10,889,638        30.8%        28.2%
 Level 44, Australia Square
 Sydney, Australia 2000

Richard H. Rogel(1).......................   6,873,113        19.7         17.8
 56 Rose Crown
 Avon, Colorado 81620

Steven M. Golden(2).......................   4,873,815        13.8         12.5

Hillel Levin(3)...........................     951,207         2.7          2.4

Matthew Moog(4)...........................     576,806         1.6          1.5

David H. Jacobson.........................      19,473         *            *

John J. Adams.............................       9,200         *            *

Jonathan J. Smith(5)......................       9,200         *            *

Hugh R. Lamle(6)..........................     370,523         1.0          *
 c/o M.D. Sass
 1185 Avenue of the Americas
 New York, New York 10036

Albert Aiello.............................      57,500         *            *
 81 Carisbrooke Rd.
 Wellesley, Massachusetts 02481

                                                           Percentage of
                                                        Shares Beneficially
                                                               Owned
                                              Shares    -----------------------
                                           Beneficially  Before        After
Name and Address of Beneficial Owner          Owned     Offering     Offering
------------------------------------       ------------ --------     ----------

Lynette H. Mayne.........................       57,500            *        *
 Level 44, Australia Square
 Sydney, Australia 2000

David E. Simon(7)........................      141,103            *        *
 c/o Simon Property Group, Inc.
 115 West Washington Street
 Indianapolis, Indiana 46204

Robert J. Kamerschen.....................       38,525            *        *
 200 Day Hill Rd.
 Windsor, Connecticut 06095

All directors and executive officers as a
 group
 (11 persons)(8).........................   13,026,759         36.1%       33.1%

---------------------
 *  Less than 1%.
(1) All of these shares of common stock are held by a revocable trust, of which Mr. Rogel is the trustee.
(2) Includes 4,379,315 shares of common stock held by a revocable trust, of which Mr. Golden is the trustee, 172,500 shares of common stock held by Steven M. Golden LLC, which is controlled by Mr. Golden, and 322,000 shares of common stock subject to options exercisable within 60 days after March 31, 2000.
(3) Includes 115,000 shares of common stock held by Shore Bridge, L.P., which is controlled by Mr. Levin, and 299,000 shares of common stock subject to options exercisable within 60 days after March 31, 2000.
(4) All of these shares are held in the name of Moog Investment Partners, LP, which is controlled by Mr. Moog. Includes 338,537 shares of common stock subject to options exercisable within 60 days after March 31, 2000.
(5) Represents 9,200 shares of common stock subject to options exercisable within 60 days after March 31, 2000.
(6) Includes 289,970 shares of common stock held in the name of HLBL Family Partners, LP, which is controlled by Mr. Lamle.
(7) All of these shares are held in the name of Cool Savings Investors, LLC. Mr. Simon, a member of Cool Savings Investors, LLC, disclaims beneficial ownership of the shares held by that entity except to the extent of his proportionate pecuniary interest therein.
(8) Includes 669,737 shares of common stock subject to options exercisable within 60 days after March 31, 2000.

                          DESCRIPTION OF CAPITAL STOCK

   Upon completion of this offering, after giving effect to the filing of our restated articles of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value.

   The following summary of our capital stock and restated articles of incorporation and bylaws are qualified by reference to the restated articles of incorporation and bylaws filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

   As of March 31, 2000, there were 31,762,812 shares of common stock outstanding, held by approximately 125 stockholders of record. The holders of outstanding shares of common stock are entitled to receive dividends out of legally available assets at such times and in such amounts as the board of directors may from time to time determine. Each holder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our articles of incorporation, which means that the holders of a majority of the shares of common stock voted can elect all of the directors nominated for election. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that may be declared by our board of directors out of legally available funds. Upon a liquidation, dissolution or winding up of CoolSavings, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of CoolSavings, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

   As of March 31, 2000, there were 2,197.650 shares of Series A convertible preferred stock outstanding, held by 69 stockholders of record. Upon the completion of this offering, each share of Series A convertible preferred stock will automatically convert into 1,284 shares of common stock. Our board of directors has the authority, within the limitations and restrictions contained in the articles of incorporation, to issue shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The board of directors, without stockholder approval, could issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of shares of common stock. The issuance of shares of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of CoolSavings and may negatively affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Convertible Subordinated Notes

   As of March 31, 2000, approximately $5.0 million of coolsavings.com inc. 1999 unsecured, convertible subordinated notes were outstanding. These notes will automatically convert into shares of our common stock upon the completion of this offering at a conversion price equal to 90% of the initial public offering price, and mature on June 30, 2000 if this offering is not completed before that date. If the notes are not paid within 15 days after their due date, they will automatically convert into 1,143,783 shares of our common stock.

Registration Rights

 Shareholders Agreement

   Under an agreement between us and some of our stockholders, stockholders holding an aggregate of 29,336,892 shares of common stock, referred to as registrable securities, have registration rights with respect to the registrable securities. The holders of substantially all of the registrable securities have signed lock-up agreements in connection with this offering. See "Shares Eligible for Future Sale--Lock-up Agreements."

   When we become eligible to use a registration statement on Form S-3 to register an offering of our securities, holders of the registrable securities may request that we file a registration statement on Form S-3 covering all or a portion of the registrable securities held by them, provided that the proceeds from that offering are at least $1.0 million. We are only obligated to effect two of these demand registrations and we have the right to delay the filing of a registration statement on Form S-3 for up to 90 days.

   In addition, the holders of registrable securities have piggyback registration rights. If we propose to register any common stock under the Securities Act, other than under the Form S-3 registration rights noted above or an employee benefit plan, the holders of the registrable securities may require us to include all or a portion of their securities in such registration. However, the underwriters, if any, of that offering have the right to limit the number of registrable securities proposed to be included in that registration.

   We will bear all of the costs and expenses incurred in connection with these registrations, except that the holders of registrable securities participating in any registration would pay their own underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities.

   These registration rights terminate five years after the completion of this offering.

 Agreement with Holders of Unsecured, Convertible Subordinated Notes

   Under an agreement with us, the holders of our 1999 unsecured, convertible subordinated notes have registration rights with respect to the 793,076 shares of common stock issuable upon conversion of the notes. The holders of substantially all of the notes have signed lock-up agreements in connection with this offering. See "Shares Eligible for Future Sale--Lock-Up Agreements."

   The holders of the notes have piggyback registration rights. If, after the completion of this offering, we propose to register any common stock under the Securities Act, other than on Form S-4 (or any successor form) or under an employee benefit plan, the holders of the notes may require us to include all or a portion of their securities in such registration. However, the underwriters, if any, of that offering have the right to limit the number of registrable securities proposed to be included in that registration.

   We will bear all of the costs and expenses incurred in connection with these registrations, except that the holders of the notes participating in any registration would pay their own underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities.

   These registration rights terminate two years after the completion of this offering.

 NBC Agreement

   Under our stock purchase and advertising agreement with National Broadcasting Company, Inc., NBC has registration rights with respect to its 686,766 shares of our common stock. NBC has signed a lock-up agreement in connection with this offering. See "Shares Eligible for Future Sale--Lock-Up Agreements."

   At any time beginning six months after this offering, NBC may request that we register at least 50% of its shares of our common stock or any lesser percentage of its shares if the aggregate public offering price is greater than $5,000,000. We are only obligated to effect one of these demand registrations and we have the right to delay the filing of a registration statement for up to 90 days.

   In addition, NBC has piggyback registration rights with respect to its shares of our common stock. If, after the completion of this offering, we propose to register any common stock under the Securities Act, other than in a Rule 145 transaction or under an employee benefit plan, NBC may require us to include all or a portion of its shares of our common stock in such registration. However, the underwriters, if any, of that offering have the right to limit the number of NBC shares proposed to be included in that registration.

   We will bear all of the costs and expenses incurred in connection with these registrations except that NBC would pay its own underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of its securities.

   These registration rights terminate three years after the completion of this offering.

 Agreement with Holders of Series A Convertible Preferred Stock

   Under an agreement with us, the holders of our Series A convertible preferred stock have piggyback registration rights with respect to the shares of common stock issuable upon conversion of the Series A convertible preferred stock. If, after the completion of this offering, we propose to register any common stock under the Securities Act, other than on Form S-4 (or any successor form) or under an employee benefit plan, the holders of the Series A convertible preferred stock may require us to include all or a portion of their securities in such registration. However, the underwriters, if any, of that offering have the right to limit the number of registrable securities proposed to be included in that registration. The holders of substantially all of the Series A convertible preferred stock have signed lock-up agreements in connection with this offering. See "Shares Eligible for Future Sale--Lock-Up Agreements."

   We will bear all of the costs and expenses incurred in connection with these registrations, except that the holders of the Series A convertible preferred stock participating in any registration would pay their own underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities.

   These registration rights terminate two years after the completion of this offering.

Anti-Takeover Effects of Certain Provisions of Michigan Law and Our Articles of
 Incorporation and Bylaws

 Michigan Anti-Takeover Statutes

   Chapters 7A and 7B of the MBCA may affect attempts to acquire control of CoolSavings. In general, unless the corporation's charter specifies otherwise, under Chapter 7A, "business combinations" between a covered Michigan corporation or its subsidiaries and an "interested shareholder" can be consummated only if approved by at least 90% of the votes of each class of shares entitled to vote and by at least two-thirds of the voting shares held by disinterested shareholders. The MBCA defines a "business combination" to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations. An "interested shareholder" is defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares. The MBCA provides an exemption to this supermajority voting requirement if five years have elapsed after the person involved became an "interested shareholder" and if certain price and other conditions are satisfied. Our articles of incorporation include a provision expressly "opting out" of Chapter 7A. Our board of directors may "opt in" to Chapter 7A at any time by action of a majority of the directors then in office.

   In general, under Chapter 7B of the MBCA, an entity that acquires "control shares" of a covered corporation may vote the control shares in favor of or against any matter only if a majority of all shares, and of all non-"interested shares," of each class of shares entitled to vote as a class approve the voting rights of that acquirer of "control shares." The MBCA defines "interested shares" as shares owned by officers or employee-directors of the corporation, or of the entity making the control share acquisition. "Control shares" are defined as shares that, when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of three thresholds: one-fifth, one-third and a majority. The effect of this statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. Our board of directors may amend the bylaws before a control share acquisition occurs to provide that Chapter 7B does not apply to CoolSavings.

   In addition, some provisions of our restated articles of incorporation and restated bylaws which will take effect upon the consummation of this offering may have an anti-takeover effect. They may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

 Advance Notice Requirements for Stockholder Proposals and Director Nominations

   Our restated bylaws will provide that stockholders must provide timely written notice before bringing business before an annual meeting of stockholders or nominating candidates for election as directors. Our restated bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may prevent stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

 Filling Vacancies

   Our restated bylaws will authorize the board of directors to fill vacant directorships or increase the size of the board of directors, which may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors.

 Supermajority Voting Provisions

   Our restated articles of incorporation will require the affirmative vote of the holders of at least two-thirds of our outstanding voting stock for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with, our restated articles of incorporation or bylaws, unless the alteration, amendment or repeal is recommended by the board of directors. In that case, the affirmative vote of the holders of a majority of the voting stock of CoolSavings is required.

 Stockholder Action; Special Meeting of Stockholders

   Our restated articles of incorporation will provide that stockholders may not take action by written consent. Our restated bylaws will further provide that special meetings of stockholders may be called only by the Chairman of the board of directors, the Chief Executive Officer, a majority of the board of directors or the holders of at least a majority of the shares entitled to vote in the election of directors.

 Authorized but Unissued Shares

   The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. This could make it more difficult or discourage an attempt to obtain control of CoolSavings by means of a proxy contest, tender offer, merger or otherwise.

 Limitation of Liability and Indemnification Matters

   Our restated articles of incorporation and our restated bylaws will provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

Nasdaq Symbol

   Our common stock has been approved for listing on the Nasdaq National Market under the symbol CSAV.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is EquiServe Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock and a significant public market for our common stock may not develop or be sustained after this offering.

   If our stockholders sell substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future and at a time and price that we deem appropriate.

   Upon completion of this offering, we will have outstanding an aggregate of 38,678,021 shares of common stock. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. This leaves 35,378,021 shares eligible for sale into the public market as follows:

        Number of Shares   Date
        ----------------   ----
           323,035         Immediately after the date of this prospectus

           120,120         At various times after the date of this prospectus and prior to
                            180 days after the effective date of the registration statement containing this prospectus

        32,065,353         180 days after the effective date of the registration statement containing this prospectus (subject in some cases to volume limitations)

         2,869,513         At various times after 180 days following the effective date of the registration statement containing this prospectus

Lock-Up Agreements

   All of our executive officers and directors and the holders of approximately 99% of our common stock have agreed, for a period of 180 days from the effective date of the registration statement containing this prospectus, without the prior written consent of Chase Securities Inc., not to sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our common stock, with the exception of specific family and estate planning transfers. The only stockholders that are not subject to these lock-up restrictions are those stockholders (holding less than 1% of our common stock in the aggregate) that refused to sign the lock-up agreement. Chase Securities Inc. may remove these lock-up restrictions prior to the expiration of the lock-up period without prior public notice.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of our common stock then outstanding, which will equal approximately 386,780 shares immediately after this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about CoolSavings.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the completion of this offering.

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

   After this offering, the holders of 33,638,867 shares of our common stock, or their transferees, will be entitled to registration rights under the Securities Act. Please see "Description of Capital Stock--Registration Rights." After registration, these shares will generally be freely tradable without restriction under the Securities Act. These sales could cause the trading price of our common stock to decline, perhaps substantially.

Stock Options

   As of March 31, 2000, options to purchase 4,670,587 shares of our common stock were issued and outstanding. Within 12 months after this offering, we intend to file a registration statement under the Securities Act covering 8,603,529 shares of our common stock subject to outstanding options or reserved for issuance under our 1997 Stock Option Plan and 1999 Non-Employee Director Stock Option Plan. Shares of our common stock registered under that registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after any applicable 180-day lock-up agreements expire or are terminated.

                                  UNDERWRITING

   We have entered into an underwriting agreement with the underwriters named below. Chase Securities Inc., Lehman Brothers Inc. and Thomas Weisel Partners LLC are acting as representatives of the underwriters. Chase H&Q is the business name Chase Securities Inc. uses to describe its equity underwriting business. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

                                                                       Number of
     Underwriters                                                       Shares
     ------------                                                      ---------
     Chase Securities Inc............................................. 1,155,000
     Lehman Brothers Inc. ............................................   577,500
     Thomas Weisel Partners LLC.......................................   577,500
     FleetBoston Robertson Stephens Inc...............................    90,000
     CIBC World Markets Corp..........................................    90,000
     Donaldson, Lufkin & Jenrette Securities Corporation..............    90,000
     First Union Securities, Inc......................................    90,000
     Lazard Freres & Co. LLC..........................................    90,000
     Salomon Smith Barney Inc.........................................    90,000
     SG Cowen Securities Corporation..................................    90,000
     William Blair & Company, L.L.C...................................    45,000
     Burnham Securities Inc...........................................    45,000
     Chatsworth Securities LLC........................................    45,000
     Dain Rauscher Wessels............................................    45,000
     E*OFFERING Corp..................................................    45,000
     Pacific Crest Securities.........................................    45,000
     Raymond James & Associates, Inc..................................    45,000
     Stephens Inc.....................................................    45,000
                                                                       ---------
       Total.......................................................... 3,300,000
                                                                       =========

   The underwriting agreement provides that the obligations of the underwriters are subject to specified conditions, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all the shares of common stock offered by us, other than those shares covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters propose to offer the shares directly to the public at the initial public offering price shown on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.27 per share. The underwriters may allow, and those dealers may re-allow, a concession not in excess of $0.10 per share to other dealers. After the initial offering of shares, the underwriters may change the public offering price and other selling terms. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered hereby.

   We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 495,000 additional shares of common stock at the initial public offering price, less the underwriting discounts shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of those additional shares which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered by us. We will be obligated pursuant to this option to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock offered by us.

   The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

   The following table provides information regarding the amount of the discount to be paid to the underwriters by us in connection with this offering. The underwriting discount was determined through negotiations with the underwriters, and equals the public offering price per share of common stock, less the amount paid by the underwriters to us per share of common stock. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                                Paid to the
                                                               Underwriters
                                                           ---------------------
                                                               No        Full
                                                            Exercise   Exercise
                                                           ---------- ----------
     Per share............................................ $     0.49 $     0.49
     Total................................................ $1,617,000 $1,859,550

   We will pay the offering expenses, estimated to be $1.1 million, excluding the underwriting discount.

   We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

   We, our executive officers and directors and the holders of substantially all of our common stock have agreed for a period of 180 days from the effective date of the registration statement containing this prospectus, without the prior written consent of Chase Securities Inc., not to sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our common stock, with certain exceptions, including specific family and estate planning transfers. In addition, during this period, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and the holders of substantially all of our common stock have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or other securities issued by us, without the prior written consent of Chase Securities Inc., other than this offering.

   The underwriters, at our request, have reserved for sale at the initial public offering price up to 210,000 shares of common stock to be sold in this offering for sale to our employees, directors and parties related to them, and to service providers and other third parties with whom we have business relationships. These reserved shares will be sold at the public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased by these persons. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

   Prior to this offering, there has been no public market for our common stock. The initial public offering price for the common stock in this offering was determined by negotiation between us and the representatives of the underwriters. The factors considered in determining the initial public offering price included prevailing market conditions, the history of and the prospects for the industry in which we compete, an assessment of our management, our prospects, our capital structure, our results of operations in recent periods and other factors deemed relevant.

   Some of the persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in a syndicate covering transaction. Stabilizing transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Stabilizing transactions, if commenced, may be discontinued at any time.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 167 filed public offerings of equity securities, of which 114 have been completed, and has acted as a syndicate member in an additional 94 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

   In December 1999, Hambrecht & Quist California (the predecessor in interest to Chase Securities Inc.) purchased 15.000 shares of our Series A convertible preferred stock, which will automatically convert into 19,262 shares of common stock upon completion of this offering, the H&Q Employee Venture Fund 2000, L.P. purchased 6.000 shares of our Series A convertible preferred stock, which will automatically convert into 7,704 shares of common stock upon completion of this offering, and Access Technology Partners Brokers Fund, L.P., purchased
1.000 share of our Series A convertible preferred stock, which will automatically convert into 1,284 shares of common stock upon completion of this offering, for an aggregate purchase price of $200,213.86, or $9,100.63 per share. The foregoing shares have been deemed to be underwriting compensation by the NASD. As a result, the holders of these shares have agreed for a period of one year from the date of this prospectus not to sell, transfer, assign, pledge or hypothecate these shares.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of common stock offered hereby will be passed upon for CoolSavings by Jaffe, Raitt, Heuer & Weiss, Professional Corporation, Detroit, Michigan. Pillsbury Madison & Sutro LLP, San Francisco, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus. Shareholders of Jaffe, Raitt, Heuer & Weiss, Professional Corporation beneficially own 961,897 shares of our common stock in the aggregate. Assuming that the fair market value of a share of our common stock is $7.00, these shares have a fair market value of approximately $6.7 million.

   The statements in this prospectus relating to patents, patent licenses, trademarks and service marks and related litigation under "Table of Contents" and under the captions "Risk Factors--Intellectual property litigation against us can be costly and could result in the loss of significant rights," "Risk Factors--Protecting our patents, trademarks and proprietary rights may be costly and may distract our management" and "Business--Intellectual Property" and the statements in this prospectus relating to intellectual property and related litigation under the caption "Business--Legal Proceedings" have been reviewed and approved by Niro, Scavone, Haller & Niro, Chicago, Illinois, our intellectual property counsel, and are included in this prospectus in reliance upon that review and approval. Shareholders of Niro, Scavone, Haller & Niro beneficially own 234,600 shares of our common stock in the aggregate. Assuming that the fair market value of a share of our common stock is $7.00, these shares have a fair market value of approximately $1.6 million.

                                    EXPERTS

   The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus, which constitutes a part of that registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to CoolSavings and the common stock offered hereby, please refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete; reference is made in each case to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified in all respects by reference to the exhibit. You may read and copy any document we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available at the Commission's web site at http://www.sec.gov.

   After this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, we will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference room and the web site of the Commission referred to above.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Financial Statements:

  Balance Sheets........................................................... F-3

  Statements of Operations................................................. F-4

  Statements of Stockholders' (Deficit) Equity............................. F-5

  Statements of Cash Flows................................................. F-6

  Notes to Financial Statements............................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of coolsavings.com inc.:

   In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of coolsavings.com inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 18, 2000, except as to Note 10 which is as of April 7, 2000

                              COOLSAVINGS.COM INC.

                                 Balance Sheets

                                December 31,                        Pro Forma
                          -------------------------   March 31,     March 31,
                             1998          1999          2000          2000
                          -----------  ------------  ------------  ------------
                                                     (unaudited)   (unaudited)
                                                                    (Note 1r)
         ASSETS
Current assets:
Cash and cash
 equivalents............  $ 4,895,139  $ 17,488,788  $  9,543,088  $  9,543,088
Restricted cash.........       67,352        95,352        98,494        98,494
Accounts receivable, net
 of allowance of $13,500
 and $118,154 and
 $158,317 at
 December 31, 1998 and
 1999 and March 31,
 2000...................      281,800     4,381,463     5,593,406     5,593,406
Prepaid advertising.....          --      2,787,327     3,213,062     3,213,062
Prepaid assets..........       74,311       290,103       327,489       327,489
Other assets............       10,940       498,137     1,104,278     1,104,278
                          -----------  ------------  ------------  ------------
    Total current
     assets.............    5,329,542    25,541,170    19,879,817    19,879,817
                          -----------  ------------  ------------  ------------
Property and equipment:
Office furniture and
 equipment..............      298,280       453,725       810,994       810,994
Computer equipment......      698,684     2,709,057     3,857,099     3,857,099
Leasehold improvements..      282,805       332,002       348,676       348,676
Capitalized software....       45,901     1,489,913     1,489,913     1,489,913
                          -----------  ------------  ------------  ------------
                            1,325,670     4,984,697     6,506,682     6,506,682
Less accumulated
 depreciation and
 amortization...........     (284,568)     (935,862)   (1,264,950)   (1,264,950)
                          -----------  ------------  ------------  ------------
                            1,041,102     4,048,835     5,241,732     5,241,732
                          -----------  ------------  ------------  ------------
Total assets............  $ 6,370,644  $ 29,590,005  $ 25,121,549  $ 25,121,549
                          ===========  ============  ============  ============

      LIABILITIES
Current liabilities:
Accounts payable:
  Trade.................  $   729,573  $  2,319,897  $  3,050,332    $3,050,332
  Related parties.......        4,051        24,944       316,241       316,241
Accrued liabilities.....      522,366     1,832,874     3,842,713     3,842,713
Deferred revenue........      221,312       417,974       505,897       505,897
Current maturities of
 long-term debt.........       64,098       246,601       260,917       260,917
Convertible subordinated
 notes payable,
 including $3,561,569
 due related parties....          --      4,996,369     4,996,369           --
                          -----------  ------------  ------------  ------------
    Total current
     liabilities........    1,541,400     9,838,659    12,972,469     7,976,100
                          -----------  ------------  ------------  ------------
Long-term debt, less
 current maturities.....      235,574       631,831       564,171       564,171
                          -----------  ------------  ------------  ------------
Commitments and
 contingencies (Note
 5).....................

  STOCKHOLDERS' EQUITY
Series A convertible
 preferred stock, no par
 value, 5,000 shares
 authorized, 2,197.650
 shares issued and
 outstanding at December
 31, 1999 and March 31,
 2000 (actual) and zero
 shares and outstanding
 at March 31, 2000 (pro
 forma) (Liquidation
 preference of $9,100.63
 per share).............          --            --      4,966,932           --
Common stock, no par
 value, 69,000,000
 shares authorized,
 24,614,899, 31,715,449
 and 31,762,812 shares
 issued and outstanding
 at December 31, 1998,
 1999 and March 31, 2000
 (actual) and 35,378,021
 shares issued and
 outstanding at March
 31, 2000 (pro forma)...   13,500,865    27,844,658    27,947,658    52,811,750
Additional paid-in
 capital................   (4,663,650)   15,204,073    10,237,141    (4,108,498)
Accumulated deficit.....   (4,243,545)  (21,111,924)  (28,749,530)  (29,304,682)
Notes receivable from
 related parties........          --     (2,817,292)   (2,817,292)   (2,817,292)
                          -----------  ------------  ------------  ------------
Total stockholders'
 equity.................    4,593,670    19,119,515    11,584,909    16,581,278
                          -----------  ------------  ------------  ------------
Total liabilities and
 stockholders' equity...  $ 6,370,644  $ 29,590,005  $ 25,121,549  $ 25,121,549
                          ===========  ============  ============  ============

    The accompanying notes are an integral part of the financial statements.

                              COOLSAVINGS.COM INC.

                            Statements of Operations

                                                                       Three Months
                               Year Ended December 31,               Ended March 31,
                         --------------------------------------  -------------------------
                            1997         1998          1999         1999          2000
                         -----------  -----------  ------------  -----------  ------------
                                                                       (unaudited)
Net revenues............ $   109,510  $ 1,142,819  $ 12,915,732  $   889,805  $  8,085,881
Cost of revenues........     147,144      427,769     1,817,444      255,763     1,068,631
                         -----------  -----------  ------------  -----------  ------------
Gross profit (loss).....     (37,634)     715,050    11,098,288      634,042     7,017,250
Operating expenses:
  Sales and marketing...   1,201,564    2,494,395    17,837,722    1,324,561    10,265,240
  Product development...     719,547    1,217,101     4,503,223      998,494     1,604,585
  General and
   administrative.......     766,313    2,349,725     5,890,193    1,005,242     2,859,775
                         -----------  -----------  ------------  -----------  ------------
Total operating
 expenses...............   2,687,424    6,061,221    28,231,138    3,328,297    14,729,600
                         -----------  -----------  ------------  -----------  ------------
Loss from operations....  (2,725,058)  (5,346,171)  (17,132,850)  (2,694,255)   (7,712,350)
Other income (expense):
  Interest and other
   income...............       8,911       88,322       492,971       75,970       218,396
  Interest expense......     (11,170)     (48,517)     (228,500)      (5,687)     (143,652)
  Amortization of debt
   discount.............      (4,204)    (434,894)          --            -             -
                         -----------  -----------  ------------  -----------  ------------
Loss before income
 taxes..................  (2,731,521)  (5,741,260)  (16,868,379)  (2,623,972)   (7,637,606)
Income taxes............         --           --            --           --            --
                         -----------  -----------  ------------  -----------  ------------
Net loss................  (2,731,521)  (5,741,260)  (16,868,379)  (2,623,972)   (7,637,606)
Deemed dividend
 representing the
 beneficial conversion
 feature of preferred
 stock..................         --           --            --           --     (4,966,932)
                         -----------  -----------  ------------  -----------  ------------
Loss applicable to
 common stockholders.... $(2,731,521) $(5,741,260) $(16,868,379) $(2,623,972) $(12,604,538)
                         ===========  ===========  ============  ===========  ============
Basic and diluted net
 loss per share......... $     (0.15) $     (0.27) $      (0.57) $     (0.10) $      (0.40)
                         ===========  ===========  ============  ===========  ============
Weighted average shares
 used in calculation of
 basic and diluted net
 loss per share.........  18,266,572   21,547,177    29,804,681   25,249,484    31,729,705
                         ===========  ===========  ============  ===========  ============
Pro forma basic and
 diluted net loss per
 share (unaudited)......                           $      (1.24)              $      (0.79)
                                                   ============               ============
Weighted average shares
 used in calculation of
 pro forma basic and
 diluted net loss per
 share (unaudited)......                             30,058,750                 35,340,788
                                                   ============               ============


    The accompanying notes are an integral part of the financial statements.

                              COOLSAVINGS.COM INC.

                  Statements of Stockholders' (Deficit) Equity

                  Years Ended December 31, 1997, 1998 and 1999
             and the Three Months Ended March 31, 2000 (unaudited)

                                                                                                    Notes
                                                                                                 Receivable       Total
                           Preferred Stock         Common Stock       Additional                    From      Stockholders'
                         -------------------- -----------------------   Paid-In    Accumulated     Related       Equity
                          Shares     Amount     Shares      Amount      Capital       Losses       Parties      (Deficit)
                         --------- ---------- ----------  ----------- -----------  ------------  -----------  -------------
Balances, December 31,
 1996..................        --  $      --  16,074,792  $   885,999 $       --   $   (889,825) $       --   $     (3,826)
Issuance of common
 stock.................                        3,444,124    1,897,366                                            1,897,366
Issuance of warrants...                                                    62,730                                   62,730
Net loss...............                                                              (2,731,521)                (2,731,521)
                         --------- ---------- ----------  ----------- -----------  ------------  -----------  ------------
Balances, December 31,
 1997..................        --         --  19,518,916    2,783,365      62,730    (3,621,346)         --       (775,251)
Issue of common stock..                        5,095,983   10,717,500                                           10,717,500
Issuance of warrants...                                                   376,369                                  376,369
Stock option
 compensation..........                                                    16,312                                   16,312
Conversion from S-Corp
 to C-Corp.............                                                (5,119,061)    5,119,061                        --
Net loss...............                                                              (5,741,260)                (5,741,260)
                         --------- ---------- ----------  ----------- -----------  ------------  -----------  ------------
Balances, December 31,
 1998..................        --         --  24,614,899   13,500,865  (4,663,650)   (4,243,545)         --      4,593,670
Issuance of preferred
 stock, net of issuance
 costs.................  2,197.650                                     19,867,723                               19,867,723
Issuance of common
 stock.................                        4,906,594    8,500,000                                            8,500,000
Exercise of options and
 warrants..............                        1,507,190    2,843,793                             (2,817,292)       26,501
Issuance of common
 stock for
 advertising...........                          686,766    3,000,000                                            3,000,000
Net loss...............                                                             (16,868,379)               (16,868,379)
                         --------- ---------- ----------  ----------- -----------  ------------  -----------  ------------
Balances, December 31,
 1999..................  2,197.650        --  31,715,449   27,844,658  15,204,073   (21,111,924)  (2,817,292)   19,119,515
For the three month
 period ended March 31,
 2000 (unaudited):
Exercise of options....                           47,380      103,000                                              103,000
Redemption of
 fractional shares.....                              (17)                                                               --
Deemed dividend
 representing the
 beneficial conversion
 feature of preferred
 stock.................             4,966,932                          (4,966,932)                                      --
Net loss...............                                                              (7,637,606)                (7,637,606)
                         --------- ---------- ----------  ----------- -----------  ------------  -----------  ------------
Balances, March 31,
 2000..................  2,197.650 $4,966,932 31,762,812  $27,947,658 $10,237,141  $(28,749,530) $(2,817,292) $ 11,584,909
                         ========= ========== ==========  =========== ===========  ============  ===========  ============


    The accompanying notes are an integral part of the financial statements.

                              COOLSAVINGS.COM INC.

                            Statements of Cash Flows

                                                                       Three Months
                                                                           Ended
                                Year Ended December 31,                  March 31,
                          --------------------------------------  ------------------------
                             1997         1998          1999         1999         2000
                          -----------  -----------  ------------  -----------  -----------
                                                                        (unaudited)
Cash flows used in
 operating activities:
Net loss................  $(2,731,521) $(5,741,260) $(16,868,379) $(2,623,972) $(7,637,606)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
  Depreciation and
   amortization.........       44,995      236,557       651,294      101,772      329,088
  Amortization of debt
   discount.............        4,204      434,894           --           --           --
  Stock option
   compensation.........          --        16,312           --           --           --
  Provision for doubtful
   accounts.............          --        13,500       104,654       10,982       77,774
Changes in assets and
 liabilities:
  Increase in restricted
   cash.................          --       (67,352)      (28,000)         --        (3,142)
  Increase in accounts
   receivable...........      (71,997)    (223,303)   (4,204,317)    (326,407)  (1,289,717)
  Increase in prepaid
   and other current
   assets...............      (21,877)     (59,656)     (135,693)     (65,245)  (1,069,262)
  Increase in accounts
   payable..............      520,693       45,523     1,611,217      762,644    1,021,732
  Increase in deferred
   revenue..............          --       221,312       196,662       89,421       87,923
  Increase (decrease) in
   accrued and other
   liabilities..........     (100,972)     323,338     1,310,508       13,266    2,009,839
                          -----------  -----------  ------------  -----------  -----------
Net cash used in
 operating activities...   (2,356,475)  (4,800,135)  (17,362,054)  (2,037,539)  (6,473,371)
                          -----------  -----------  ------------  -----------  -----------
Cash flows used in
 investing activities:
Purchases of property
 and equipment..........     (224,835)  (1,040,575)   (2,215,015)    (387,567)  (1,521,985)
Capitalized software
 costs..................          --       (45,901)   (1,444,012)    (224,999)         --
                          -----------  -----------  ------------  -----------  -----------
Net cash used in
 investing activities...     (224,835)  (1,086,476)   (3,659,027)    (612,566)  (1,521,985)
                          -----------  -----------  ------------  -----------  -----------
Cash flows from
 financing activities:
Proceeds from short-term
 debt...................      150,000      900,000           --           --           --
Repayment of short-term
 debt...................          --    (1,050,000)          --           --       (53,344)
Advances on notes
 payable................      149,812      149,861       578,760      173,608          --
Proceeds from exercise
 of stock options.......          --           --         26,500          --       103,000
Proceeds from
 convertible notes
 payable ...............          --           --      4,996,369          --           --
Proceeds from issuance
 of preferred stock ....          --           --     20,000,000          --           --
Proceeds from issuance
 of common stock........    1,897,366   10,717,500     8,500,000    5,000,000          --
Cash paid for issuance
 costs..................          --           --       (486,899)         --           --
                          -----------  -----------  ------------  -----------  -----------
Net cash provided by
 financing activities...    2,197,178   10,717,361    33,614,730    5,173,608       49,656
                          -----------  -----------  ------------  -----------  -----------
Net increase (decrease)
 in cash................     (384,132)   4,830,750    12,593,649    2,523,503   (7,945,700)
Cash and cash
 equivalents, beginning
 of period..............      448,521       64,389     4,895,139    4,895,139   17,488,788
                          -----------  -----------  ------------  -----------  -----------
Cash and cash
 equivalents, end of
 period.................  $    64,389  $ 4,895,139  $ 17,488,788  $ 7,418,642  $ 9,543,088
                          ===========  ===========  ============  ===========  ===========
Supplemental schedule of
 cash flow information,
 interest paid..........  $    11,170  $    48,517  $    225,819  $     4,524  $    16,748
Non-cash financing
 activity:
  Accretion of
   convertible preferred
   stock................          --           --            --           --   $ 4,966,932
  Issuance of common
   stock in exchange for
   stockholder notes
   upon exercise of
   stock options and
   warrants.............          --           --   $  2,817,292  $ 2,062,766          --
  Issuance of common
   stock for
   advertising..........          --           --   $  3,000,000          --           --

    The accompanying notes are an integral part of the financial statements.

                              COOLSAVINGS.COM INC.
                         NOTES TO FINANCIAL STATEMENTS
  (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)

  1. Summary of Significant Accounting Policies:

  a. The Company: coolsavings.com inc. (the "Company") provides a comprehensive set of e-marketing services used by online and offline advertisers to build one-to-one customer relationships. Under its established brand, advertisers can deliver, target and track a wide array of incentives, including printed and electronic coupons, personalized e-mails, rebates, samples, sales notices, gift certificates, contests, and banner advertisements to promote products or services in any online or offline environment.

    In November 1998, the Company changed its corporate name from Interactive Coupon Marketing Group, Inc. to coolsavings.com inc.

    The Company has sustained significant net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations or raise additional financing through public or private equity financing, bank financing, or other sources of capital. During 1999, the Company raised approximately $20.0 million from the sale of preferred stock, $5.0 million from the sale of convertible notes and $8.5 million from the sale of common stock. In January 2000, the Company obtained a $6.5 million line of credit. Management believes current working capital and other funding sources are sufficient to continue operations through 2000.

  b. Unaudited Interim Results: The accompanying interim financial statements as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 and the related notes have not been audited. However, they have been prepared in conformity with the accounting principles stated in the audited financial statements for the three years in the period ended December 31, 1999 and include all adjustments, which were of a normal and recurring nature, which in the opinion of management, are necessary to present fairly the financial position of the Company and results of operations and cash flows for the periods presented. The operating results for the interim periods are not necessarily indicative of results expected for the full years.

  c. Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of deposits in money market funds and certificates of deposit.

  d. Concentration of Credit Risk: Financial instruments that potentially subject the Company to a concentration of credit risk consists of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. The Company's accounts receivable are derived from revenue earned from customers located primarily in the U.S. and are denominated in the U.S. dollars. During each of the periods presented, no one customer accounted for more than 10% of net accounts receivable. During 1997, the Company had three customers that each accounted for approximately 22% of total net revenues. For the three months ended March 31, 2000, two customers accounted for approximately 10.9% and 10.2% of total net revenues, respectively. No other customer accounted for 10% or more of net revenues for any other period presented.

  e. Fair Value of Financial Instruments: The Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. The carrying value for all long-term debt outstanding at the end of all periods presented approximates fair value.

  f. Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization are computed using primarily the straight-line method over the estimated useful lives of the assets. Useful lives are 3 to 5 years for computer equipment and 5 to 7 years for furniture and fixtures. Leasehold improvements are amortized over the term or the estimated useful life, whichever is shorter. Upon sale or retirement of property and equipment, the cost and

                             COOLSAVINGS.COM INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
 (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)

     related accumulated depreciation or amortization are eliminated from the respective accounts, and the resulting gain or loss is included in the determination of net income. Maintenance and repair costs are expensed as incurred.

  g. Long-Lived Assets: The Company assesses the recoverability of long-lived assets at the entity level, whenever adverse events or changes in circumstances or business climate indicate that an impairment may have occurred. If the future cash flows (undiscounted and without interest) expected to result from the use of the related assets are less than the carrying value of such assets, an impairment has been incurred and a loss is recognized to reduce the carrying value of the long-lived assets to fair value, which is determined by discounting estimated future cash flows. The Company has not recognized an impairment loss in any of the periods presented.

  h. Revenue Recognition: Revenue subject to time-based contracts is recognized ratably over the duration of the contract. Deferred revenue represents the portion of revenue that has not been recognized related to time based contracts. For contracts based on certain performance or delivery criteria, revenue is recognized in the month performance is delivered to the customer.

  i. Advertising: Advertising costs are expensed as incurred. Advertising expense was $815,950, $1,426,452 and $14,136,270 during the years ended December 31, 1997, 1998 and 1999, respectively, and $773,393 and $8,369,946 during the three months ended March 31, 1999 and 2000, respectively.

  j. Income Taxes: Until June 1, 1998, the Company had elected, under Section 1362(a) of the Internal Revenue Code, to be treated as an S-corporation for income tax purposes. As such, the Company was not liable for federal income taxes and any taxable income of the Company was included in the tax returns of the Company's stockholders. Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

  k. Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  l. Capitalized Software Costs: The Company accounts for software development costs in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" which requires capitalization of certain costs including the cost of outside consultants. These costs are amortized using the straight-line method over three years, beginning when individual modules are placed into service. The Company recognized $111,659 in amortization expense for the year ended December 31, 1999 and $124,159 for the three months ended March 31, 2000. The Company typically does not capitalize internal costs as it is not reasonably cost-effective for the Company to separate these internal costs between maintenance and relatively minor upgrades and enhancements.

                              COOLSAVINGS.COM INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
  (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)


  m. Stock-Based Compensation: Financial Accounting Standards Board ("FASB") Statement of Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, companies to record compensation cost for stock-based compensation at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of a share of the Company's stock at the date of the grant over the amount that must be paid to acquire the stock. Total compensation expense recognized in connection with nonemployee stock option grants was $16,312 during the year ended December 31, 1998. Due to the vesting terms of non-employee options, no future compensation expense will be recognized in connection with these grants. No compensation expense has been recognized in connection with stock option grants during any other period presented. See Note 7d for the required pro forma net income and earnings per share disclosures required by SFAS Statement No. 123.

  n. Basic and Diluted Net Loss Per Share: The Company computes net loss per share in accordance with the provisions of SFAS 128 "Earnings per Share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic and diluted net loss per share applicable to common stockholders is computed by dividing the net loss applicable to common stockholders for the period by the weighted average number of common shares outstanding for the period. The calculation of diluted net loss per share excludes shares of common stock issuable upon the conversion of unsecured convertible subordinated notes (see Note 4b), exercise of employee stock options and warrants (see Note 7d), and the conversion of preferred stock (see Note 7a) as the effect of such exercises would be antidilutive. Refer to Note 8-- Earnings Per Share for the reconciliation of the numerator and denominator of the basic and diluted EPS calculation. Basic and diluted net loss per share have been restated to reflect the stock split (see
     Note 10).

  o. Comprehensive Earnings: The Company reports comprehensive earnings in accordance with SFAS Statement No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive earnings and its components in general-purpose financial statements. There were no components of other comprehensive income during any of the periods presented.

  p. Segment Information: SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires that management identify operating segments based on the way that management desegregates the entity for making internal operating decisions. The Company currently operates under the definition of one segment. Therefore, SFAS No. 131 is not applicable to the Company.

  q. Recent Pronouncements: In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. The statement as amended is effective for fiscal years beginning after June 15, 2000. As the Company does not have any derivative instruments or hedging activities, SFAS No. 133 is not expected to have a material effect on its financial results.

    In May 2000, the Emerging Issues Task Force ("EITF") released Issue No. 00-2, "Accounting for Web Site Development Costs". EITF Issue No. 00-2 establishes standards for determining the

                              COOLSAVINGS.COM INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
  (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)

    capitalization or expensing of incurred costs relating to the development of Internet web sites based upon the respective stage of development. The Issue is effective for fiscal quarters beginning after June 30, 2000 (including costs incurred for projects in process at the beginning of the quarter of adoption). The Company is currently evaluating the effect of EITF No. 00-2 on its financial results.

    In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", which provides additional guidance in applying generally accepted accounting principles for revenue recognition. The Company believes its revenue recognition policy is in compliance with SAB No. 101.

  r. Pro Forma Information: The pro forma balance sheet as of March 31, 2000 presents the estimated effects of certain transactions that will occur simultaneously with the closing of the initial public offering, including (i) the conversion of Series A convertible preferred stock into common stock giving effect to the accretion of the full value of the beneficial conversion feature as described in Note 7a, and (ii) the conversion of all convertible subordinated notes payable and accrued interest into common stock. The pro forma loss per common share for the year ended December 31, 1999 and the three months ended March 31, 2000 reflects the effects of a deemed dividend of $19,868,000 representing the beneficial conversion feature of the Series A convertible preferred stock and a beneficial conversion feature of $550,000 relating to the conversion of the convertible subordinated notes. The shares used to compute pro forma loss per common share at December 31, 1999 and March 31, 2000 were calculated by adding to the historical weighted average common shares outstanding the number of shares which will be issued upon the conversion of the convertible subordinated notes and the Series A convertible preferred stock using the if converted method from the respective dates of issuance.

  s. Web Site Development Costs: The Company currently accounts for web site development costs under the guidance of SOP 98-1. Effective July 1, 2000, the Company will apply the standards of EITF No. 00-2 (see Note
     1q), which requires capitalization of certain web site development costs. The Company is currently evaluating the effects of EITF No. 00-2 on its financial results.

2.Related Party Transactions:

  a. Legal Services: The Company engages the services of certain attorneys who were members of the Company's Board of Directors during 1997 and 1998, and are holders of the Company's stock. Total fees for services were $71,572, $388,243 and $954,839 during the years ended December 31, 1997, 1998 and 1999, respectively, and $134,847 and $139,179 during the three months ended March 31, 1999 and 2000, respectively. These fees are included in general and administrative expenses in the Company's statements of operations. Total fees payable were $4,051 and $116,236 and $316,241 at December 31, 1998, 1999 and March 31, 2000,
     respectively.

  b. Notes Receivable: In March, April, and July 1999, shareholders provided a total of $2,817,292 notes receivable upon exercise of stock options and warrants. These notes are due in 2003, with interest at the rates ranging from 4.83% to 5.86% due annually. These notes are collateralized by the shares of common stock issued upon exercise of the related options and warrants and the makers of each note are personally liable for up to 20% of the face value of the note, plus accrued interest.

  c. Short-Term Borrowings: In December 1997, the Company entered into an unsecured Line of Credit Loan (the "Loan") with a major shareholder. Under the Loan, the Company could borrow funds as needed at a rate of prime plus 2.0% (10.5% at December 31, 1997). The Loan became due and was repaid during 1998. The total amount outstanding at December 31, 1997 was $150,000. Total amounts borrowed and repaid during 1998 were $900,000.

                              COOLSAVINGS.COM INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
  (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)


    In connection with the Loan, the lender received 115,000 and 747,500 common stock warrants during 1997 and 1998, respectively. The warrants were immediately exercisable and had a term of five years. Of the warrants, 805,000 were exercisable at $1.30 and 57,500 were exercisable at $2.17 as of December 31, 1998. During the year ended December 31, 1999, all of warrants were exercised in exchange for notes receivable (see Notes Receivable above). The proportional fair value of warrants issued during 1997 and 1998 was $62,730 and $376,368, respectively. Such value represents a discount from the fair value of the Loan and the relative fair value of the warrants has been recorded in the financial statements as stipulated by APB 14 and was amortized over the period that the Loan was outstanding.

  d. Unsecured Convertible Subordinated Notes: On May 28, 1999, the Company issued $1.5 million of unsecured convertible subordinated notes (see
     Note 4b). One note worth $65,000 is held by a member of the Board of Directors. There was no unpaid interest as of December 31, 1999. In October 1999, the Company borrowed approximately $3.5 million from a major stockholder under an unsecured convertible subordinated note (see
     Note 4b). There was no unpaid interest as of December 31, 1999. At March 31, 2000, interest totaling $126,398 was accrued on these notes.

3.Accrued Liabilities:

  Accrued liabilities consist of the following:

                                                    December 31,
                                                 ------------------- March 31,
                                                   1998      1999       2000
                                                 -------- ---------- ----------
     Accrued payroll............................ $139,952 $      --  $  231,741
     Accrued marketing expense..................   68,476  1,057,149  2,199,296
     Other......................................  313,938    775,725  1,411,676
                                                 -------- ---------- ----------
                                                 $522,366 $1,832,874 $3,842,713
                                                 ======== ========== ==========

4.Long and Short Term Debt:

  a. Bank Line of Credit: The Company has a revolving line of credit arrangement with a bank in the amount of $500,000 for the purchase of new equipment. On May 21, 1999, the maximum amount of borrowings allowed under this line was increased to $1.0 million. Borrowings under this line are collateralized by the specific equipment purchased and are repayable in 36 or 48 equal installments with interest at a rate of prime plus 1% per annum. Amounts outstanding under this line were $299,672, $878,432 and $825,089 at December 31, 1998, 1999 and March 31,
     2000, respectively. The weighted average interest rate of these borrowings was 9.3%, 9.0% and 9.0% at December 31, 1998, 1999 and March 31, 2000, respectively.


    Under this line of credit the Company is required to comply with certain financial covenants, including maintenance of a minimum tangible net worth. Additionally, the Company may not purchase or retire any outstanding shares or alter or amend its capital structure without the prior consent of the bank. The Company was not in compliance with certain nonfinancial covenants during 1999 and 2000. Waivers of the respective covenants have been received from the lender.

     The aggregate principal payments over the next five years are:

       2000........................................................... $ 246,601
       2001...........................................................   275,437
       2002...........................................................   251,380
       2003...........................................................   105,014
       2004...........................................................       --
                                                                       ---------
                                                                       $ 878,432
                                                                       =========

                              COOLSAVINGS.COM INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
  (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)


    On January 31, 2000, the Company obtained an additional $6.5 million line of credit with a bank. Borrowings under this line of credit are collateralized by trade accounts receivable and fixed assets.
    $3.5 million of the line is payable in installments at an interest rate of prime plus 1.25%. The final installment payment is due on June 30, 2003. $3.0 million of the line is a promissory note due on April 30, 2001 at an interest rate of prime plus 1%. The line of credit requires certain minimum tangible capital funds and other financial ratios to be maintained. As of March 31, 2000, the Company had no borrowings under this line of credit.

  b. Convertible Subordinated Notes Payable: On May 28, 1999, the Company entered into $1.5 million of unsecured convertible subordinated notes. These notes are repayable by the Company on June 30, 2000 with interest at a rate of 10.0% per annum. Upon the closing of an initial public offering of equity securities prior to the due date, the notes and accrued interest will automatically convert to common stock shares based on the principal (plus any accrued but unpaid interest) divided by 90% of the public offering price. In the event that an initial public offering does not occur and the notes are not repaid by the Company within 15 days of the due date, the notes will automatically convert into 343,383 shares of the Company's common stock.

    On April 9, 1999, the Company received a commitment from a major stockholder to advance the Company up to $3.5 million by December 31, 1999 at the Company's discretion. On October 18, 1999 the Company borrowed $3,496,384 under the commitment through an unsecured convertible subordinated note. Borrowings under this agreement bear interest at an annual rate of 10.0% and the principal amount of the convertible subordinated note will be due on June 30, 2000. Upon the closing of an initial public offering of equity securities prior to the due date, the notes and accrued interest will automatically convert into shares of common stock based on the principal (plus any accrued but unpaid interest) divided by 90% of the public offering price. In the event that an initial public offering does not occur and the notes are not repaid by the Company within 15 days of the due date, the notes and accrued interest will automatically convert into 800,400 shares of the Company's common stock.

    Based on the conversion ratio of the convertible subordinated notes payable in the event on an initial public offering, management has determined that the discount received by the note holders constitutes a beneficial conversion feature under the Emerging Issues Task Force ("EITF") Issue 98-5. The value of the beneficial conversion feature has been computed at $555,000 and will be recorded by the Company as additional paid in capital and interest expense upon the completion of the proposed initial public offering. In the event that an initial public offering does not occur, management has determined that a beneficial conversion feature does not exist based upon the conversion terms of the note.

5.Commitments and Contingencies:

  a. Letters of Credit: At December 31, 1998 and 1999 and March 31, 2000, the Company maintained a $70,494 letter of credit to collateralize a lease deposit on its office facility. The letter of credit expires after the termination of the lease. A certificate of deposit for this amount has been established by the Company in the event that the letter of credit is executed. At December 31, 1999 and March 31, 2000 the Company maintained a $28,000 certificate of deposit to secure a line of credit.

  b. Leases: The Company leases equipment and its office premises under operating lease agreements. Rental expense under these agreements was $78,395, $196,894 and $439,196 during 1997, 1998 and 1999, respectively.

                              COOLSAVINGS.COM INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
  (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)


    At December 31, 1999, future minimum payments under noncancelable operating leases were as follows:

    For the years ended December 31:

       2000........................................................... $ 410,406
       2001...........................................................   378,416
       2002...........................................................   167,722
       2003...........................................................       --
       2004 and thereafter............................................       --
                                                                       ---------
                                                                       $ 956,544
                                                                       =========

    On January 3, 2000, the Company signed a lease agreement for an office premise beginning May 1, 2000. The lease agreement has escalating rents over the ten-year term of the lease.

  c. Litigation: The Company is a defendant in business-related litigation. Management does not believe the outcome of such litigation will have a material adverse effect on the Company's financial position, results of operations or cash flows.

6.Income Taxes:

  Under Statement of Financial Accounting Standards ("SFAS") No. 109, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases and for tax carryforward items using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets consist of the following:

                                                    December 31,  December 31,
                                                        1998          1999
                                                    ------------  ------------
   Deferred tax assets:
     Net operating loss carryforward............... $ 1,345,000   $ 7,989,000
     Amounts to adjust from accrual method to the
      cash method of accounting used for tax
      purposes.....................................     385,000      (499,000)
     Property and equipment........................      41,000        76,000
     Other.........................................       6,000         6,000
     Valuation allowances..........................  (1,777,000)   (7,572,000)
                                                    -----------   -----------
                                                    $       --    $       --
                                                    ===========   ===========

  The difference between the amount of income tax benefit recorded and the amount of income tax benefit calculated using the U.S. federal statutory rate of 34% is due to net operating losses not being benefited. For financial reporting purposes, the entire amount of deferred tax assets related principally to the net operating loss carryforwards has been offset by a valuation allowance due to uncertainty regarding realization of the asset. Accordingly, there is no provision for income taxes for the years ended December 31, 1998 and 1999.

  The Company has net operating loss carryforwards of approximately $3,956,000 and $23,496,000 at December 31, 1998 and 1999, that expire beginning in 2018 for federal purposes.

7.Stockholders' Equity:


  a. Preferred Stock: In December 1999, the Company issued 2,197.650 shares of no par value Series A convertible preferred stock ("Convertible Preferred") at a price of $9,100.63 per share

                              COOLSAVINGS.COM INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
  (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)

     and received proceeds of $20,000,000. The Company incurred $132,000 of issuance costs. The holders of Convertible Preferred have various rights and preferences as follows:

    Voting: Each share of Convertible Preferred has the same voting rights as a share of common stock and votes together as one class with the common stock.

    Conversion: Each share of Convertible Preferred converts at the earlier of December 31, 2000 or the occurrence of any of the following Liquidity Events: an initial public offering, a change in control of the Company as a result of a merger; consolidation or reorganization; or a sale of substantially all of the assets of the Company. Each share of preferred converts into 1,150 shares of common stock, subject to adjustment.

    If the conversion is the result of a Liquidity Event, then each share will be converted into shares of common stock using a conversion ratio based upon projected market capitalization thresholds and structured so that the amount of the aggregate shares of common stock issued upon conversion would constitute between 7.407% and 10.0% of the currently issued and outstanding shares of common stock as measured on a pro forma, as converted basis.

    Such shares are not required to be registered as part of the proposed initial public offering.

    In the absence of a Liquidity Event on or before December 31, 2000, then as of January 1, 2001, each share will be converted into a number of shares of common stock using the respective conversion ratio that yields the fewest shares of common stock based on either: (a) the number of registered households on the coolsavings.com web site or (b) the total revenue of coolsavings.com for the year 2000 with the potential aggregate number of shares of common stock issued upon conversion ranging between 7.407% and 10.0% of the currently issued and outstanding shares of common stock as measured on a pro forma, as converted basis.

    The EITF Issue 98-5 requires that beneficial conversion features present in the terms of the convertible securities should be recognized and measured by allocating a portion of the proceeds equal to the value of that feature to additional paid-in capital. The value of the beneficial conversion feature related to the preferred stock offering is in excess of the $19.9 million net proceeds. Accordingly, the Company has allocated the full amount of net proceeds to the beneficial conversion feature and recorded $19.9 million as additional paid-in capital as of December 31, 1999. The beneficial conversion feature will be recognized through accretion using the interest method as a deemed dividend during 2000 unless there is a conversion resulting from a liquidity event such as the planned initial public offering. The Company has accreted a deemed dividend of $4,966,932 representing the beneficial conversion feature of the preferred stock during the three months ended March 31, 2000. The preferred stock requires mandatory conversion to common stock on December 31, 2000. Upon the occurrence of a Liquidity Event, the unamortized value of the beneficial conversion feature will be automatically accreted in full from additional paid-in capital to preferred stock as a deemed dividend. The entire value of the preferred stock will be credited to common stock upon conversion.

  b. Advertising Agreement: On May 28, 1999, the Company entered into an agreement with a major television network under which the Company purchased television advertising valued at $3.0 million in exchange for 686,766 shares of its common stock. The advertisements stipulated in the agreement are required to be aired during the twelve-month period beginning on October 1, 1999.

    In accordance with Emerging Issue Task Force Abstract No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," the Company has recorded the value of spots to be received based on the fair value of the spots, as it was more reliably measured than the fair value of the stock issued at the time that the performance commitment by the network was reached. Amounts recorded

                              COOLSAVINGS.COM INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
  (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)

    prior to the running of the advertising spots are classified on the balance sheet as deferred advertising. As the advertising spots are run, the Company recognizes advertising expense.

  c. Share Warrants: During 1998 and 1997, the Company issued 747,500 and 115,000 warrants, respectively, to a stockholder in connection with providing short-term loans to the Company. See Note 2-Related Parties, for a description of the loans and warrants.

  d. Common Stock Options: The Company has two stock-based compensation plans, the 1997 Stock Option Plan (the "Employee Plan") and the 1999 Non-Employee Director Stock Option Plan (the "Non-Employee Plan"). The Employee Plan and the Company's former 1997 Non-Employee Director Stock Option Plan were established by action of the Company's Board of Directors on December 4, 1997. In April 1999, the Company's 1997 Non-Employee Director Stock Option Plan was terminated by the Board of Directors. In July 1999, the Board of Directors approved the establishment of the Non-Employee Plan. Vesting under the Employee Plan is determined by the Board of Directors on an individual grant basis and is typically incremental vesting over a period of approximately four years. Options granted under the Non-Employee Plan become fully vested one year from the date of the grant. The term of the grants made under each plan is established by the Board of Directors and may not exceed ten years. The Company is authorized to issue options under the Employee and Non-Employee Plans for up to 20% for the Employee Plan and 2% for the Non-Employee Plan of the total number of common shares outstanding, including those reserved for issuance upon exercise of stock options and warrants.

    In addition to the above plans, the Company has granted options to a certain employee in conjunction with the execution of a Board-approved employment contract. These options are included in the disclosures that follow.

  The following information relates to stock options whose exercise price equals the fair value of the underlying stock on the date of grant:

                                             Year Ended December 31,
                             ----------------------------------------------------------
                                    1997               1998                1999
                             ------------------ ------------------- -------------------
                                       Weighted            Weighted            Weighted
                                       Average             Average             Average
                                       Exercise            Exercise            Exercise
                              Shares    Price    Shares     Price    Shares     Price
                             --------- -------- ---------  -------- ---------  --------
   Outstanding at beginning
    of period..............    324,737  $0.28   1,526,487   $1.77   1,852,627   $1.84
   Granted.................  1,201,750   2.17     343,850    2.17   2,538,050    4.76
   Exercised...............        --     --          --      --     (127,190)   4.16
   Forfeited/expired.......        --     --      (17,710)   2.17     (11,270)   2.85
                             ---------          ---------           ---------
   Outstanding at end of
    period.................  1,526,487  $1.77   1,852,627   $1.84   4,252,217   $3.51
                             =========          =========           =========
   Exercisable at end of
    period.................    402,719  $1.41     784,283   $1.58   1,175,047   $1.65
                             =========          =========           =========
   Weighted average fair
    value of options
    granted during the
    period.................             $0.68               $0.68               $1.45

                              COOLSAVINGS.COM INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
  (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)


  The following information relates to stock options whose exercise price exceeds the fair value of the underlying stock on the date of grant:

                                            Year Ended December 31,
                               ---------------------------------------------------
                                    1997             1998             1999
                               --------------- ---------------- ------------------
                                      Weighted         Weighted           Weighted
                                      Average          Average            Average
                                      Exercise         Exercise           Exercise
                               Shares  Price   Shares   Price    Shares    Price
                               ------ -------- ------- -------- --------  --------
     Outstanding at beginning
      of period..............    --    $ --        --   $ --     287,500   $2.29
     Granted.................    --      --    287,500   2.29        --      --
     Exercised...............    --      --        --     --    (287,500)   2.29
     Forfeited/expired.......    --      --        --     --         --      --
                                ----           -------          --------
     Outstanding at end of
      period.................    --    $ --    287,500  $2.29        --    $ --
                                ====           =======          ========
     Weighted average fair
      value of options
      granted during the
      period.................          $ --             $0.12              $ --

  The following information relates to stock options whose exercise price is less than the fair value of the underlying stock on the date of grant:

                                            Year Ended December 31,
                               ---------------------------------------------------
                                    1997             1998             1999
                               --------------- ---------------- ------------------
                                      Weighted         Weighted           Weighted
                                      Average          Average            Average
                                      Exercise         Exercise           Exercise
                               Shares  Price   Shares   Price    Shares    Price
                               ------ -------- ------- -------- --------  --------
     Outstanding at beginning
      of period..............    --    $ --        --   $ --     230,000   $2.10
     Granted.................    --      --    230,000   2.10        --      --
     Exercised...............    --      --        --     --    (230,000)   2.10
     Forfeited/expired.......    --      --        --     --         --      --
                                ----           -------          --------
     Outstanding at end of
      period.................    --    $ --    230,000  $2.10        --      --
                                ====           =======          ========
     Weighted average fair
      value of options
      granted during the
      period.................          $ --             $0.29              $ --

  The following table summarizes information about fixed stock options outstanding at December 31, 1999:

                                     December 31, 1999
                            ------------------------------------
                                                      Weighted
                                                      Average
                                                     Remaining
          Exercise            Options     Options   Contractual
            Price           Outstanding Exercisable Life (Years)
          --------          ----------- ----------- ------------
          $0.28............    324,737     324,737      6.80
          $2.17............  2,711,930     850,310      8.60
          $4.37............    189,750         --       9.53
          $7.91............  1,025,800         --       9.90
                             ---------   ---------
          Totals...........  4,252,217   1,175,047      8.81
                             =========   =========

                              COOLSAVINGS.COM INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
  (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)


  The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation," upon establishing the Employee Plan and the Non-Employee Plan. As permitted by SFAS 123, the Company continues to apply the accounting provisions of APB Opinion Number 25, "Accounting for Stock Issued to Employees" with regard to the measurement of compensation cost for options granted. The Company recognized $16,312 of compensation expense during 1998 in conjunction with grants made under its fixed stock option plans. Had expense been recognized using the fair value method described in SFAS 123, the Company would have reported the following results of operations using the Black-Scholes option pricing model:

                                 Year Ended December 31,
                           --------------------------------------
                              1997         1998          1999
                           -----------  -----------  ------------
          Pro forma net
           loss........... $(2,913,300) $(6,005,992) $(17,608,725)
          Pro forma net
           loss per
           diluted share.. $     (0.16) $     (0.28) $      (0.59)

  These costs may not be representative of the total effects on pro forma reported income for future years. Factors that may also impact disclosures in future years include the attribution of the awards to the service period, the vesting period of stock options, timing of additional grants of stock option awards and number of shares granted for future awards.

  The assumptions used for valuations of option grants calculated in accordance with SFAS 123 are as follows:

                                                  1997 1998 1999
                                                  ---- ---- ----
          Annualized dividend yield.............. 0.0% 0.0% 0.0%
          Risk free rate of return............... 5.5% 5.5% 5.6%
          Expected option term (in years)........ 7.00 3.95 6.66
          Expected volatility.................... 0.0% 0.0% 0.0%

8.  Earnings Per Share:

   SFAS 128 requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted EPS computations. The calculation below provides net loss, weighted average common shares outstanding and the resultant net loss per share for both basic and diluted EPS for the years ended December 31, 1997, 1998, and 1999 and the three month periods ended March 31, 1999 and 2000.

                                Year Ended December 31,           Three Months Ended March 31,
                          --------------------------------------  -----------------------------
                             1997         1998          1999          1999            2000
                          -----------  -----------  ------------  -------------- --------------
                                                                   (unaudited)    (unaudited)
Numerator:
 Net loss...............  $(2,731,521) $(5,741,260) $(16,868,379) $  (2,623,972) $   (7,637,606)
Deemed dividend repre-
 senting the beneficial
 conversion feature of
 preferred stock........           --           --            --             --      (4,966,932)
                          -----------  -----------  ------------  -------------  --------------
Loss available to common
 stockholders...........  $(2,731,521) $(5,741,260) $(16,868,379) $  (2,623,972) $  (12,604,538)
                          ===========  ===========  ============  =============  ==============
Denominator:
 Weighted average common
  shares................   18,266,572   21,547,177    29,804,681     25,249,484      31,729,705
                          ===========  ===========  ============  =============  ==============
Earnings per share:
 Basic and diluted......  $     (0.15) $     (0.27) $      (0.57) $       (0.10) $        (0.40)
                          ===========  ===========  ============  =============  ==============

                              COOLSAVINGS.COM INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
  (Information presented for the three months ended March 31, 1999 and 2000 is unaudited)


9. 401(k) Plan: On February 11, 1997, the Company adopted a 401(k) plan for employees. All employees who meet certain age requirements are eligible to participate. Matching contributions are made at the discretion of the Company. The Company made no matching contributions during 1997, 1998 and 1999.

10.Subsequent Events:

  a. Stock Split: On April 7, 2000 the Board of Directors approved a 1,150 for 1 common stock split. All share and per share amounts have been retroactively restated to reflect the split.

  b. Increase in Authorized Capital Stock: On April 7, 2000, the Company's articles of incorporation were restated to increase the authorized capital stock to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

  c. Stock Option Exercise: On April 3, 2000, the Company's Chairman, Chief Executive Officer and President exercised his vested options to purchase 322,000 shares of the Company's common stock in exchange for the delivery of a $700,000 promissory note. The note provides for interest at the rate of 6.71% per annum, payable annually. The principal amount of the note and all unpaid interest is due on April 3, 2004.

  d. Bank Line of Credit: On May 8, 2000, the Company borrowed $1,482,000 on its $6.5 million bank line of credit (see note 4b). The funds were used to purchase new equipment.

                               Inside Back Cover

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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,300,000 Shares


                     [LOGO OF COOLSAVINGS.COM APPEARS HERE]

                                  Common Stock

                                --------------

                                   PROSPECTUS

                                --------------

                                   CHASE H&Q

                                LEHMAN BROTHERS

                           THOMAS WEISEL PARTNERS LLC

                                 ------------
                                  May 19, 2000

                                 ------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

   Until June 13, 2000, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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